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RECEIVED
2009 FEB -9 A 7:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Commission File No. 82-3158

Danisco USA Inc.
565 Taxter Road, Suite 590
Elmsford
New York 10523-2300
USA
Tel +1 800 255 6837
Tel +1 913 764 8100
Fax +1 914 592 1407
[redacted]

09045276

February 5, 2009

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Place
Washington, D.C. 20549

SUPPL

Re: Danisco A/S
Commission File No. 82-3158

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), Danisco A/S hereby submits to the Commission the following information which Danisco has (A) made public pursuant to the laws of Denmark, (B) filed with the Copenhagen Stock Exchange, or (C) distributed to its security holders since its last such submission to the Commission, under cover of a letter dated October 31, 2008.

A schedule of the documents referred to above is attached hereto.

Kindly acknowledge receipt of this submission by stamping the enclosed dated copy of this letter and returning it in the envelope also enclosed.

PROCESSED
FEB 1 0 2009
THOMSON REUTERS

Very truly yours,

Eileen Gill
General Counsel, Danisco USA

Enclosures

cc: Peter Flägel, Esq.

DUSN001-07/06

1.

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Press Release

Copenhagen, 10 November 2008

Indian research and business delegation visits Danisco

Today, Danisco had the pleasure of playing host to a research and business delegation from India.

The "Food, Feed and Bioenergy" delegation is visiting Denmark to strengthen R&D collaborations and build partnerships between the two countries. It is made up of businessmen, scientists and officials and is headed by Dr. M.K. Bhan, Secretary, Department of Biotechnology under the Indian Ministry of Science and Technology.

The visit is important to Danisco due to our activities in India and plans to strengthen our presence in the Indian market in the coming years.

'We have had a presence in India for a number of years, and only this spring we expanded our activities significantly by two new production units for functional systems and enzymes. Therefore, we are very pleased to welcome the delegation to our Copenhagen headquarters to talk about our business and consolidate the excellent relationship that we have with India,' says Tom Knutzen, CEO of Danisco.

The functional systems plant produces blends for the ice cream market in particular, but will later move on to other dairy products. The enzyme plant produces enzymes for animal feed, food and beverages, bioethanol, detergents and textiles. Both plants are located in Haryana, India.

'Food, feed and bioenergy are at the core of our business and with the potential in the Indian market, we are naturally interested in establishing contacts to build on our collaborations and research activities in the future,' says Tom Knutzen.

With production of more than 100 million tonnes of milk a year, India is the world's largest milk producer. Likewise, the market for industrial enzymes is growing fast in India and is currently estimated at USD 75 million.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 27.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

2

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Press Release

RECEIVED 09 FEB -9 A 7:21

Copenhagen, 13 November 2008

The Danisco Award 2008 goes to Barbara Ann Halkier

The Danisco Award 2008 goes to Associate Professor, DSc Barbara Ann Halkier from the Faculty of Life Sciences, the University of Copenhagen. She receives the Award and DKK 250,000 for her research into secondary metabolites, which are biologically active substances in, for instance, plants. Her research has been focused on metabolites in rape and cabbage, which are known for their cancer-preventive properties.

Barbara Ann Halkier is the hallmark of solid, high-quality basic research for which she has won international acclaim; she also has a keen eye for the practical application of her research, reflected in 11 patent applications within the production of bioactive natural substances. This part of her research aims at using biotechnology for the development of functional foods fortified with cancer-preventive substances and for the production of crops with improved resistance to diseases and, hence, a reduced use of pesticides.

Danisco's Health & Nutrition area is strongly focused on the development of foods with health benefits. We grant this year's Danisco Award to Barbara Ann Halkier to support and encourage additional focus on this research area.

The Award, which is mainly granted to young, promising scientists with a view to strengthening their career opportunities, was presented on 13 November at 2 pm at the Technical University of Denmark's Symposium for Biotech Research 2008.

For further information, please contact:
Tom Knutzen, CEO, Danisco A/S, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S,
tel.: +45 32 66 29 26, mobile +45 26 15 21 27

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

FACTS

The Danisco Award

The purpose of the Award instituted by the Danisco Foundation is to help improve food products, notably industrially produced foods. Institutions and individuals in Denmark and abroad are eligible for the Award as a reward for outstanding efforts to improve foods or as a means of financing food improvement projects. The Danisco Award is presented at least every other year.

The Award was first granted in 2002 and represents a value of DKK 250,000.

Award winners

In 2008 the Danisco Award went to Associate Professor, DSc Barbara Ann Halkier from the Faculty of Life Sciences, the University of Copenhagen. She received the Award for her research into secondary metabolites, which are biologically active substances in, for instance, plants. Her research has been focused on metabolites in rape and cabbage, which are known for their cancer-preventive properties.

Barbara Ann Halkier was born in 1956, has taken a biology degree from the Faculty of Science at the University of Copenhagen and has been an Associate Professor at the Department of Plant Biology and Biotechnology under the Faculty of Life Sciences since 1992. She obtained her doctorate in 1996 from the Department of Molecular Biology under the Faculty of Science at the University of Copenhagen. She has published more than 60 peer-reviewed articles, seven reviews, more than 1,500 quotations, H-Index: 27.

In 2007, the Award went to Professor Niels Christian Nielsen of the University of Aarhus. He received the Award for his outstanding international research profile, not least within food-related issues, and his strong commitment to the establishment of the NanoFood consortium.

Born in 1962, Niels Christian Nielsen took an MSc in chemistry at the University of Aarhus and, partly, at Massachusetts Institute of Technology. He completed his PhD in 1990 and having been nominated professor and head of the national Dutch solid-state NMR centre in 1998, the University of Aarhus decided to offer him a professorship in molecular biology while at the same time making him responsible for the establishment of an instrument centre within biological solid-state NMR spectroscopy. Today he is Director of Center for Insoluble Proteins under the Danish National Research Foundation and has participated in the establishment of the Interdisciplinary Nanoscience Center, iNANO, and the NanoFOOD consortium. He is an internationally acclaimed scientist and has published more than 120 articles in international magazines.

In 2006, the Award went to PhD Hanne Frøkiær, Associate Professor at BioCentrum under the Technical University of Denmark. She received the Award for her research into the effect

of food on the immune system with particular focus on microorganisms, fats and bioactive proteins.

Hanne Frøkiær is an internationally acclaimed scientist and participates in several major research programmes, including the EU project "Healthy Profood". As a result of her efforts, BioCentrum-DTU has achieved a unique position globally within nutritional immunology.

In 2005, the Award went to PhD Anne Meyer of BioCentrum at the Technical University of Denmark for her contribution in an important area to taking food enzymology a major step forward by using enzymes for the production of food with a higher health profile.

Anne Meyer's work shows that enzymes can make cordial and juice healthier by using enzymes in the production in order to enhance the juice content. By optimising the addition of enzymes, the extraction of natural disease-preventing antioxidants in the fruit is enhanced to the effect that the antioxidants end up in the juice rather than in the peel, which is filtered out.

In 2004, PhD student Thomas Meinert Larsen of the Department of Human Nutrition at the Danish Royal Veterinary and Agricultural University received the Award for his efforts within nutritional research based on his extraordinary scientific capabilities. Thomas Meinert Larsen's work is concentrated on methods for gene studying, comparison of various types of diets and actual diet analyses. In addition, he has stood out as the day-to-day manager of the MUFOBES project, which conducts comparative tests of traditional nutritional advice and modern American nutritional research.

In 2003, Research Scientist Charlotte Jacobsen from the Danish Institute for Fisheries Research was given the Award for her knowledge on rancidification processes and her work with the application of fish oil in food without the products becoming rancid.

In 2002, the Award went to the Centre for Advanced Food Studies on the grounds that the Centre represents the most significant innovation within Danish food research in the past 10 years and that it conducts research at a very high level.

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24 November 2008 - 10:20

EFSA approves new caries reduction claim for xylitol chewing gum

The European Food Safety Authority has approved a new very strong 'Xylitol chewing gum reduces the risk of caries in children' claim.

Danisco's strategy to become First choice for our customers can take on many different forms. One of the key factors that facilitate the view of Danisco as leader in the market is that Danisco supports scientific and regulatory issues. For example, by providing the platform for scientific substantiation, our customers are able to make very strong dental claims on products which contain an appropriate level of xylitol.

One such claim, the first which is to be published by the European Food Safety Authority (EFSA), relied upon a wealth of scientific substantiation which is paramount to successful approval. With many health claims already being rejected by EFSA, such a strong claim for xylitol chewing gum underlines the strength of dental research which has been undertaken.

Unique dental benefits of xylitol
This claim reinforces the unique dental benefits of xylitol as it specifically relates to a disease risk reduction. EFSA has included the claim in Article 14 of the regulation which is one of the strongest categories supported by such regulations. Currently, all sugar free chewing gum can carry the claim 'Does not promote tooth decay' irrespective of which polyol is used in the formulation. This new regulation from EFSA provides a unique stronger claim for 100% xylitol chewing gum.

EFSA published its scientific opinion on health claims related to xylitol in chewing gum on 30 October 2008.

- The Panel on Dietetic Products, Nutrition and Allergies was asked to deliver an opinion based on the scientific substantiation for a health claim related to the reduction of the risk of tooth decay. A very strict evidential criterion was applied
- The panel considered 'that a cause and effect relationship has been established between the consumption of chewing gum sweetened with 100% xylitol and the reduction of the risk of tooth decay in children'
- Scientific justification is related to consumption of 2-3g of chewing gum sweetened with 100% xylitol at least three times per day after meals
- The following wording reflects the scientific evidence:

'Xylitol chewing gum reduces the risk of caries in children'

For more information, please contact:
James Dedman, Business Director Xylitol, Danisco, james.dedman@danisco.com
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927 or +45 2876 5104.

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/november/businessupdate_279_en.htm

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RECEIVED
2009 FEB -9 A 7:24

24 November 2008 - 11:37

Danisco stars in obesity debate on nutraingredients.com

During HiE 2008, Danisco was represented in a round table discussion which you can now watch on nutraingredients.com.

Dr Julian Stowell, Science Director - Sweeteners Division, participated in the discussion together with representatives from Cosucra and INRA, the French Government Research Institute.

The debate explored the recently established link between the gut microflora and obesity and then discussed the possible role for pre- and pro-biotics in weight management.

Watch the obesity debate.

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/november/businessupdate_280_en.htm

5,

DANISCO Press Release

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Copenhagen, 25 November 2008

Danisco researches intensely into climate improvement

Climate and environmental improvements are high on Danisco's agenda with investments worth hundreds of millions of Danish kroner over the coming years into projects to reduce CO_2 emissions and production of petroleum-based products.

The fastest growing climate problem globally is the emission of greenhouse gasses from e.g. cars. Fortunately, there are alternatives to petroleum-based fuels and Danisco is committed to being among the first in the world to deliver a competitive technology for the production of one such alternative – second-generation bioethanol.

It is therefore only natural that Danisco CEO Tom Knutzen is a member of the panel at the current Nordic Climate Solutions conference in Bella Center.

'The climate challenges we are facing are key to Danisco. Not only as a way of optimising the use of energy in our production, but also as a business area. Through our enzyme division Genencor we are collaborating in a joint venture with DuPont to develop processes and plants to produce second-generation bioethanol at competitive prices, and also we are collaborating with Goodyear to produce rubber based on biotechnology instead of petrochemistry,' says Tom Knutzen, CEO of Danisco.

Danisco estimates that the market for second-generation bioethanol based on biomass will be close to DKK 500 billion in 2020. One of the biggest challenges will be for the world to handle the transition to sustainable fuels. The aim of Danisco's joint venture with DuPont is to, within a few years, create concepts allowing everyone to build ethanol plants and produce on a commercial scale. This will help ease the transition for the consumers of sustainable fuels.

For further information, please contact:

Tom Knutzen, CEO, Danisco, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

6.

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1 December 2008 - 14:05

New sales staff in Ukraine

A new sales team is ready in Ukraine

With Ukraine's WTO accession, a heavy import duty on sugar beet seeds that has hampered our sales efforts in this market has now been abolished.

To take immediate advantage of the situation, we have engaged two new sales persons, Mr Vesil Gechu (44) and Mr Pavel Noga (51). Mr Gechu will be Product Manager for sugar beet and sunflower seeds and Sales Manager for sunflower seeds. Mr Noga will be Sales and Marketing Manager for sugar beet seeds.

They will both cooperate closely with our German team in managing this future important market.

For further information, please contact:
Niels H. Gram, President – Beet Seed, Danisco Seed, tel.: +45 54606031

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/december/businessupdate_281_en.htm

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RECEIVED
2009 FEB -9 A 7:24

3 December 2008 - 15:53

More focus on distant markets

Danisco Seed has engaged a new Sales Manager to strengthen our position on distant markets.

To strengthen our position on distant markets we have engaged Mr Kevin James Knagg, 35, as Sales Manager at Danisco Seed from 1 November 2008.

Based in our Holeby headquarters, Mr Knagg will be in charge of sales at our existing markets in North Africa and the Middle East. Furthermore, he will face the challenge of working up new markets in, for example, the Far East.

For further information, please contact:

Niels H. Gram, President – Beet Seed, Danisco Seed, tel.: +45 54606031.

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/december/businessupdate_282_en.htm

8.

DANISCO

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Press Release

RECEIVED
2009 FEB -9 A 7:

Copenhagen, 5 December 2008

Delight over adoption of FIAP

Consumers and the food industry have a reason to be delighted. The EU has adopted its Food Improvement Agents Package (FIAP).
The FIAP is a comprehensive set of rules that ensures consistent use of additives and enzymes throughout the EU.

This means improved security for the consumers because food in the EU has to comply with the same strict requirements for additives and enzymes. This also applies to trade between the EU countries. Going forward, all additives and enzymes will be evaluated by the European Food Safety Authority (EFSA).

'Danisco has followed the making of the FIAP closely and we are very satisfied with the outcome. It is a huge step forward for the consumers, who can now be confident that in future additives have to meet the same standards throughout the EU. For us as an industrial business, the harmonisation particularly in the enzyme area means that we now only have to obtain approval from one central authority. This is a good result for both the consumers and the industry,' says Lisa Jensen, Regulatory Affairs Manager.

In addition to harmonising the rules, the adoption also means that fixed time limits will be established for approval procedures as well as shorter processing time for applications filed by the industry.

Further, the EU countries will be monitoring the consumption of additives and submit the results to the European Commission and EFSA going forward.

For further information, please contact
Lisa Jensen, Regulatory Affairs Manager, mobile: +45 29 48 44 23
Carl Johan Corneliussen, Media Relations Manager, mobile: +45 26 15 21 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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9 December 2008 - 09:00

New Executive Vice President for Danisco Cultures

As of 1 January 2009, Doug Willrett will head Danisco's Cultures division. As Executive Vice President of the Cultures Division, Doug Willrett will also become a member of the Food Ingredients Board.

After several years with Rhone Poulenc/Rhodia where Doug Willrett successfully managed their U.S. dairy ingredients business, he moved to Paris to take charge of their worldwide bakery ingredients business. Upon returning to the US, Doug Willrett initiated the creation of Rhodia Food's food safety business and evolved to a position managing the global strategy for Rhodia Food.

Doug Willrett joined Genencor International in 2003 and was responsible for the global food & beverage enzymes business. Further to the acquisition of Genencor by Danisco in 2005, he joined the Cultures Division as Global Business VP for cheese enzymes, colours and diversification.

'I am convinced Doug's broad experience in the food ingredients industry, cultures expertise, strategic vision and team working capabilities will help take Danisco Cultures to new heights and, with the support of the cultures teams worldwide, he will drive the division to become number one in its league,' says Fabienne Saadane-Oaks, President, Danisco Bio Actives.

'I look forward to leading Danisco Cultures to developing and producing innovative microbial solutions to improve health, safety and nutrition and to expanding our presence in the cultures market worldwide,' says Doug Willrett.

Doug will be reporting to Fabienne Saadane-Oaks in her role as President of Danisco Bio Actives.

For more information, please contact:
Nathalie Brosse, Communication Manager, Danisco Cultures, tel.: +33 1 56 60 4726, e-mail : nathalie.brosse@danisco.com

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

....

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DANISCO

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Press Release

2009 FEB -9 A 7:24

Copenhagen, 10 December 2008

Lisbeth Munksgaard to evaluate food education in Greece

Over the next two years, the EU will be evaluating its member countries' educations. The purpose is to ensure a uniform level and mutual recognition of the various countries' educations in order to enhance the mobility of students and scientists in the member countries. The initiative is a result of the Barcelona Summit.

Senior Manager Technology & Business Development, Lisbeth Munksgaard, Danisco, has been invited to participate in the process by the Greek government's Hellenic Quality Assurance Agency for Higher Education to evaluate food research and education in Greece. Lisbeth Munksgaard will sit on a panel consisting of business people and university staff from the Netherlands, Germany, the USA and Greece.

'It is positive that a Danisco employee is invited to participate in such an initiative. In this way, our company will contribute to ensuring that European candidates and bachelors are well-prepared to work in the public and private food sectors,' Lisbeth Munksgaard says.

The evaluation will comprise educational management, teaching itself, research level and relevance, teaching modules, the use of IT, textbooks and materials and the research and educational infrastructure. In addition, there will be meetings with the institutions' management, teachers and students.

In her work, Lisbeth Munksgaard focuses on organisational areas such as management of food research and education.

For further information, please contact:
Lisbeth Munksgaard, Senior Manager Technology & Business Development, tel.: +45 32 66 23 81
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26, mobile: +45 26 15 21 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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DANISCO

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Press Release

RECEIVED

2009 FEB -9 A 7:21

12 December 2008

Genencor extends its cooperative research agreement with ARS/USDA for conversion of winter barley to ethanol

Genencor, a division of Danisco A/S, has signed a two-year extension of a Cooperative Research and Development Agreement with the USDA's[1] Agricultural Research Service, Eastern Regional Research Center (ERRC). Under the agreement, Genencor and ERRC will continue to jointly develop an economically viable process for converting winter barley, a non-food crop, into ethanol.

"We have already made significant progress through our collaborative research with ERRC, including using enzymes to break down beta-glucans in barley to increase ethanol yield," says Glenn Nedwin, Executive Vice President for Technical Enzymes for Genencor. "In this next phase, we will tackle the remaining challenges to develop an efficient, cost-effective process and bring it to commercial scale." Potential for the technology extends beyond the U.S. to other regions, such as Europe, where barley is used as a feedstock.

The project is part of Genencor's focus on current ethanol applications. Genencor will continue to provide scientific expertise and in-house resources to the ERRC collaboration, and will also contribute $100,000 to the project.

The researchers are using superior breeds of barley (with high starch content), which were developed by ERRC and Virginia Tech, making them excellent for ethanol production.

Some of the top scientists in the field are working on the project. Genencor's barley project team is led by senior researcher Dr. Jay Shetty. Genencor has a 25-year history in biofuels technology.

ERRC has a team of approximately 200 Chemists and Engineers at its center in Wyndmoor, PA. ERRC's Crop Conversion Science & Engineering Research Unit, headed by Dr. Kevin Hicks, has approximately 30 researchers who have been conducting research on biofuels for over 15 years.

For more information, please contact:
Jennifer A. Hutchins, Communications Manager, Genencor, tel.: +1 (585) 256 6973, e-mail : Jennifer.Hutchins@danisco.com

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

About Genencor
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a large global organization, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, biobased solutions. These innovations create value throughout the supply chain, from raw material to finished product.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

[1] United States Department of Agriculture

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16 December 2008 - 11:50

Announcement of results for Q2

Announcement of results for Q2 2008/09 (1 August - 31 October)

Notice no. 16/2008

Continued strong top-line momentum
In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09
We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For the full results, download the PDF reports:

Q2 report in English

Q2 report in Danish

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_268_en.htm

DANISCO

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16 December 2008
Announcement of Results for Q2 2008/09
(1 August 2008 - 31 October 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 7,250 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com.

DANISCO

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Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q2 2008/09
1 August 2008 – 31 October 2008

16 December 2008

Continued strong top-line momentum

In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09

We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For further details, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,348	3,002	6,583	6,129
EBITDA before special items	496	550	1,067	1,167
Operating profit before special items (EBIT)	324	376	727	824
Special items	(23)	(6)	(29)	(6)
Operating profit	301	370	698	818
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	441	305	784	685
Profit from continuing operations	299	207	529	466
Profit from discontinued operations	40	121	81	655
Profit for the period	339	328	610	1,121
Profit attributable to equity holders of the parent	339	317	604	1,102
Revenue				
Food Ingredients	2,303	2,091	4,577	4,326
Genencor	1,056	920	2,022	1,821
Eliminations	(11)	(9)	(16)	(18)
Total	**3,348**	**3,002**	**6,583**	**6,129**
Operating profit before special items (EBIT)				
Food Ingredients	254	264	590	575
Genencor	96	150	208	305
Corporate costs and central R&D	(33)	(41)	(69)	(80)
Subtotal	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Total	**324**	**376**	**727**	**824**
Cash flow, continuing operations				
Cash flow from operating activities	418	296	500	694
Cash flow from investing activities	(676)	(197)	(794)	(297)
Free cash flow	**(258)**	**99**	**(294)**	**397**
Balance sheet				
Total assets	29,523	28,561	29,523	28,561
Equity attributable to equity holders of the parent	13,262	12,695	13,262	12,695
Equity	13,532	12,952	13,532	12,952
Net interest-bearing debt	9,468	8,407	9,468	8,407
Net operating assets, continuing operations	10,355	9,233	10,355	9,233
Invested capital, continuing operations	18,571	16,891	18,571	16,891
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	7.9	8.5	7.9	8.5
Return on equity (ROE)	5.9	12.0	5.9	12.0
NIBD/EBITDA ratio	3.1	3.2	3.1	3.2
Number of shares*				
Diluted average number of shares	47,518	48,147	47,523	48,567
Diluted number of shares at period-end	47,502	47,846	47,502	47,846
Earnings per share (DKK)*				
Diluted earnings per share	7.11	6.61	12.71	22.80
Diluted earnings per share before special items and discontinued operations	6.61	4.16	11.43	9.27
Diluted cash flow per share	8.80	6.15	10.52	14.29
Diluted book value per share	279	265	279	265
Share price				
Market price per share (DKK)	250	396	250	396
Market capitalisation (DKK million)	11,860	18,968	11,860	18,968

*) The effect of Danisco's share option programmes has been included in the diluted values.

Group overview

Strategy and organisation
The world is going through a tumultuous period. The near-term economic future is marred by uncertainty. At Danisco, we are also experiencing changes to our business environment and in our customers' behavioural patterns. However, we have so far been able to manoeuvre through these high waters without dramatic effects on our activity level.

Therefore, it is important for us to stress our firm belief that our vision and strategy will surmount these challenges, and that our long-term vision remains intact. We maintain our priorities: focusing on our strategy, addressing current business challenges and steering our business through the current volatility.

In this context, we are accelerating the process of optimising our manufacturing footprint across the organisation, including the following recent initiatives:

- On the Iberian Peninsula we are merging our Faro and Valencia facilities. We are in the process of closing down the Faro site which has been producing locust bean gum for the Gums & Systems business division.

- We plan to discontinue enzyme production at Genencor's production site in Rochester (USA) and convert the site into a manufacturing site for Cultures, thus capitalising on the synergies between the two business areas and their joint fermentation technology. This eases the pressure on escalating capital expenditure in Cultures in view of continued strong demand in that division whilst addressing Genencor's production footprint.

- We expect to move our enzyme fermentation activities at Grindsted to Bruges (Belgium) in order to optimise production flows and costs. This has been made possible on the back of extensive product development efforts allowing us to shift from surface to submerged fermentation.

- Furthermore, we are currently reviewing our production set-up for xylitol in light of the dramatically changed operating environment for that product, and we will inform the market when we have reached a decision. This may lead to costs being booked under special items at some point during 2009, although the lion's share will likely be of a non-cash nature.

We expect total net special item costs of around DKK 150 million (up from around DKK 50 million) as a result of the above-mentioned Gums & Systems and Genencor initiatives. Regarding Sweeteners, please refer to page 10.

Group financials

Revenue exceeding our expectations

In Q2 2008/09, Danisco reported revenue of DKK 3.3 billion, reflecting 11% organic top-line growth Y/Y (12% growth in DKK terms, and 13% including acquisitions). This was ahead of our expectations for the quarter and above our long-term growth targets. The solid revenue momentum seen in the previous quarter thus accelerated further, driven by all divisions aside from Sweeteners.

Profit from continuing operations

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,348	3,002	6,583	6,129
EBIT before BCP*, share-based payments and special items	**325**	**373**	**744**	**800**
EBIT BCP	(8)	-	(15)	-
Total	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Tax	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**

* Bio Chemicals Projects (BCP)

Sweeteners hurting group margins

EBIT before share-based payments came in at DKK 317 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 8 million, this corresponded to a margin of 9.7% in Q2 (last year 12.4%) and was below our expectations for the Sweeteners business, whilst Genencor came in close to plan, and all other divisions delivered ahead of our expectations. Our R&D expenses increased as a proportion of revenue. Total R&D spend came in at DKK 186 million for the quarter, a DKK 22 million increase Y/Y that was primarily related to Genencor.

Total costs of DKK 17 million relating to BCP

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 17 million for the period, of which DKK 9 million (DKK 6 million after tax) related to our joint venture with DuPont.

Currency translation had a negative EBIT impact on our Y/Y results of an estimated DKK 15 million.

Special items came in at a net cost of DKK 23 million, around half of which related to the Abitec acquisition.

Strong quarter for financial items

Net financial costs for continuing operations turned into a net income of DKK 146 million against net costs of DKK 65 million in Q2 2007/08. The dramatic change reflected broadly stable net interest payments, an interest rate swap gain of just over DKK 100 million and a net gain of around DKK 100 million on the previously announced divestment of Direvo, one of our venture companies. Our remaining venture companies carried a total book value of DKK 18 million at the end of Q2 2008/09.

Slight increase in profits Y/Y

Taxes for the continuing business came in at DKK 142 million for the period. Discontinued operations – i.e. Sugar – contributed DKK 40 million for the period on an after-tax basis, much in line with our expectations. The Group's profit for the period thus closed at DKK 339 million against DKK 328 million during the same period of last year.

Debt and capital structure

Danisco closed the quarter with net debt of DKK 9.5 billion. Danisco has a stable funding structure, and we are currently conducting negotiations over the future funding structure of Danisco once Sugar has been sold.

In light of recent months' turmoil in the financial markets, we have decided to postpone the initiation of the previously announced share buy-back. We still

envisage initiating a share buyback programme once the Nordzucker transaction has closed and the markets have normalised.

Cash flows

Net capital expenditure came in at around DKK 200 million for the period, in line with our expectations. Debtors increased Y/Y as a result of higher group sales, and inventory levels for xylitol increased. Net cash outflow related to acquisitions totalled DKK 438 million over the quarter.

Change in equity

Year-To-Date, consolidated equity grew from DKK 12.5 billion to DKK 13.5 billion primarily affected by the result for the period of DKK 610 million, as well as market valuation of instruments hedging future transactions, a negative net DKK 156 million, and foreign exchange rate adjustments of subsidiaries and associates of DKK 890 million. We paid out dividends to shareholders of DKK 356 million and to minorities of DKK 27 million.

Food Ingredients

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,429	1,229	2,819	2,530
Bio Actives	874	862	1,758	1,796
Eliminations	-	-	-	-
Total	**2,303**	**2,091**	**4,577**	**4,326**
Growth (%)	10	(1)	6	-
Organic growth (%)	9	1	8	2
EBITDA	**370**	**380**	**816**	**804**
EBITDA margin (%)	16.1	18.2	17.8	18.6
EBIT				
Enablers	163	130	355	283
Bio Actives	91	134	235	292
Total	**254**	**264**	**590**	**575**
EBIT margin (%)	11.0	12.6	12.9	13.3
RONOA (%)	**18.0**	**18.9**	**18.0**	**18.9**
Net working capital	2,930	2,483	2,930	2,483
Net non-current assets	3,734	3,593	3,734	3,593
Net operating assets	6,664	6,076	6,664	6,076
Goodwill	4,204	3,983	4,204	3,983
Invested capital	10,868	10,059	10,868	10,059

Food Ingredients recorded 9% organic growth

In Q2 2008/09, Danisco's Food Ingredients segment posted 9% organic growth Y/Y. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. With EBIT of DKK 254 million, Food Ingredients recorded a margin decrease of 1.6 percentage points Y/Y to 11.0% entirely due to Sweeteners' lower profitability. We estimate that the negative revenue impact caused by the Chinese melamine crisis amounted to around DKK 25 million, primarily relating to Enablers but also impacting Cultures. We would expect a period of up to one year before the Chinese ingredients market is stabilised.

Product clusters

Enablers

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,429**	**1,229**	**2,819**	**2,530**
Growth (%)	16	(2)	11	(1)
Organic growth (%)	15	1	14	1
EBIT	**163**	**130**	**355**	**283**
EBIT margin (%)	11.4	10.6	12.6	11.2

Enablers achieved 15% organic growth Y/Y. The cluster posted EBIT of DKK 163 million in a mixed input cost environment, resulting in a margin of 11.4% vs. 10.6% in Q2 2007/08.

Substantial top-line growth in Emulsifiers

Emulsifiers showed an overall strong performance over the quarter with double-digit organic growth rates driven especially by higher average prices. We are satisfied with the recent performance and our ability to maintain our customer relationships in these volatile times. Looking ahead, we anticipate a gradually more challenging environment in view of the tougher economic climate as well as the continued steep decline in raw material costs.

Abitec included from 1 September 2008

As previously announced, our Abitec acquisition has now been formally approved and was consolidated into Danisco's accounts with effect from 1 September 2008. Abitec added 1% growth Y/Y to Danisco's group revenue. We have announced plans to close Abitec's existing site in Northampton, and production will be shifted to existing emulsifier sites, primarily Grindsted and Penang. We expect to generate sizeable synergies from the Abitec acquisition in two years' time.

Gums & Systems – raw material costs still on the increase

Gums & Systems developed well over the quarter, growing organically at high single digit rates, driven by a combination of volume and price. Pectin continued to perform particularly well across all major regions. In view of continued higher raw material costs within several Gums & Systems areas, we need to defend our profits and thus we are forced to push for further price increases for this cluster over the coming quarters.

Grindsted site in environmental investment

As part of our sustainability strategy, Danisco has increased its focus on optimising energy usage across the organisation, aiming at reducing our CO_2 emission footprint as well as strengthening our competitive position. As a step, we have announced an environmental investment at Grindsted (Denmark), one of our anchor sites. From mid-2010, we expect to reduce energy consumption at Grindsted by 8-9% annually while reducing CO_2 emissions by around 6,000 tonnes. In financial terms, we anticipate a highly satisfactory payback.

Bio Actives

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**874**	**862**	**1,758**	**1,796**
Growth (%)	1	(1)	(2)	1
Organic growth (%)	2	2	-	4
EBIT	**91**	**134**	**235**	**292**
EBIT margin (%)	10.4	15.5	13.4	16.3

Our Bio Actives cluster posted 2% organic revenue growth Y/Y. The cluster's EBIT margin came in at 10.4% against 15.5% in Q2 2007/08. The cluster's overall performance is the result of dramatically different trends within its two business units Cultures and Sweeteners. Below, we will discuss the performance of the two divisions in more detail than usual due to the exceptional divergence.

Continued strong top-line and margin momentum in Cultures

Cultures continued to deliver a solid overall performance ahead of our expectations. Year-To-Date, Cultures has recorded organic growth of 10%, driven by a combination of higher volumes, price increases and a favourable product mix. Margins expanded, driven by a combination of innovative product launches, a continued favourable pricing environment and overall solid demand across all major product areas except for China where the dairy market was hurt by the melamine crisis towards the end of the quarter. Margins in Cultures are comfortably above our long-term target for the cluster of 15%. Once again, Dietary Supplements performed especially well, thus underpinning our defined Health & Nutrition strategy, but growth was broad-based.

Unistraw collaboration targeting new market

One of the innovation initiatives announced by Cultures during the quarter was a collaboration with Unistraw on launching HOWARU™ in straws. We expect this launch to open the chilled beverage market to probiotics.

Agtech acquisition an important strategic milestone

In October, Cultures announced the acquisition of Agtech Products, Inc., a US-based agricultural biotech company. This acquisition expands our leading cultures position into animal nutrition, thus marking an important step in our farm-to-fork strategy – Healthy Nutrition. Furthermore, through this acquisition, Danisco expects to benefit from the strategic synergies between Food Ingredients and Genencor as Genencor already has a leading position within enzymes for the animal feed

market. Cultures is thus able to exploit Danisco's existing customer reach and complement our product range.

Xylitol still a significant challenge for Sweeteners

Revenue in Sweeteners declined by 9% in organic terms Year-To-Date due to continued challenges for xylitol. Xylitol revenue decreased by close to 20% over the period driven by a combination of price and volume, and this had a significant, negative impact on earnings. Year-To-Date, our Sweeteners division has recorded an EBIT decline of more than DKK 100 million, resulting in margins substantially below the 15% long-term target for the cluster.

Meanwhile, we expect the underlying xylitol market to continue to grow, offering continued opportunities for our business thanks to our proprietary technology and scale. In November 2008, the European Food Safety Association approved a strong new caries reduction claim for xylitol chewing gum – again highlighting the superiority of the product.

We are reviewing our production footprint

In view of Sweeteners' dramatic loss of market share in xylitol, we are currently reviewing our production set-up for the division in order to further improve our cost competitiveness. We will inform the market when we have analysed all opportunities to restore margins.

Litesse® performing well

Elsewhere in the division, we recorded continued good momentum for Litesse®, which won FDA approval in 2007, reconfirming our decision to increase our focus on Health & Nutrition.

Strengthening our Health & Nutrition platform

During the past few months, we have announced two new initiatives within Health & Nutrition in addition to the above-mentioned Agtech deal. GraceLinc and Evesse™ demonstrate some of the tangible results of our efforts to further strengthen our Health & Nutrition platform.

For a geographic breakdown of our group revenue, please refer to page 25.

Genencor

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	1,056	920	2,022	1,821
Bio Chemicals Projects	-	-	-	-
Total	**1,056**	**920**	**2,022**	**1,821**
Growth (%)	15	-	11	1
Organic growth (%)	16	4	14	4
EBITDA	**152**	**207**	**318**	**415**
EBITDA margin (%)	14.4	22.5	15.7	22.8
EBIT				
Genencor division	104	150	223	305
Bio Chemicals Projects	(8)	-	(15)	-
Total	**96**	**150**	**208**	**305**
EBIT margin (%)	9.1	16.3	10.3	16.7
Joint ventures before tax	(9)	-	(23)	-
RONOA (%)	**13.3**	**18.3**	**13.3**	**18.3**
Net working capital	1,310	1,012	1,310	1,012
Net non-current assets	2,351	2,006	2,351	2,006
Net operating assets	3,661	3,018	3,661	3,018
Goodwill	4,012	3,675	4,012	3,675
Invested capital	7,673	6,693	7,673	6,693

Genencor enjoyed a continued, solid top-line momentum in Q2 2008/09. Revenue came in at DKK 1.1 billion, reflecting organic growth of 16% – well ahead of our long-term growth target for the segment.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Animal Nutrition and Bioethanol. Both business areas showed significant double-digit organic growth rates Y/Y. Genencor's feed segment continued to capture market share in a fast-growing market looking for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to strengthen its market position in the fast-growing North American market during Q2 2008/09. Demand for our first-generation bioethanol enzymes outside of North America is growing well albeit from a low base.

Research collaboration with Huntsman

During Q2 2008/09, Food showed a healthy growth, whilst Grain Processing and a wide range of other enzyme application areas recorded organic growth at generally satisfactory rates in line with the underlying market. For Textiles, the overall market is still going through a period of market contraction due to current fashion trends and has been exacerbated by the current economic anxiety. However, Genencor is working on exciting new initiatives within this area. On 23 September 2008, Genencor and Huntsman, the world's largest textile chemical company, announced a research collaboration focusing on jointly developing sustainable textile processing solutions. The first product launch is expected within the next few months.

Negative mix in F&HC impacting margins

In Fabric & Household Care, we continued to feel the effect of key accounts continuing to reformulate as a means to help control their increasing input costs. This has had a negative impact on our product mix and on our total revenues. Margin recovery through a stronger product offering has very high priority.

EBIT margin under pressure – but stabilising

At DKK 476 million, Genencor only recorded a moderate Y/Y increase in gross profit in spite of higher sales volumes. There were several reasons for this. We suffered from input cost pressure and failed to offset these substantial increases through pricing due to the competitive environment. Furthermore, we experienced the above-mentioned negative shift in product mix especially for Fabric & Household Care where key customers are trading down. We also achieved lower average margins due to the continued strong growth in feed enzymes where margins are generally below the Genencor average due to our phytase arrangement.

EBIT for the Genencor division (i.e. excluding Bio Chemicals Projects – see below) came in at DKK 104 million for the period, reflecting an EBIT margin of 9.8% vs. 16.3% in Q2 last year. In addition to the lower gross margin impacting negatively on Genencor's EBIT margin, the segment also recorded substantially higher R&D spend for the period. Margins came in below our expectations early in the quarter but stabilised as the quarter progressed.

As part of our efforts to optimise Danisco's overall manufacturing footprint, we have announced a couple of initiatives relating to Genencor – please refer to page 5 for details.

In line with our policy of maintaining a high level of investor relations activity, we hosted a Capital Markets Day in October 2008 focusing on Genencor's strategy and platform. The full set of presentations is available on www.danisco.com/cmd.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol LLC

DDCE progressed well over the quarter, focusing on making research advances and commencing construction of the cellulosic ethanol pilot plant in Tennessee. We do not assume any changes to the long-term potential of cellulosic ethanol despite the recent sharp decrease in the oil price to levels below the US government's assumption of USD 65 per barrel.

BioIsoprene™

We are making solid technological advances in our research collaboration with Goodyear on the development of BioIsoprene™.

As discussed in our Group overview, total spend relating to Bio Chemicals Projects amounted to DKK 17 million, of which DKK 9 million related to DDCE and DKK 8 million related to our Goodyear collaboration.

Discontinued operations

Discontinued operations reflects Sugar.

Performance in line with our expectations

Sugar performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.8 billion, a 4% increase Y/Y, whilst EBIT came in at DKK 100 million against DKK 175 million in Q2 last year, due to the impacts of the ongoing EU sugar reform. This year's sugar campaign is so far progressing well.

Awaiting go-ahead for deal with Nordzucker

In September 2008, we completed all filings with the relevant competition authorities in a number of markets with the intention to close the sale of Danisco Sugar to Nordzucker. The timing of gaining approval for the transaction depends on the legal procedures in these markets. Our assessment is still that we should be able to close the deal by the beginning of 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 have not changed materially since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

The nature of Danisco's business cyclicality is relatively stable. However, even for our business, we are seeing signs of the world's economic crisis as customers focus on minimising inventories and costs. We will continue to closely monitor these developments, and we are adjusting our operations, projects and priorities in order to protect short-term profitability.

Outlook highlights

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,300		13,300	13,000
EBIT*	1,350	(50)	1,300	1,400
DDCE JV**		(50)	(50)	(50)
Profit from discontinued operations (pre tax)			250	250
Special items			(150)	(50)
Profit for the period			**950**	**1,000**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We maintain our outlook for organic growth of at least 6% for the Group. We expect our Abitec and Agtech acquisitions to contribute approximately DKK 200 million in revenue with a neutral EBIT effect in FY 2008/09. At currency rates as per 31 October 2008, this corresponds to revenue of around DKK 13.3 billion (DKK 13.0 billion).

The modest underlying growth outlook for H2 2008/09 should be seen in the context of very high raw material volatility that is changing the procurement pattern among our customers and the pricing environment in general. Furthermore, we are currently witnessing systematic destocking activity throughout the value chain due to the global financial crisis and the dramatically higher cost of liquidity.

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.3 billion (previously around DKK 1.4 billion), corresponding to a margin slightly below 10% (previously slightly below 11%).

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we still expect to see a full-year decrease in the EBIT margin compared to last year, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below).

Bio Chemicals Projects
In 2008/09, we still expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results
For the Group as a whole, we therefore expect revenue of around DKK 13.3 billion (previously DKK 13.0 billion) and EBIT before share-based payments and special items of around DKK 1.3 billion (previously DKK 1.4 billion).

Special items are now expected at a level of DKK 150 million (previously DKK 50 million) in net costs primarily relating to the decisions that we implemented as a result of the increased focus on our manufacturing footprint.

We now expect a tax rate of below 30% before share-based payments (previously around 32%).

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million pretax based on stable underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 950 million (previously around DKK 1.0 billion).

We maintain our expectations of CAPEX at around DKK 1.0 billion for Danisco excluding Sugar.

Our estimates do not take into account any financial consequences of the ongoing review of Sweeteners' xylitol production set-up.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 5.84 on 31 October 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 15 December 2008, the USD rate was DKK 5.52.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 2.8 years and 37% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 50 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Organisation
Iain Witherington will join Danisco as Senior Vice President, Corporate HR and member of the Executive Committee as of 23 February 2009.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08. In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
The company's Articles of Association have been amended in accordance with the decision to reduce the share capital in compliance with the authorisation granted to the Board of Directors at the Annual General Meeting on 20 August 2008. At the board meeting held on 16 December 2008 it was decided to reduce the company's share capital by DKK 24,964,000 through the cancellation of 1,248,200 treasury shares, after which the company's share capital will be DKK 953,865,900.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options would be issued to the Executive Board and senior managers. The programme has now been executed and a total of 485,650 options were issued to 148 persons at a strike price of DKK 369. The total number of outstanding options amount to 2,481,767, equivalent to 5.2% of the company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

The long-term incentive programme (LTI) in Genencor has been amended to also include a share of the value creation in Bio Chemicals Projects. Genencor's LTI has been established in order to have competitive remuneration packages at levels comparable to the biotech industry and will result in a share of Genencor's value creation, measured in a standardised way, being granted to certain Genencor employees. The programme has similarity to an option programme and will be expensed as part of share-based payments in the income statement.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results
18 February	2010	IR quiet period starts for Q3
18 March	2010	Q3 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 August – 31 October 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

16 December 2008

Board of Directors

Anders Knutsen, Chairman	Jørgen Tandrup, Deputy Chairman
Håkan Björklund	Kirsten Drejer
Lis Glibstrup	Peter Højland
Flemming Kristensen	Bent Willy Larsen
Matti Vuoria	

Executive Board

Tom Knutzen, CEO	Søren Bjerre-Nielsen
Mogens Granborg	

Income statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**3,348**	**3,002**	**6,583**	**6,129**
Cost of sales	(2,037)	(1,761)	(3,945)	(3,572)
Gross profit	**1,311**	**1,241**	**2,638**	**2,557**
Research and development expenses	(186)	(166)	(363)	(327)
Distribution and sales expenses	(591)	(519)	(1,141)	(1,055)
Administrative expenses	(219)	(220)	(421)	(430)
Other operating income	38	35	98	59
Other operating expenses	(36)	2	(82)	(4)
Share-based payments	7	3	(2)	24
Operating profit before special items	**324**	**376**	**727**	**824**
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Income tax expense	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**
Profit from discontinued operations	40	121	81	655
Profit	**339**	**328**	**610**	**1,121**
Distribution of profit for the period				
Equity holders of the parent	339	317	604	1,102
Minority interests	-	11	6	19
Total	**339**	**328**	**610**	**1,121**
Earnings per share in DKK				
EPS	7.12	6.60	12.72	22.76
DEPS	7.11	6.61	12.71	22.80
EPS from continuing operations	6.26	4.08	11.00	9.21
DEPS from continuing operations	6.26	4.07	10.99	9.18

Cash flow statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	324	376	727	824
Depreciation and writedowns	173	175	340	350
Adjustments	12	(33)	2	(25)
Share-based payments paid	-	(11)	-	(24)
Special items received and paid	(23)	(6)	(29)	(6)
Change in working capital	(111)	(23)	(403)	(86)
Change in other investments and securities	137	-	123	-
Interest received	341	132	439	243
Interest paid	(309)	(192)	(453)	(357)
Corporation tax paid	(126)	(122)	(246)	(225)
Cash flow from operating activities	**418**	**296**	**500**	**694**
Cash flow from investing activities				
Acquisitions of enterprises and activities	(438)	(20)	(438)	(20)
Purchase of property, plant and equipment	(212)	(170)	(364)	(298)
Sale of property, plant and equipment	32	15	43	26
Purchase of intangible assets	(23)	(20)	(37)	(33)
Sale of intangible assets	5	2	6	2
Sale of financial assets	(40)	(4)	(4)	26
Cash flow from investing activities	**(676)**	**(197)**	**(794)**	**(297)**
Free cash flow	**(258)**	**99**	**(294)**	**397**
Cash flow from financing activities				
Change in financial liabilities	363	330	(259)	(3,863)
Acquisition of treasury shares	-	(272)	-	(441)
Sale of treasury shares	-	25	-	30
Dividends paid	(356)	(361)	(356)	(361)
Amounts paid to minority interests	(27)	(60)	(27)	(61)
Cash flow from financing activities	**(20)**	**(338)**	**(642)**	**(4,696)**
Cash flow from discontinued operations	**332**	**186**	**1,042**	**4,389**
Decrease/increase in cash and cash equivalents	**54**	**(53)**	**106**	**90**
Cash and cash equivalents at start of period	401	532	341	372
Exchange adjustment of cash and cash equivalents	19	(7)	28	(2)
Change in cash, discontinued operations	(13)	(19)	(14)	(7)
Cash and cash equivalents at end of period	**461**	**453**	**461**	**453**
of which				
Cash and cash equivalents, continuing operations	445	407	445	407
Cash and cash equivalents classified as held for sale	16	46	16	46

Statement of recognised income and expense

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Consolidated profit including discontinued operations	**610**	**1,121**	**1,299**
Foreign exchange rate adjustment of subsidiaries and associates	890	(270)	(687)
Hedging of future transactions for the period	(156)	(25)	(101)
Tax on items recognised directly in equity	19	12	43
Other movements in equity	(2)	(10)	(43)
Net income recognised directly in equity	**751**	**(293)**	**(788)**
Total recognised income and expense	**1,361**	**828**	**511**

Balance Sheet 31 October 2008

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	9,001	8,110
Other intangible assets	950	1,329	1,267
Property, plant and equipment	5,406	8,201	8,022
Financial assets	377	597	759
Total non-current assets	**14,949**	**19,128**	**18,158**
Inventories	2,906	4,892	5,485
Receivables	3,336	4,088	3,958
Assets held for sale	7,887	-	-
Cash and cash equivalents	445	453	342
Total current assets	**14,574**	**9,433**	**9,785**
Total assets	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	5,241	7,030
Current liabilities	6,314	10,368	8,371
Liabilities held for sale	2,863	-	-
Total liabilities	**15,991**	**15,609**	**15,401**
Total equity and liabilities	**29,523**	**28,561**	**27,943**
Changes in equity			
Equity at beginning of period	**12,542**	**12,949**	**12,949**
Total recognised income and expense	**1,361**	**828**	**511**
Dividends paid to shareholders	(356)	(361)	(361)
Dividends paid to minority interests	(27)	(61)	(61)
Capital increase	-	6	6
Sale of activity	-	(6)	(9)
Share-based payments	12	8	19
Purchase of treasury shares	-	(441)	(542)
Sale of treasury shares	-	30	30
Total change in equity	**990**	**3**	**(407)**
Equity at end of period	**13,532**	**12,952**	**12,542**
Other balance sheet data			
Net interest-bearing debt	9,468	8,407	9,545
Net operating assets	10,355	13,695	15,202
Invested capital	18,571	22,696	23,312

Net interest-bearing debt

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Specification of net interest-bearing debt				
Non-current mortgage and credit institutions debt	5,791	3,142	5,791	3,142
Current mortgage and credit institutions debt	4,140	5,732	4,140	5,732
Interest-bearing debt	**9,931**	**8,874**	**9,931**	**8,874**
Other interest-bearing receivables or debt	(2)	(14)	(2)	(14)
Cash and cash equivalents	(461)	(453)	(461)	(453)
Net interest-bearing debt	**9,468**	**8,407**	**9,468**	**8,407**
Change in net interest-bearing debt				
Net interest-bearing debt beginning of period	**8,830**	**8,077**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	290	(107)	264	(130)
Cash flow from financial liabilities, continuing operations	363	330	(259)	(3,863)
Cash flow from financial liabilities, discontinued operations	46	4	34	22
of which not in interest-bearing debt	(2)	(23)	2	(132)
Net financial liabilities acquired and divested	-	-	-	296
Decrease/increase in cash and cash equivalents	(41)	72	(92)	(83)
Other movements	(18)	54	(26)	75
Net interest-bearing debt end of period	**9,468**	**8,407**	**9,468**	**8,407**
of which				
Net interest-bearing debt, continuing operations	9,281	8,274	9,281	8,274
Net interest-bearing debt classified as held for sale	187	133	187	133

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Reduction of share capital	(24,964)	(1,248,200)	(2.55)
Holding at 31 October 2008	**3,832**	**191,577**	**0.40**

Top-line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q2 2008/09 vs. Q2 2007/08					
Food Ingredients	10	(1)	2	9	69
Enablers	16	(2)	3	15	43
Bio Actives	1	(1)	0	2	26
Genencor	15	(1)	0	16	31
Total	**12**	**(1)**	2	**11**	**100**
2008/09 vs. 2007/08					
Food Ingredients	6	(3)	1	8	70
Enablers	11	(4)	1	14	43
Bio Actives	(2)	(2)	0	-	27
Genencor	11	(4)	1	14	30
Total	**7**	**(4)**	1	**10**	**100**
Sales growth by geography					
Q2 2008/09 vs. Q2 2007/08					
Europe	8	(1)	3	6	38
North America	23	(3)	0	26	30
Latin America	16	(1)	0	17	10
Asia-Pacific	(5)	1	0	(6)	16
Rest of the world	31	(4)	4	31	6
Total	**12**	**(1)**	**2**	**11**	**100**
2008/09 vs. 2007/08					
Europe	6	(1)	2	5	39
North America	13	(9)	0	22	28
Latin America	11	(3)	0	14	10
Asia-Pacific	(4)	(2)	0	(2)	17
Rest of the world	22	(5)	7	20	6
Total	**7**	**(4)**	**1**	**10**	**100**

Geographic segments

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,258	1,166	2,573	2,424
North America	1,001	815	1,853	1,642
Latin America	359	310	671	604
Asia-Pacific	533	561	1,103	1,145
Rest of the world	197	150	383	314
Total	**3,348**	**3,002**	**6,583**	**6,129**
Organic growth (%)				
Europe	6	0	5	0
North America	26	4	22	3
Latin America	17	7	14	6
Asia-Pacific	-6	1	-2	4
Rest of the world	31	2	20	17
Total	**11**	**2**	**10**	**3**

Quarterly key figures

(DKKm)	2007/08					2008/09				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	3,348	-	-	6,583
EBITDA before special items	617	550	537	488	2,192	571	496	-	-	1,067
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Operating profit before special items	448	376	356	319	1,499	403	324	-	-	727
Special items	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)
Operating profit	448	370	355	231	1,404	397	301	-	-	698
Income from joint ventures	-	-	-	-	-	(9)	(6)	-	-	(15)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	146	-	-	101
Profit before tax	380	305	302	216	1,203	343	441	-	-	784
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	(142)	-	-	(255)
Profit for the period from continuing operations	259	207	209	95	770	230	299	-	-	529
Profit for the period from discontinued operations	534	121	55	(181)	529	41	40	-	-	81
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	339	-	-	604
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	418	-	-	500
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	(180)	-	-	(321)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	(18)	-	-	(31)
Acquisitions and divestments of enterprises and activities	-	(20)	-	21	1	-	(438)	-	-	(438)
Purchase and sale of financial assets	30	(4)	(1)	(26)	(1)	36	(40)	-	-	(4)
Free cash flow	298	99	(106)	51	342	(36)	(258)	-	-	(294)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	332	-	-	1,042
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	29,523	-	-	29,523
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	7,887	-	-	7,887
Assets, continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	21,636	-	-	21,636
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	13,262	-	-	13,262
Minority interests	306	257	263	283	283	288	270	-	-	270
Equity	13,601	12,952	12,773	12,542	12,542	12,988	13,532	-	-	13,532
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	9,468	-	-	9,468
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	18.0	-	-	18.0
Genencor	18.3	18.3	19.1	17.0	17.0	15.5	13.3	-	-	13.3
Total, continuing operations	16.3	16.3	16.6	15.8	15.8	15.6	14.8	-	-	14.8
ROIC, continuing operations	8.1	8.5	8.9	8.5	8.5	8.3	7.9	-	-	7.9
ROE	11.2	12.0	12.8	9.9	9.9	5.7	5.9	-	-	5.9
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	2,930	-	-	2,930
Genencor	974	1,012	1,073	1,030	1,030	1,136	1,310	-	-	1,310
Unallocated	21	7	(27)	(60)	(60)	(53)	(61)	-	-	(61)
Total	3,536	3,502	3,588	3,463	3,463	3,757	4,179	-	-	4,179
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	3,734	-	-	3,734
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	2,351	-	-	2,351
Unallocated	87	132	116	129	129	126	91	-	-	91
Total	5,770	5,731	5,686	5,620	5,620	5,629	6,176	-	-	6,176
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	6,664	-	-	6,664
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	3,661	-	-	3,661
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	9,306	9,233	9,274	9,083	9,083	9,386	10,355	-	-	10,355
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	4,204	-	-	4,204
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	4,012	-	-	4,012
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	8,216	-	-	8,216
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	10,868	-	-	10,868
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	7,673	-	-	7,673
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	17,082	16,891	16,794	16,451	16,451	16,744	18,571	-	-	18,571

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08					2008/09				
	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
Revenue										
Enablers	1,301	1,229	1,236	1,368	5,134	1,390	1,429	-	-	2,819
Bio Actives	934	862	829	806	3,431	884	874	-	-	1,758
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	**2,303**	-	-	**4,577**
Genencor	901	920	929	936	3,686	966	1,056	-	-	2,022
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	(11)	-	-	(16)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth (%)										
Enablers	1	1	5	9	4	13	15	-	-	14
Bio Actives	8	2	4	(4)	2	(1)	2	-	-	-
Food Ingredients	**3**	**1**	**4**	**4**	**3**	**7**	**9**	-	-	**8**
Genencor	5	4	11	18	9	13	16	-	-	14
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	1,258	-	-	2,573
North America	827	815	794	802	3,238	852	1,001	-	-	1,853
Latin America	294	310	316	307	1,227	312	359	-	-	671
Asia-Pacific	584	561	550	535	2,230	570	533	-	-	1,103
Rest of the world	164	150	159	168	641	186	197	-	-	383
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	6	-	-	5
North America	2	4	11	12	7	18	26	-	-	22
Latin America	6	7	12	13	10	11	17	-	-	14
Asia-Pacific	7	1	4	(3)	2	1	(6)	-	-	(2)
Rest of the world	34	2	11	1	11	9	31	-	-	20
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	370	-	-	816
Genencor	208	207	186	130	731	166	152	-	-	318
Corporate costs and central R&D	(36)	(40)	(3)	(66)	(145)	(32)	(33)	-	-	(65)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	**489**	-	-	**1,069**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	**496**	-	-	**1,067**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	16.1	-	-	17.8
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	14.4	-	-	15.7
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	**14.8**	-	-	**16.2**
Operating profit before special items										
Enablers	153	130	105	180	568	192	163	-	-	355
Bio Actives	158	134	106	129	527	144	91	-	-	235
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	**254**	-	-	**590**
Genencor	155	150	131	80	516	112	96	-	-	208
Corporate costs and central R&D	(39)	(41)	(6)	(68)	(154)	(36)	(33)	-	-	(69)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	**317**	-	-	**729**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	**324**	-	-	**727**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	11.4	-	-	12.6
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	10.4	-	-	13.4
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	**11.0**	-	-	**12.9**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	9.1	-	-	10.3
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	**9.7**	-	-	**11.0**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	(26)	-	-	(27)
Genencor	-	(1)	(1)	5	3	-	(2)	-	-	(2)
Corporate costs and central R&D	-	-	-	-	-	(5)	5	-	-	-
Total	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Profit from discontinued operations, Sugar

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,768**	**1,705**	**3,433**	**3,311**
Cost of sales	(1,475)	(1,343)	(2,871)	(2,640)
Gross profit	**293**	**362**	**562**	**671**
Costs including depreciation	**(193)**	**(187)**	**(360)**	**(345)**
Operating profit before special items	**100**	**175**	**202**	**326**
Special items	-	37	-	37
Comparative operating profit	**100**	**212**	**202**	**363**
Reversal of depreciation after classification held for sale	86	81	173	162
Total	**186**	**293**	**375**	**525**
Gain/loss on disposal, based on full depreciation	-	-	-	-
Reversal of depreciation after classification held for sale	(86)	(81)	(173)	(162)
Total	**(86)**	**(81)**	**(173)**	**(162)**
Operating profit from discontinued operations	**100**	**212**	**202**	**363**
Net financial expenses	(47)	(34)	(94)	(71)
Profit before tax	**53**	**178**	**108**	**292**
Tax on discontinued operations	(13)	(57)	(27)	(94)
Profit from discontinued operations	**40**	**121**	**81**	**198**
Cash flow from discontinued operations				
Cash flow from operating activities	348	296	1,124	1,275
Cash flow from investing activities	(75)	(109)	(130)	(164)
Cash flow from financing activities	46	3	34	3
Change in cash, discontinued operations	13	19	14	7
Total	**332**	**209**	**1,042**	**1,121**

Profit from discontinued operations, Flavours

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	-	-	**292**
Cost of sales	-	-	-	(170)
Gross profit	-	-	-	**122**
Costs	-	-	-	**(82)**
Operating profit before special items	-	-	-	**40**
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	-	-	830
Operating profit from discontinued operations	-	-	-	**870**
Net financial expenses	-	-	-	-
Profit before tax	-	-	-	**870**
Tax on discontinued operations	-	-	-	(13)
Tax on gain on disposal of discontinued operations	-	-	-	(400)
Income tax expense	-	-	-	**(413)**
Profit from discontinued operations	-	-	-	**457**
Cash flow from discontinued operations				
Cash flow from operating activities	-	-	-	(38)
Cash flow from investing activities	-	(23)	-	3,288
Cash flow from financing activities	-	-	-	18
Total	-	**(23)**	-	**3,268**

Proforma balance sheet, continuing operations

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	7,658	7,368
Other intangible assets	950	958	899
Property, plant and equipment	5,406	5,040	4,933
Financial assets	377	414	389
Total non-current assets	**14,949**	**14,070**	**13,589**
Inventories	2,906	2,483	2,605
Receivables	3,336	3,023	2,732
Assets held for sale	7,887	8,578	8,705
Cash and cash equivalents	445	407	312
Total current assets	**14,574**	**14,491**	**14,354**
Total	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	4,113	6,025
Current liabilities	6,314	7,961	6,812
Liabilities held for sale	2,863	3,535	2,564
Total liabilities	**15,991**	**15,609**	**15,401**
Total	**29,523**	**28,561**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Goodwill	733	1,343	742
Net non-current assets	3,242	3,220	3,386
Net working capital	1,793	1,242	2,732
Invested capital	**5,768**	**5,805**	**6,860**
Net interest-bearing debt	(187)	(133)	(140)
Other financial liabilities including tax	(557)	(629)	(579)
Total	**5,024**	**5,043**	**6,141**
Assets held for sale	7,887	8,578	8,705
Liabilities held for sale	(2,863)	(3,535)	(2,564)
Total	**5,024**	**5,043**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 October 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liabilities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 31 October 2008 and the balance sheets of 31 October 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable period-ends have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG
31 July	2008	-	Danisco's Annual General Meeting
19 August	2008	8	Notification of proxies received by the Board of Directors
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech AG to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative
18 September	2008	14	Announcement of Results for Q1 2008/09
27 October	2008	15	Danisco strengthens strategic platform through acquisition of Agtech

Post balance-sheet notices

No notices

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

13.

DANISCO

First you add knowledge...

Press Release

7 January 2009

Genencor and BRAIN establish a research collaboration for the production of biobased chemicals from renewable feedstock

Genencor, a division of Danisco A/S and BRAIN AG, a leading European industrial biotechnology company, located in Zwingenberg, Germany, join forces in the field of the biobased fermentative production of industrially relevant biochemicals from renewable raw materials.

Genencor will use its extensive capabilities in metabolic pathway engineering and bio-manufacturing of industrial bio-products and BRAIN AG's world leading expertise in the fields of metagenomics and screening technologies, to pursue product targets for the chemical industry.

BRAIN will provide Genencor access to these technologies and especially to its vast metagenome resources of some 150 million genes of yet uncultured microorganisms. Enzymes and biosynthetic pathways of interest will then be genetically engineered in microbial production strains for the production of important biochemicals. The products can replace petrochemicals and be used in e.g. biofuels, plastics, rubber, adhesives and cosmetics.

This new collaboration announced today expands upon the successful collaboration first established in 2004, where the two companies joined forces to develop a new enzyme product platform.

For BRAIN, the collaboration is also an important milestone in the company's strategy of further expanding its strategic partnerships with globally successful partners from the biochemical industry, thereby strengthening the industrial network at its disposal and ensuring increased support for future projects.

For Genencor, "the field of innovative biochemicals offers a significant new opportunity for business growth and the strategic application of our core competency in the design and operation of cell factories", explains Dr. Karl Sanford, Vice President Technology Development at Genencor. "BRAIN's capabilities and expertise in metagenomic enzyme discovery fits nicely within our model for open innovation where we look to make the transition from bench to market more effective and efficient."

Definitions:

Metabolic Pathway Engineering

Metabolic pathway engineering is the practice of optimizing genetic and regulatory processes within cells (or micro organisms) to increase the cells' production of a certain substance.

Metagenomics

The study of genetic material recovered directly from environmental samples.

For more information, please contact:

Francis Stalder, Senior Manager, Communications, Genencor, tel.: +31 71 56 86 304, e-mail: francis.stalder@danisco.com
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

DANISCO

First you add knowledge...

Press Release

About BRAIN AG
BRAIN AG is an industrial "white" biotech company which discovers and develops novel bioactive natural compounds and proprietary enzymes for its partners and customers in the chemical and pharmaceutical industries, as well as the food and cosmetics industries. Currently, BRAIN employs 72 scientists, engineers and technicians. BRAIN has entered into partnerships with BASF, Ciba, Clariant, Evonik Degussa, Henkel, Nutrinova, Sandoz, Schering, Südzucker and Symrise, to name but a few. www.brain-biotech.de

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

14.

DANISCO

Press Release

First you add knowledge...

Copenhagen, 13 January 2009

Authorities postpone deadline for decision on Sugar sale

Nordzucker announced today that they have requested the German competition authorities to postpone their deadline for making a decision on Danisco's sale of its sugar division to Nordzucker to 20 February 2009.

Danisco still expects the sale to be completed at the beginning of 2009 and has no further comments at this juncture.

For further information, please contact:
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

15.

DANISCO Press Release

First you add knowledge...

RECEIVED
2009 FEB -9 A 7:24

Danisco broadens its range of health ingredients with Ferco grape-based natural extracts

Paris, January 15th, 2009: Today, Danisco signed a long term agreement with the French company Ferco for the worldwide exclusive supply of Grap'Active™ grape-based extracts. Those extracts are produced using a patented water-extraction technology and are naturally containing polyphenols, known for their health benefits and antioxidant properties as well as for their role in the prevention of food oxidation.

A natural fit
This new agreement is in line with Danisco's strategic focus on Health & Nutrition as it broadens its range of fruit polyphenols with health benefits. Tasteless and completely water-soluble, Grap'Active™ polyphenols is the natural solution to meet the consumer demand for products without artificial preservatives or with low sugar content.

"Natural grape polyphenols are of high interest to our food, beverage and supplement customers, as they offer health benefits with an all-natural positioning and a clean labelling", says Fabienne Saadane-Oaks, President of Danisco BioActives, "Our agreement with Ferco complements our portfolio of natural extracts and contributes to position Danisco as the First choice ingredient partner in health and nutrition."
Ferco is also satisfied with the agreement:" We are looking forward to developing new channels to market for our Grap'Active™ range thanks to Danisco's global sales coverage and application expertise", comments Marc Feriès,CEO of Ferco.

Danisco BioActives focus on health and safety
Danisco is looking to expand its range of natural extracts with new and unique products demonstrating benefits for health and food protection.
Thus, to complement its existing range of green tea and rosemary extracts and the partnership agreement signed a few weeks ago on apple extracts, Danisco is now offering natural extracts from grape.
The new range from Ferco will include white and red grape skin and grape seed water-extracted polyphenols. Target markets are the dairy, beverages, food and supplement industries.

An expanding market
According to Frost & Sullivan, the total polyphenol market is estimated at more than EUR 100 million in Europe alone. Together with green tea flavonoids, grape and olive polyphenols are heading market expansion, grapes being amongst the fruits with the highest total count of polyphenols.

-Ends-

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com · www.danisco.com

DANISCO Press Release

First you add knowledge...

Further clinical studies of the individual effects of the probiotic and prebiotic are required to establish the existence of a real synbiotic benefit when the two are used in combination.
-Ends-

More information on the clinical study: http://www.ncbi.nlm.nih.gov/pubmed/18634707

About lactitol
Lactitol, a sugar alcohol derived from milk sugar, is a unique and versatile reduced calorie and sugar free polyol sweetener. It can be used to replace sucrose in almost any application, having very similar technical and handling properties to those of sucrose. Lactitol is also an active and very versatile prebiotic. The role of a prebiotic is to selectively stimulate the growth and activity of beneficial bacteria in the colon and preliminary studies have shown lactitol to be effective at low usage levels (10g/day), which will not compromise the taste or texture of the product. This intake level and higher amounts have been shown to be well tolerated with no adverse effects.

About *Lactobacillus acidophilus* NCFM®
Lactobacillus acidophilus NCFM® is one of the best documented probiotic strains of this species and has been commercially available in the food and supplement industries for over 30 years. First isolated from a human source in the early 1970 by researchers at North Carolina State University, the strain is mentioned in over 75 publications in peer-reviewed journals, more than 20 of which refer to human studies. The research on *Lactobacillus acidophilus* NCFM® is focused on intestinal health, but not limited to that. Studies have shown that *Lactobacillus acidophilus* NCFM® can improve intestinal ecology and functionality as well as stimulate specific immunity. As a result the strain is able to maintain the balance of a healthy microbiota and improves intestinal comfort.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com

For further information:

Danisco - Cultures: nathalie.brosse@danisco.com

Danisco - Sweeteners: sarah.jane.jumppanen@danisco.com

16.

DANISCO

First you add knowledge...

Press Release

RECEIVED
2009 FEB -9 A 7:2

Copenhagen, 19 January 2009

Bio Actives – growth engine for Danisco

Bio Actives is Danisco's growth engine. The area covers functional foods within Health, Safety & Nutrition. In the coming years, Bio Actives will generate growth of between 5-7% in a market growing by up to 10% every year. The value of the market is estimated at around USD 485 billion.

That was the message at Danisco's press and analyst seminar held today.

'This is a very attractive market for Danisco which aims at being the customers' First choice. Health, Safety & Nutrition is a major growth area for the Group,' said Fabienne Saadane-Oaks, President for Bio Actives.

Danisco focuses on eight areas covering a total of 70% of the global market for functional foods: Immune Health, Digestive Health, Oral Health, Food Safety & Protection, Animal Nutrition, Cardiovascular Health, Diabetes and Weight Management.

Fabienne Saadane-Oaks also mentioned new product areas, including Unistraw which is a straw containing probiotic bacteria. While sucking juice or milk products from a carton, you get the healthy bacteria as well. The advantage of adding probiotic cultures to straws is that their qualities are better maintained than if mixed into a beverage.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

For more information, please contact:

Danisco: nathalie.brosse@danisco.com

Ferco: marc.feries@ferco-dev.com

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com

About Ferco

FERCO

After 20 years of research and development on grape extracts and industrial applications,
Marc FERIES created his own company in 1998: FERCO company specialised in extraction and purification of grape compounds.
Ferco's activities are split into 3 divisions:
Oenological division: grape tannins for wine – Grap'tan™ range
Nutraceutical division: grape polyphenols for health food industry : Grap'Active™ range
Natural colouring division: natural grape colours formulated in liquid and powder form
Ferco is the only French firm specialised in the exclusive production of grape extracts
Find out more at www.ferco-dev.com

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com · www.danisco.com

17.

DANISCO

First you add knowledge...

Press Release

Copenhagen, 20 January 2009

Danisco first with sustainable emulsifier

Danisco is the first food ingredients producer to offer its customers sustainable emulsifiers. Used mainly to bind oil and water in food, these emulsifiers are based on sustainable palm oil or sustainable palm kernel oil.

The new sustainable emulsifier meets the increasing consumer demand for ethically correct consumer goods.

'At Danisco, we focus on sustainability at all levels. For that reason, we are especially pleased to offer sustainable emulsifiers. It is a major product area for us and hence contributes to giving us a strong profile in the food industry. In step with the general focus on environmental and ethical issues, this opens up new opportunities for our customers to meet consumer demand for sustainable foods,' says Martin Klavs Nielsen, Executive Vice President, Emulsifiers.

Palm oil is mainly produced in Malaysia and Indonesia. In the last few years, the demand for palm oil has been increasing. To avoid unnecessary cutting down of the rainforest to grow palm trees, Roundtable on Sustainable Palm Oil (RSPO) has prepared criteria for sustainable oil production.

Danisco has been a member of RSPO for many years and is the only emulsifier supplier to be a member of GreenPalm.

For further information, please contact

Martin Klavs Nielsen, Executive Vice President, Emulsifiers, tel. +45 89 43 50 00
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

18.

DANISCO Press Release

First you add knowledge...

Paris, January 20th, 2009

Synbiotic to potentially improve elderly well-being
Danisco clinical study documents positive effects of a probiotic-prebiotic formulation

A team of researchers at Danisco have produced promising results in a study of the potential synbiotic effect of dietary supplementation with a probiotic culture and prebiotic lactitol in healthy seniors.

Published in the British Journal of Nutrition, the study found the probiotic-prebiotic combination increased the level of beneficial gut bacteria, improved immune and mucosal function and gave moderately enhanced bowel movements with no side effects.

Double-blind trial

A total of 51 elderly Finnish subjects over 65 years of age, all healthy and all regular users of non-steroidal anti-inflammatory drugs (NSAID), took part in the double-blind parallel trial. Each consumed two sachets of the dietary supplement or a placebo every day for two weeks.
"Reduced bowel and immune function are common problems in seniors. Use of NSAID may also affect their intestinal health, for example by damaging the mucosa in the gastrointestinal tract," says Dr Arthur Ouwehand, leader of the research team at Danisco's nutrition centre in Kantvik, Finland. "Our aim was to modify the intestinal microbiota and improve bowel function using a potential synbiotic."

Active ingredients

The probiotic culture used for the study was Danisco's *L. acidophilus* NCFM®, which was chosen for its ability to improve intestinal microbiota metabolism, gut health and associated immune function. Danisco lactitol, a prebiotic disaccharide polyol derived from lactose, was selected due to its ability to increase faecal bifidobacteria levels and bowel movements and to support the growth of *L. acidophilus* NCFM®.

All these parameters were seen to improve following supplementation, although there was no conclusive evidence that the effect was synbiotic rather than additive.

'Feel good' effect

"While not specifically investigated, it was interesting that a number of subjects from the synbiotic group enquired whether and where the product could be purchased as it made them 'feel good'," Dr Ouwehand remarks.

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com • www.danisco.com

DANISCO

Press Release

First you add knowledge...

21 January 2009

IP Strengthening: Genencor appoints Soonhee Jang as Vice President of Intellectual Property Strategy and Chief IP Counsel

Genencor, a division of Danisco A/S, and a world leader in industrial biotechnology and enzyme manufacturing, is proud to announce the appointment of Soonhee Jang to the position of Vice President of Intellectual Property Strategy and Chief Intellectual Property Counsel.

Soonhee Jang comes from Eli Lilly & Company, where her most recent position was Assistant General Patent Counsel and Regional IP Counsel, Asia. Prior to Eli Lilly, Soonhee Jang worked for Merck & Co, Inc. as Senior Patent Attorney in Rahway, New Jersey. Soonhee Jang received her JD at Franklin Pierce Law Center in Concord, New Hampshire.

Soonhee Jang will be responsible for strategic counsel on all intellectual property matters for Genencor division and will lead the Danisco A/S US-based Intellectual Property Team in Palo Alto, California. She will also be a member of the Danisco Patent Management Team led by Jørgen Rosenlund, Vice President & Group General Counsel for Danisco A/S.

In her role, Soonhee Jang will report to Genencor CEO Tjerk de Ruiter and will be a member of Genencor's Senior Management Team.

For more information, please contact:
Jennifer Hutchins, Manager Division Communications, Genencor, tel.: +1 (585) 256 6973, e-mail: jennifer.hutchins@danisco.com
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

Further clinical studies of the individual effects of the probiotic and prebiotic are required to establish the existence of a real synbiotic benefit when the two are used in combination.
-Ends-

More information on the clinical study: http://www.ncbi.nlm.nih.gov/pubmed/18634707

About lactitol
Lactitol, a sugar alcohol derived from milk sugar, is a unique and versatile reduced calorie and sugar free polyol sweetener. It can be used to replace sucrose in almost any application, having very similar technical and handling properties to those of sucrose. Lactitol is also an active and very versatile prebiotic. The role of a prebiotic is to selectively stimulate the growth and activity of beneficial bacteria in the colon and preliminary studies have shown lactitol to be effective at low usage levels (10g/day), which will not compromise the taste or texture of the product. This intake level and higher amounts have been shown to be well tolerated with no adverse effects.

About *Lactobacillus acidophilus* NCFM®
Lactobacillus acidophilus NCFM® is one of the best documented probiotic strains of this species and has been commercially available in the food and supplement industries for over 30 years. First isolated from a human source in the early 1970 by researchers at North Carolina State University, the strain is mentioned in over 75 publications in peer-reviewed journals, more than 20 of which refer to human studies. The research on *Lactobacillus acidophilus* NCFM® is focused on intestinal health, but not limited to that. Studies have shown that *Lactobacillus acidophilus* NCFM® can improve intestinal ecology and functionality as well as stimulate specific immunity. As a result the strain is able to maintain the balance of a healthy microbiota and improves intestinal comfort.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com

For further information:

Danisco - Cultures: nathalie.brosse@danisco.com

Danisco - Sweeteners: sarah.jane.jumppanen@danisco.com

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com · www.danisco.com

20.

DANISCO

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27 January 2009 - 09:28

Lower feed costs with distillers dried grains with solubles (DDGS)

Latest in enzyme technology boosts amino acid digestibility of broiler diets containing up to 18% DDGS

Broiler producers looking for lower feed costs with distillers dried grains with solubles (DDGS) can use the latest developments in enzyme technology reported Dr David Ledoux at the 2009 International Poultry Scientific Forum, Atlanta, USA, 26-27 January 2009.

The use of DDGS in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, its use in pig and poultry feed can be limited by the low and often variable digestibility of amino acids and other nutrients in DDGS.

Dr David Ledoux, Professor of Animal Nutrition, University of Missouri, USA, presented a paper "Effects of Avizyme 1500, Phyzyme XP and distillers dried grains with solubles (DDGS) on nutrient digestibility by broilers" which outlined how the latest developments in enzyme technology can improve the nutrient digestibility of broiler diets containing up to 18% DDGS.

The paper summarised a trial where broilers were fed corn soy-based diets containing various levels of DDGS (0%, 6%, 12% and 18%). Diets were either fed without enzyme, or supplemented with a new-generation bacterial phytase (Phyzyme® XP, Danisco Animal Nutrition) with or without a combination of xylanase, amylase and protease enzymes (Avizyme® 1500, Danisco Animal Nutrition). Diets were fed to broilers up to 21 days of age. Feed intake, body weight gain, ileal digestibility and retention of calcium and phosphorus, and ileal amino acid digestibility were measured.

Dr Ledoux concluded that the data indicated that broilers can be fed corn soy diets containing up to 18% DDGS in the starter phase without negatively affecting bodyweight gain and feed conversion.

The important finding of this research was that a combination of phytase, xylanase, amylase and protease enzymes resulted in significantly higher phosphorus and amino acid digestibility, compared to adding only a phytase enzyme to the diet. The substantial improvement in nutrient digestibility from phytase, xylanase, amylase and protease could therefore prove to be a useful tool to reduce feed cost in diets with up to 18% DDGS, resulting in more profit to the producer.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2009/january/businessupdate_281_en.htm

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Press Release

2009 FEB -9 7:25

29 January 2009

Solid sugar production result for Danisco Sugar

Despite challenging weather conditions for sugar beet growing, Danisco Sugar's total sugar production meets expectations.

Danisco Sugar's six sugar factories in Denmark, Sweden, Finland, Germany and Lithuania generated production of 1,003,000 tonnes of sugar in the 2008/09 campaign just ended. Production at all factories has been characterised by high stability, which has contributed to the satisfactory result, but the sugar beet yield has varied considerably from country to country due to the very different weather conditions during the sugar beet growth period.

Positive campaigns in Denmark and Sweden particularly contributed to the result. In a comment to the campaign, Executive Vice President Thomas B. Olsen, Agriculture, Danisco Sugar, says:

'Growing conditions in the two countries have been close to optimal late in the period, which resulted in record-high sugar beet yields. In Sweden, however, a brief period of frost had a negative effect on the beet quality. The large beet volumes combined with efficient operations at our factories have resulted in sugar production significantly above the two countries' national quotas.'

'In Finland beet growing was influenced by heavy rainfalls and low temperatures, while Lithuania suffered from drought. In both places we have therefore generated production slightly below the EU quotas, which is, however, covered by transferring sugar from the previous year.'

'The area around our factory in Anklam in Germany, where we have run our first parallel production of sugar and bioethanol, has also been impacted by drought. In spite of that, sugar production was 50% above our EU quota. The reason for this is that the beet acreage was increased to support the bioethanol production.'

Overall, Danisco Sugar's production was lower compared with last year as a result of the sugar quota renunciation that took place before the 2008/09 campaign.

Danisco's sugar output for 2008/09 by country:

Country	Production (tonnes sugar)	Production 2007/08 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2008/09 (tonnes sugar)
Denmark	397,000	380,000	11.4 (10.1)	372,000
Sweden	327,000	354,000	9.3 (8.7)	293,000
Finland	69,000	101,000	5.7 (6.1)	81,000
Germany	167,000	136,000	8.1 (9.0)	112,000
Lithuania	43,000	98,000	7.2 (7.0)	64,000

For further information, please contact:
Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 32 66 25 00, or Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88 or +45 40 11 66 95

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO

Press Release

First you add knowledge...

Copenhagen, 30 January 2009

Danisco in top 3 in H&H Webranking

Danisco maintains its top three position in Hallvarsson & Halvarsson Webranking Denmark 2008. Danisco is only surpassed by Danske Bank taking the top position and Nordea in second place.

'Competition at the top is fierce and I am therefore very pleased with our ranking. Our team is small, but highly motivated and competent. On that basis we are even more pleased with our top three position,' says Michael von Bülow, Vice President, Communications, Danisco.

At Danisco, openness and availability are given top priority. Both investor relations and media relations have a central position on the website, and ongoing contact with stakeholders through fast response to enquiries and proactivity are crucial.

According to Hallvarsson & Halvarsson, Danish companies are the best among the Nordic countries when it comes to responding to e-mails from stakeholders and journalists.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

23

DANISCO Press Release

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3 February 2009

Danisco brewing and beverage enzyme organisation ready to accelerate growth

Danisco's brewing and beverage enzyme application facility will move to Brabrand, Denmark. New ASPAC activities are also escalated to meet rising segment demands.

One of the main areas for growth in the food ingredients industry is food and beverage enzymes. Danisco, as the leading global food ingredients supplier, has prepared its organisation to capitalise on this growth opportunity. The European innovation activities within brewing and beverage enzymes, until now based in Stockport UK, will be consolidated in the innovation centre at Brabrand. The state-of-the-art facility will be operational by May 2009 and is part of an overall double-digit million kroner investment plan in the Brabrand site.

'The consolidation will optimise collaboration with other functions at Danisco's largest innovation site, increase speed of product and application development and result in better customer support,' says Hans Elbek Pedersen, Vice President, SAFI Innovation, Danisco.

Leadership change

Effective 1 February 2009, Aart Mateboer, currently Director of Product Management, Food Enzymes, is appointed to the position of Business Unit Director, Food Enzymes. Aart Mateboer will maintain his current area of responsibility in his new role as Business Unit Director as well as take over the responsibilities of the current Business Director, who will move to a new position outside Food Enzymes. With this change Aart Mateboer will take leadership in growing the food and beverage enzyme business in Genencor and will continue to report to James Laughton, Executive Vice President, Food Enzymes and Animal Nutrition, Genencor. Aart Mateboer joined Danisco in June 2008 after having held global marketing positions with multinational companies like Cargill and Akzo Nobel.

The new lab will be headed by newly appointed Group Manager and Senior Application Specialist Lars Boe Larsen from Royal Unibrew. Lars Boe Larsen has a background as a chemical engineer and 12 years of experience within the European brewing industry.

'The new ambitious state-of-the-art brewing and beverage enzyme application facility is located at Danisco's largest innovation centre. With this addition to our business, and the leadership change, we are geared to take a large share of the world market for food enzyme applications – a world market estimated at approx. USD 800 million,' says James Laughton, Executive Vice President, Food Enzymes and Animal Nutrition, Genencor.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

Danisco geared to serve ASPAC customers

In Shanghai, Danisco has created a fully equipped brewing lab at the existing innovation centre to be able to serve a major part of ASPAC regionally. In connection with the strengthening of the ASPAC region, Danisco welcomes Leman Zhang as Brewing Application Specialist. He has a background as Fermentation Engineer and Brewmaster with previous experience from Beck's FuJian Brewery and several ingredients companies in China.

Going forward, Danisco is confident that the consolidated brewing and beverage enzyme innovation organisation will provide a strong technology platform for Danisco's future growth.

For more information, please contact:

Aart Mateboer, Business Unit Director, Food Enzymes, Danisco, tel.: +31 61234 3017

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 32 66 29 27, mobile: +45 28 76 51 04, e-mail: natalie.weber@danisco.com

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

24

2009 FEB -9 A 7:25

DANISCO

First you add knowledge...

Text size: A A
Dansk

Shareholders

Danisco intends to give its owners - the shareholders - all relevant information about the company and its performance. This site contains much of that information.

Danisco's ownership structure

(%)	30 April 2007	30 April 2006	Change %
Financial institutions	41.5	43.0	(1.5)
Businesses	10.6	9.1	1.5
Public institutions	1.7	1.7	0.0
Unkown sector	2.4	1.9	0.5
Private investors	26.5	23.3	3.2
International investors	17.3	21.0	(3.7)
Total	100.0	100.0	0.0

Board of Directors

Anders Knutsen	Holding of Danisco shares at 30 April 2008: 2,686 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 1,085
Jørgen Tandrup	Holding of Danisco shares at 30 April 2008: 2,405 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0
Håkan Björklund	Holding of Danisco shares at 30 April 2008: 0 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0
Kirsten Drejer	Holding of Danisco shares at 30 April 2008: 0 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 550
Lis Glibstrup	Holding of Danisco shares at 30 April 2008: 915 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 300
Peter Højland	Holding of Danisco shares at 30 April 2008: 1,000 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0
Flemming Kristensen	Holding of Danisco shares at 30 April 2008: 2 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0
Bent Willy larsen	Holding of Danisco shares at 30 April 2008: 390 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 275
Matti Vuoria	Holding of Danisco shares at 30 April 2008: 200 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0

Executive Board

Tom Knutzen	Holding of Danisco shares at 30 April 2008: 6,000 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 2.000
Søren Bjerre-Nielsen	Holding of Danisco shares at 30 April 2008: 4,500

	Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0
Mogens Granborg	Holding of Danisco shares at 30 April 2007: 2,648 Sale of Danisco shares in 2007/08: 0 Purchase of Danisco shares in 2007/08: 0

Warrants and share options

Share option programme established in 2007/08

- Exercise price is DKK 483, which was fixed at the share price level at the time of the announcement of the 2006/07 annual results with a premium of 10%
- The options will vest on 6 September 2010 for exercise between 6 September 2010 and 6 September 2013

Share option programme established in 2006/07

- Exercise price is DKK 473, which was fixed at the share price level at the time of the announcement of the 2005/06 annual results with a premium of 10%
- The options will vest on 1 May 2009 for exercise between 1 May 2009 and 1 May 2012

Share option programme established in 2005/06

- Exercise price is DKK 457, which was fixed at the share price level at the time of the announcement of the 2004/05 annual results with a premium of 10%
- The options will vest on 1 May 2008 for exercise between 1 May 2008 and 1 May 2011
- Special option programme for CEO Tom Knutzen
- Exercise price is DKK 440, which was fixed at the share price level at the time of the contract in mid-August 2005 with a premium of 10%
- The options can be exercised in three tranches on 1 June 2006, 2007 and 2008 and three years ahead

Share option programme established in 2004/05

- Exercise price is DKK 330, which was fixed at the share price level at the time of the announcement of the 2003/04 annual results with a premium of 10%
- The options will vest on 1 May 2007 for exercise between 1 May 2007 and 1 May 2010

Share option programme established in 2003/04

- Exercise price is DKK 264, which was fixed at the share price level at the time of the announcement of the 2002/03 annual results with a premium of 5%
- The options vested on 1 May 2006 for exercise between 1 May 2006 and 1 May 2009

Warrant programme established in 2002/03

- Exercise price is DKK 299, which was fixed at the share price level on the date of Danisco's Annual General Meeting in 2002 with a premium of 2.5% a year until 5 September 2005
- The programme was offered to all employees who had been employed for not less than one year at the time of the programme and not included in Danisco's share option programme
- More than 6,300 employees participate in the programme
- The warrants vested on 5 September 2005 for exercise between 5 September 2005 and 4 September 2007
- Number of warrants and options per programme are specified in Danisco's Annual Report.

25

DANISCO

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Executive Committee

The management forum, the Executive Committee, is meeting on a monthly basis to coordinate and follow up on group performance.



Tom Knutzen
Chief Executive Officer and President of the Executive Committee



Søren Bjerre-Nielsen
Chief Financial Officer



Mogens Granborg
Executive Vice President and Chief Executive Officer for Danisco Sugar A/S



Tjerk de Ruiter
Chief Executive Officer for Genencor Division
E-mail: tjerk.de.ruiter@danisco.com
Tel: +1 585 256 5200



Fabienne Saadane-Oaks
President, Cultures and Sweeteners
E-mail: fabienne.saadane-oaks@danisco.com
Tel: +33 1 5660 4700

Ole Sogaard Andersen
Chief Sales and Application Officer
E-mail: ole.sogaard.andersen@danisco.com
Tel: +45 3266 2000



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26.

DANISCO

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Sustainability

Sustainable development is a fully integrated part of our business model in both Ingredients and Sugar.

This is not only due to legal or customer requirements, but to an equal extent because it will benefit Danisco financially. We also consider it an insurance for Danisco as well as our customers against potential problems in relation to sustainability.

As a demonstration of our commitment to this area we signed the Business Charter for Sustainable Development in 1992 and the UN Global Compact in 2003.

Danisco's sustainability-related initiatives have led to our inclusion in the following sustainability indexes, which both impose strict requirements on businesses:

- Dow Jones Sustainability Indexes
- FTSE4Good Index

Our foundation in sustainable development is a continuous and dynamic process to support Danisco's production and sales functions. It should not only be seen in a traditional sense – e.g. health & safety or fighting pollution – but Danisco also strives to develop new products with a less negative impact on the environment in the customer's application process, or food ingredients with healthpromoting effects, for instance in relation to overweight or diabetes.

In addition, Danisco focuses on reducing the overall energy consumption in the entire value chain for its products.

Printed Wednesday, 28 January 2009 from
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The divisional landscape

Danisco's divisional landscape is comprised of Emulsifiers, Gums & Systems, Sweeteners, Cultures, Genencor (biotech division) and Sugar.

Danisco is organised into six divisions centred around product groups and technologies:

Division	Management	Headquarters
Emulsifiers	Martin Klavs Nielsen	Brabrand, Denmark
Gums & Systems	Mikael Sternberg Christiansen	Copenhagen, Denmark
Sweeteners	Nicholas Dunning	Redhill, UK
Cultures	Fabienne Saadane-Oaks	Paris, France
Genencor	Tjerk de Ruiter	Rochester, USA
Sugar	Mogens Granborg	Copenhagen, Denmark

The divisions are responsible and accountable for R&D, production, product management, supply chain and industrial ingredients sales.

The Danisco sales organisation, Sales and Application Food Ingredients (SAFI), holds global responsibility for sales and customer support in the food ingredients segment and is headed by Ole Sogaard Andersen.

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/about+danisco/organisation/divisions/divisions_en.htm

28.

DANISCO

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Team Lead - Accounts Payable

USA, Kansas, Kansas Corporate
Professional /Technical Skills Should be an expert within Finance & Accounting signifying a capability to solve complex difficulties and develop standards for performance Should be an expert in the use of SAP, Document Imaging and Travel Management a plus. Ability to trouble shoot and review work flow of the team to ensure accuracy and efficiency. Coordinate implementation and training of the Accounts Payable group concerning new policies and procedures.

We are looking for Personal Skills Should be self-motivated. Possess skills required to supply feedback to the Accounts Payable team on an individual basis outlining their strengths and weaknesses. Should be able to achieve team cooperation. Should be an effective communicator--both orally and in writing.

- Key Responsibilities
-
- Train both team members and employees of the company on proper
- use of the Imaging and Travel Management SAP modules
-
- Coach and develop employees .
-
- Solve issues and conflicts within the group.
-
- Meet routinely with the FI Manager regarding Accounts Payable issues and personnel.
-
- Recommend salary changes and incentives to the FI Manager.
-
- Support the department by completing special assignments as needed.
-
- Provide encouragement and the proper atmosphere to enhance the working environment.
-
- Regular attendance is an essential function of this position.
-
- Compliance with applicable company policies concerning maintaining a drug free workplace is required
-
- Compliance with all company policies is required.

You are To successfully perform the requirements of this position, the incumbent must have a Bachelors degree or equivalent in accounting and a minimum of two years accounting experience. Knowledge of accounting principles, practices, procedures on manual and automated systems. Strong math and analytical abilities, communication skills, organizational skills, attention to detail and ability to work independently are necessary. Working knowledge of Excel and SAP is necessary.

We are an Equal Opportunity Employer.

Application deadline is 4 February 2009.

Business area: Finance & Accounting
Reference no: EN-01188

Apply

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29.

DANISCO

First you add knowledge...

Marketing Analyst - Dairy

USA, Kansas, Kansas Corporate
SAFI is the global organization for SALES, MARKETING & APPLICATION targeting Food Producers. SAFI is organized to mirror the different market developments and customer needs around the globe. We target to be the "second-to-none" frontline organization within the food ingredients industry We serve and develop our global customer base within Food applications We are dedicated to long term customer satisfaction We market and sell divisional products, services and solutions We are industry focused with dedicated teams We build competitive edge through outstanding application expertise We coordinate Key Accounts and build partnerships We transfer market intelligence to the Divisions and other relevant Danisco units

We are looking for a person responsible for developing Danisco's market research and advertising initiatives through close collaboration with innovation, sales, the divisions and management. This position will be focused on the dairy industry and will be responsible for gathering and analyzing market information as well as assisting with promotional activities.

- Monitor industry statistics and provide analysis to internal decision makers
- Understand market drivers and anticipate market trends
- Provide marketing support to industry team leaders and industry team members in order to meet outlined team goals and initiatives
- Evaluate market size and market share to aid in defining industry strategies
- Gather and analyze competitive market information
- Define industry market segments and highlight potential growth areas that are aligned with the dairy industry strategy
- Support product managers with market research on potential new products and product promotions
- Collect and analyze information on consumer demographics, preferences, needs, and buying habits to identify potential markets and factors affecting product demand
- Develop consumer insight to include surveys/studies, ideation sessions and focus groups
- Provide market intelligence and consumer insight to the customer
- Measure the effectiveness of marketing and advertising programs and strategies
- Coordinate with VP Sales and sales directors to compare market growth trends with sales data
- Coordinate with global marketing team to maintain standard guidelines and a consistent brand image

You are someone who must work independently relying on oral and written instructions. Problem solving skills are required. This position reports directly to the Sr. Marketing Manager.

- Minimum 4 year degree in Marketing and 5-10 years related experience
- Strong written and verbal communication skills
- Excellent presentation skills
- High level of proficiency with Excel and Powerpoint
- Able to work in a team environment and to take independent initiative
- Strong time management and organization skills
- Some advertising and graphic design experience
- Ability to travel occasionally
- Knowledge around and experience within the dairy industry

We are an Equal Opportunity Employer.

Application deadline is 31 January 2009.

Business area: Sales & Marketing
Reference no: EN-01044

Apply

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30.

DANISCO

First you add knowledge...

Marketing Analyst - Bakery

USA. Kansas. Kansas Corporate
SAFI is the global organization for SALES, MARKETING & APPLICATION targeting Food Producers. SAFI is organized to mirror the different market developments and customer needs around the globe. We target to be the "second-to-none" frontline organization within the food ingredients industry We serve and develop our global customer base within Food applications We are dedicated to long term customer satisfaction We market and sell divisional products, services and solutions We are industry focused with dedicated teams We build competitive edge through outstanding application expertise We coordinate Key Accounts and build partnerships We transfer market intelligence to the Divisions and other relevant Danisco units

We are looking for a person responsible for developing Danisco's market research and advertising initiatives through close collaboration with innovation, sales, the divisions and management. This position will be focused on the Bakery industry and will be responsible for gathering and analyzing market information as well as assisting with promotional activities.

- Monitor industry statistics and provide analysis to internal decision makers
- Understand market drivers and anticipate market trends
- Provide marketing support to industry team leaders and industry team members in order to meet outlined team goals and initiatives
- Evaluate market size and market share to aid in defining industry strategies
- Gather and analyze competitive market information
- Define industry market segments and highlight potential growth areas that are aligned with the bakery industry strategy
- Support product managers with market research on potential new products and product promotions
- Collect and analyze information on consumer demographics, preferences, needs, and buying habits to identify potential markets and factors affecting product demand
- Develop consumer insight to include surveys/studies, ideation sessions and focus groups
- Provide market intelligence and consumer insight to the customer
- Measure the effectiveness of marketing and advertising programs and strategies
- Coordinate with VP Sales and sales directors to compare market growth trends with sales data
- Coordinate with global marketing team to maintain standard guidelines and a consistent brand image

You are someone who must work independently relying on oral and written instructions. Problem solving skills are required. This position reports directly to the Director, Marketing

- Minimum 4 year degree in Marketing and 5-10 years related experience
- Strong written and verbal communication skills
- Excellent presentation skills
- High level of proficiency with Excel and Powerpoint
- Able to work in a team environment and to take independent initiative
- Strong time management and organization skills
- Some advertising and graphic design experience
- Ability to travel occasionally
- Knowledge around and experience within the bakery industry

We are an Equal Opportunity Employer.

Application deadline is 31 January 2009.

Business area: Sales & Marketing
Reference no: EN-01048

[Apply]

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31.

DANISCO

First you add knowledge...

Marketing Analyst - Culinary

USA. Kansas. Kansas Corporate
SAFI is the global organization for SALES, MARKETING & APPLICATION targeting Food Producers. SAFI is organized to mirror the different market developments and customer needs around the globe. We target to be the "second-to-none" frontline organization within the food ingredients industry We serve and develop our global customer base within Food applications We are dedicated to long term customer satisfaction We market and sell divisional products. services and solutions We are industry focused with dedicated teams We build competitive edge through outstanding application expertise We coordinate Key Accounts and build partnerships We transfer market intelligence to the Divisions and other relevant Danisco units

We are looking for a person responsible for developing Danisco's market research and advertising initiatives through close collaboration with innovation, sales, the divisions and management. This position will be focused on the Culinary industry and will be responsible for gathering and analyzing market information as well as assisting with promotional activities.

- Monitor industry statistics and provide analysis to internal decision makers
- Understand market drivers and anticipate market trends
- Provide marketing support to industry team leaders and industry team members in order to meet outlined team goals and initiatives
- Evaluate market size and market share to aid in defining industry strategies
- Gather and analyze competitive market information
- Define industry market segments and highlight potential growth areas that are aligned with the culinary industry strategy
- Support product managers with market research on potential new products and product promotions
- Collect and analyze information on consumer demographics, preferences, needs, and buying habits to identify potential markets and factors affecting product demand
- Develop consumer insight to include surveys/studies, ideation sessions and focus groups
- Provide market intelligence and consumer insight to the customer
- Measure the effectiveness of marketing and advertising programs and strategies
- Coordinate with VP Sales and sales directors to compare market growth trends with sales data
- Coordinate with global marketing team to maintain standard guidelines and a consistent brand image

You are someone who must work independently relying on oral and written instructions. Problem solving skills are required. This position reports directly to the Director, Marketing

- Minimum 4 year degree in Marketing and 5-10 years related experience
- Strong written and verbal communication skills
- Excellent presentation skills
- High level of proficiency with Excel and Powerpoint
- Able to work in a team environment and to take independent initiative
- Strong time management and organization skills
- Some advertising and graphic design experience
- Ability to travel occasionally
- Knowledge around and experience within the culinary industry

We are an Equal Opportunity Employer.

Application deadline is 31 January 2009.

Business area: Sales & Marketing
Reference no: EN-01051

Apply

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Calendar

This view shows the latest three Investor related events.
Use the navigation to the left to see more events for this year and next.

Annual general meeting

Annual General Meeting 2009	Copenhagen, Denmark	20 August 2009

Investor meetings

London - Roadshow	UK, London	24 March 2009
Paris - Cheuvreux investor conference	Paris, France	25 March 2009

More meetings

Quiet periods

Q3 quiet period begins	Copenhagen, Denmark	19 February 2009
Q4 quiet period begins	Copenhagen, Denmark	25 May 2009
Q1 quiet period begins	Copenhagen, Denmark	20 August 2009

More quiet periods

Results

Q3 results 2008/09	Copenhagen, Denmark	18 March 2009
Q4 results 2008/09	Copenhagen, Denmark	24 June 2009
Q1 results 2009/10	Copenhagen, Denmark	17 September 2009

More results

Industry events

2009 Manitoba Swine Seminar	Victoria Inn Hotel & Convention Centre, Winnipeg, Manitoba, Canada	February 4-5, 2009
VIV Asia 2009	BITEC, Bangkok	March 11-13, 2009
2009 Midwest Poultry Federation Convention	Saint Paul RiverCentre, Saint Paul, MN, USA	March 17-19, 2009

More industry events

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Dansk

Share price

Danisco's Share Monitor is an interactive tool for viewing and analysing market performance. Transaction information, graphs and calculations are dynamically updated every 60 seconds.

Danisco, 05.02.2009 16:54, DCO.CO		
Last:	Change: Dkr +1,25	Volume: 149.627
Dkr 216,00	Percent Change: +0.58 %	Market cap: Dkr mil. 10.569,27

Today 1 mo. 6 mo. 1 yr 3 yr 5 yr 10 yr All



360,0
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R R R R R
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Download data as Excel file View large graph

Shares	Date (d.m.yyyy):	Analyses + Markers
[x] Danisco	05.08.2008 05.02.2009	[ ] Total Return [ ] Moving Avr, per.: 20 [x] Stock Exchange Releases [x] Dividends
Indices	**Competitors**	**The lower part of the graph**
[ ] OMX Copenhagen [ ] FTSE Food [ ] DJ Euro Stoxx [ ] DJ Stoxx sust.	[ ] ABF [ ] DSM Euronext [ ] Givaudan [ ] IFF [ ] Novozymes [ ] Sensient [ ] Südzucker	(•) Volume ( ) Moment., per.: 14 ( ) Daily Change

Performance Comparison: 05.08.2008 - 04.02.2009

	Yield	First	Last	High	Low
Danisco	-33,31 %	322.00	214,75	350,50	205,75

....

Printed Thursday, 05 February 2009 from
http://www.danisco.com/cms/connect/corporate/investor+relations/share+information/share+price/share_price_en.htm

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Press Release

Copenhagen, 10 November 2008

Indian research and business delegation visits Danisco

Today, Danisco had the pleasure of playing host to a research and business delegation from India.

The "Food, Feed and Bioenergy" delegation is visiting Denmark to strengthen R&D collaborations and build partnerships between the two countries. It is made up of businessmen, scientists and officials and is headed by Dr. M.K. Bhan, Secretary, Department of Biotechnology under the Indian Ministry of Science and Technology.

The visit is important to Danisco due to our activities in India and plans to strengthen our presence in the Indian market in the coming years.

'We have had a presence in India for a number of years, and only this spring we expanded our activities significantly by two new production units for functional systems and enzymes. Therefore, we are very pleased to welcome the delegation to our Copenhagen headquarters to talk about our business and consolidate the excellent relationship that we have with India,' says Tom Knutzen, CEO of Danisco.

The functional systems plant produces blends for the ice cream market in particular, but will later move on to other dairy products. The enzyme plant produces enzymes for animal feed, food and beverages, bioethanol, detergents and textiles. Both plants are located in Haryana, India.

'Food, feed and bioenergy are at the core of our business and with the potential in the Indian market, we are naturally interested in establishing contacts to build on our collaborations and research activities in the future,' says Tom Knutzen.

With production of more than 100 million tonnes of milk a year, India is the world's largest milk producer. Likewise, the market for industrial enzymes is growing fast in India and is currently estimated at USD 75 million.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 27.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

2,

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Press Release

RECEIVED 2009 FEB -9 A 7:25

Copenhagen, 13 November 2008

The Danisco Award 2008 goes to Barbara Ann Halkier

The Danisco Award 2008 goes to Associate Professor, DSc Barbara Ann Halkier from the Faculty of Life Sciences, the University of Copenhagen. She receives the Award and DKK 250,000 for her research into secondary metabolites, which are biologically active substances in, for instance, plants. Her research has been focused on metabolites in rape and cabbage, which are known for their cancer-preventive properties.

Barbara Ann Halkier is the hallmark of solid, high-quality basic research for which she has won international acclaim; she also has a keen eye for the practical application of her research, reflected in 11 patent applications within the production of bioactive natural substances. This part of her research aims at using biotechnology for the development of functional foods fortified with cancer-preventive substances and for the production of crops with improved resistance to diseases and, hence, a reduced use of pesticides.

Danisco's Health & Nutrition area is strongly focused on the development of foods with health benefits. We grant this year's Danisco Award to Barbara Ann Halkier to support and encourage additional focus on this research area.

The Award, which is mainly granted to young, promising scientists with a view to strengthening their career opportunities, was presented on 13 November at 2 pm at the Technical University of Denmark's Symposium for Biotech Research 2008.

For further information, please contact:
Tom Knutzen, CEO, Danisco A/S, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S,
tel.: +45 32 66 29 26, mobile +45 26 15 21 27

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

FACTS

The Danisco Award

The purpose of the Award instituted by the Danisco Foundation is to help improve food products, notably industrially produced foods. Institutions and individuals in Denmark and abroad are eligible for the Award as a reward for outstanding efforts to improve foods or as a means of financing food improvement projects. The Danisco Award is presented at least every other year.

The Award was first granted in 2002 and represents a value of DKK 250,000.

Award winners

In 2008 the Danisco Award went to Associate Professor, DSc Barbara Ann Halkier from the Faculty of Life Sciences, the University of Copenhagen. She received the Award for her research into secondary metabolites, which are biologically active substances in, for instance, plants. Her research has been focused on metabolites in rape and cabbage, which are known for their cancer-preventive properties.

Barbara Ann Halkier was born in 1956, has taken a biology degree from the Faculty of Science at the University of Copenhagen and has been an Associate Professor at the Department of Plant Biology and Biotechnology under the Faculty of Life Sciences since 1992. She obtained her doctorate in 1996 from the Department of Molecular Biology under the Faculty of Science at the University of Copenhagen. She has published more than 60 peer-reviewed articles, seven reviews, more than 1,500 quotations, H-Index: 27.

In 2007, the Award went to Professor Niels Christian Nielsen of the University of Aarhus. He received the Award for his outstanding international research profile, not least within food-related issues, and his strong commitment to the establishment of the NanoFood consortium.

Born in 1962, Niels Christian Nielsen took an MSc in chemistry at the University of Aarhus and, partly, at Massachusetts Institute of Technology. He completed his PhD in 1990 and having been nominated professor and head of the national Dutch solid-state NMR centre in 1998, the University of Aarhus decided to offer him a professorship in molecular biology while at the same time making him responsible for the establishment of an instrument centre within biological solid-state NMR spectroscopy. Today he is Director of Center for Insoluble Proteins under the Danish National Research Foundation and has participated in the establishment of the Interdisciplinary Nanoscience Center, iNANO, and the NanoFOOD consortium. He is an internationally acclaimed scientist and has published more than 120 articles in international magazines.

In 2006, the Award went to PhD Hanne Frøkiær, Associate Professor at BioCentrum under the Technical University of Denmark. She received the Award for her research into the effect

of food on the immune system with particular focus on microorganisms, fats and bioactive proteins.

Hanne Frøkiær is an internationally acclaimed scientist and participates in several major research programmes, including the EU project "Healthy Profood". As a result of her efforts, BioCentrum-DTU has achieved a unique position globally within nutritional immunology.

In 2005, the Award went to PhD Anne Meyer of BioCentrum at the Technical University of Denmark for her contribution in an important area to taking food enzymology a major step forward by using enzymes for the production of food with a higher health profile.

Anne Meyer's work shows that enzymes can make cordial and juice healthier by using enzymes in the production in order to enhance the juice content. By optimising the addition of enzymes, the extraction of natural disease-preventing antioxidants in the fruit is enhanced to the effect that the antioxidants end up in the juice rather than in the peel, which is filtered out.

In 2004, PhD student Thomas Meinert Larsen of the Department of Human Nutrition at the Danish Royal Veterinary and Agricultural University received the Award for his efforts within nutritional research based on his extraordinary scientific capabilities. Thomas Meinert Larsen's work is concentrated on methods for gene studying, comparison of various types of diets and actual diet analyses. In addition, he has stood out as the day-to-day manager of the MUFOBES project, which conducts comparative tests of traditional nutritional advice and modern American nutritional research.

In 2003, Research Scientist Charlotte Jacobsen from the Danish Institute for Fisheries Research was given the Award for her knowledge on rancidification processes and her work with the application of fish oil in food without the products becoming rancid.

In 2002, the Award went to the Centre for Advanced Food Studies on the grounds that the Centre represents the most significant innovation within Danish food research in the past 10 years and that it conducts research at a very high level.

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24 November 2008 - 10:20

EFSA approves new caries reduction claim for xylitol chewing gum

The European Food Safety Authority has approved a new very strong 'Xylitol chewing gum reduces the risk of caries in children' claim.

Danisco's strategy to become First choice for our customers can take on many different forms. One of the key factors that facilitate the view of Danisco as leader in the market is that Danisco supports scientific and regulatory issues. For example, by providing the platform for scientific substantiation, our customers are able to make very strong dental claims on products which contain an appropriate level of xylitol.

One such claim, the first which is to be published by the European Food Safety Authority (EFSA), relied upon a wealth of scientific substantiation which is paramount to successful approval. With many health claims already being rejected by EFSA, such a strong claim for xylitol chewing gum underlines the strength of dental research which has been undertaken.

Unique dental benefits of xylitol
This claim reinforces the unique dental benefits of xylitol as it specifically relates to a disease risk reduction. EFSA has included the claim in Article 14 of the regulation which is one of the strongest categories supported by such regulations. Currently, all sugar free chewing gum can carry the claim 'Does not promote tooth decay' irrespective of which polyol is used in the formulation. This new regulation from EFSA provides a unique stronger claim for 100% xylitol chewing gum.

EFSA published its scientific opinion on health claims related to xylitol in chewing gum on 30 October 2008.

- The Panel on Dietetic Products, Nutrition and Allergies was asked to deliver an opinion based on the scientific substantiation for a health claim related to the reduction of the risk of tooth decay. A very strict evidential criterion was applied
- The panel considered 'that a cause and effect relationship has been established between the consumption of chewing gum sweetened with 100% xylitol and the reduction of the risk of tooth decay in children'
- Scientific justification is related to consumption of 2-3g of chewing gum sweetened with 100% xylitol at least three times per day after meals
- The following wording reflects the scientific evidence:

'Xylitol chewing gum reduces the risk of caries in children'

For more information, please contact:
James Dedman, Business Director Xylitol, Danisco, james.dedman@danisco.com
Natalie E. Weber, Media Relations Manager, tel.: +45 3266 2927 or +45 2876 5104.

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24 November 2008 - 11:37

Danisco stars in obesity debate on nutraingredients.com

During HiE 2008, Danisco was represented in a round table discussion which you can now watch on nutraingredients.com.

Dr Julian Stowell, Science Director - Sweeteners Division, participated in the discussion together with representatives from Cosucra and INRA, the French Government Research Institute.

The debate explored the recently established link between the gut microflora and obesity and then discussed the possible role for pre- and pro-biotics in weight management.

Watch the obesity debate.

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/november/businessupdate_280_en.htm

5.

DANISCO

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Press Release

09 FEB -9 A 7:25

Copenhagen, 25 November 2008

Danisco researches intensely into climate improvement

Climate and environmental improvements are high on Danisco's agenda with investments worth hundreds of millions of Danish kroner over the coming years into projects to reduce CO_2 emissions and production of petroleum-based products.

The fastest growing climate problem globally is the emission of greenhouse gasses from e.g. cars. Fortunately, there are alternatives to petroleum-based fuels and Danisco is committed to being among the first in the world to deliver a competitive technology for the production of one such alternative – second-generation bioethanol.

It is therefore only natural that Danisco CEO Tom Knutzen is a member of the panel at the current Nordic Climate Solutions conference in Bella Center.

'The climate challenges we are facing are key to Danisco. Not only as a way of optimising the use of energy in our production, but also as a business area. Through our enzyme division Genencor we are collaborating in a joint venture with DuPont to develop processes and plants to produce second-generation bioethanol at competitive prices, and also we are collaborating with Goodyear to produce rubber based on biotechnology instead of petrochemistry,' says Tom Knutzen, CEO of Danisco.

Danisco estimates that the market for second-generation bioethanol based on biomass will be close to DKK 500 billion in 2020. One of the biggest challenges will be for the world to handle the transition to sustainable fuels. The aim of Danisco's joint venture with DuPont is to, within a few years, create concepts allowing everyone to build ethanol plants and produce on a commercial scale. This will help ease the transition for the consumers of sustainable fuels.

For further information, please contact:
Tom Knutzen, CEO, Danisco, tel.: +45 32 66 20 00
Carl Johan Corneliussen, Media Relations Manager, tel.: + 45 32 66 29 26, mobile: +45 26 15 21 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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1 December 2008 - 14:05

New sales staff in Ukraine

A new sales team is ready in Ukraine

With Ukraine's WTO accession, a heavy import duty on sugar beet seeds that has hampered our sales efforts in this market has now been abolished.

To take immediate advantage of the situation, we have engaged two new sales persons, Mr Vesil Gechu (44) and Mr Pavel Noga (51). Mr Gechu will be Product Manager for sugar beet and sunflower seeds and Sales Manager for sunflower seeds. Mr Noga will be Sales and Marketing Manager for sugar beet seeds.

They will both cooperate closely with our German team in managing this future important market.

For further information, please contact:
Niels H. Gram, President – Beet Seed, Danisco Seed, tel.: +45 54606031

....

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3 December 2008 - 15:53

More focus on distant markets

Danisco Seed has engaged a new Sales Manager to strengthen our position on distant markets.

To strengthen our position on distant markets we have engaged Mr Kevin James Knagg, 35, as Sales Manager at Danisco Seed from 1 November 2008.

Based in our Holeby headquarters, Mr Knagg will be in charge of sales at our existing markets in North Africa and the Middle East. Furthermore, he will face the challenge of working up new markets in, for example, the Far East.

For further information, please contact:

Niels H. Gram, President – Beet Seed, Danisco Seed, tel.: +45 54606031.

....

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/media+relations/news/archive/2008/december/businessupdate_282_en.htm

8.

DANISCO

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Press Release

2009 FEB -9 A 7:25

Copenhagen, 5 December 2008

Delight over adoption of FIAP

Consumers and the food industry have a reason to be delighted. The EU has adopted its Food Improvement Agents Package (FIAP).
The FIAP is a comprehensive set of rules that ensures consistent use of additives and enzymes throughout the EU.

This means improved security for the consumers because food in the EU has to comply with the same strict requirements for additives and enzymes. This also applies to trade between the EU countries. Going forward, all additives and enzymes will be evaluated by the European Food Safety Authority (EFSA).

'Danisco has followed the making of the FIAP closely and we are very satisfied with the outcome. It is a huge step forward for the consumers, who can now be confident that in future additives have to meet the same standards throughout the EU. For us as an industrial business, the harmonisation particularly in the enzyme area means that we now only have to obtain approval from one central authority. This is a good result for both the consumers and the industry,' says Lisa Jensen, Regulatory Affairs Manager.

In addition to harmonising the rules, the adoption also means that fixed time limits will be established for approval procedures as well as shorter processing time for applications filed by the industry.

Further, the EU countries will be monitoring the consumption of additives and submit the results to the European Commission and EFSA going forward.

For further information, please contact
Lisa Jensen, Regulatory Affairs Manager, mobile: +45 29 48 44 23
Carl Johan Corneliussen, Media Relations Manager, mobile: +45 26 15 21 27

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

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2009 FEB -9 A 7:25

9 December 2008 - 09:00

New Executive Vice President for Danisco Cultures

As of 1 January 2009, Doug Willrett will head Danisco's Cultures division. As Executive Vice President of the Cultures Division, Doug Willrett will also become a member of the Food Ingredients Board.

After several years with Rhone Poulenc/Rhodia where Doug Willrett successfully managed their U.S. dairy ingredients business, he moved to Paris to take charge of their worldwide bakery ingredients business. Upon returning to the US, Doug Willrett initiated the creation of Rhodia Food's food safety business and evolved to a position managing the global strategy for Rhodia Food.

Doug Willrett joined Genencor International in 2003 and was responsible for the global food & beverage enzymes business. Further to the acquisition of Genencor by Danisco in 2005, he joined the Cultures Division as Global Business VP for cheese enzymes, colours and diversification.

'I am convinced Doug's broad experience in the food ingredients industry, cultures expertise, strategic vision and team working capabilities will help take Danisco Cultures to new heights and, with the support of the cultures teams worldwide, he will drive the division to become number one in its league,' says Fabienne Saadane-Oaks, President, Danisco Bio Actives.

'I look forward to leading Danisco Cultures to developing and producing innovative microbial solutions to improve health, safety and nutrition and to expanding our presence in the cultures market worldwide,' says Doug Willrett.

Doug will be reporting to Fabienne Saadane-Oaks in her role as President of Danisco Bio Actives.

For more information, please contact:
Nathalie Brosse, Communication Manager, Danisco Cultures, tel.: +33 1 56 60 4726, e-mail : nathalie.brosse@danisco.com

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927,
e-mail: natalie.weber@danisco.com

10.

DANISCO

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Press Release

FEB -9 A 7:25

Copenhagen, 10 December 2008

Lisbeth Munksgaard to evaluate food education in Greece

Over the next two years, the EU will be evaluating its member countries' educations. The purpose is to ensure a uniform level and mutual recognition of the various countries' educations in order to enhance the mobility of students and scientists in the member countries. The initiative is a result of the Barcelona Summit.

Senior Manager Technology & Business Development, Lisbeth Munksgaard, Danisco, has been invited to participate in the process by the Greek government's Hellenic Quality Assurance Agency for Higher Education to evaluate food research and education in Greece. Lisbeth Munksgaard will sit on a panel consisting of business people and university staff from the Netherlands, Germany, the USA and Greece.

'It is positive that a Danisco employee is invited to participate in such an initiative. In this way, our company will contribute to ensuring that European candidates and bachelors are well-prepared to work in the public and private food sectors,' Lisbeth Munksgaard says.

The evaluation will comprise educational management, teaching itself, research level and relevance, teaching modules, the use of IT, textbooks and materials and the research and educational infrastructure. In addition, there will be meetings with the institutions' management, teachers and students.

In her work, Lisbeth Munksgaard focuses on organisational areas such as management of food research and education.

For further information, please contact:

Lisbeth Munksgaard, Senior Manager Technology & Business Development,
tel.: +45 32 66 23 81
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26,
mobile: +45 26 15 21 27

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

11.

DANISCO Press Release

First you add knowledge...

12 December 2008

Genencor extends its cooperative research agreement with ARS/USDA for conversion of winter barley to ethanol

Genencor, a division of Danisco A/S, has signed a two-year extension of a Cooperative Research and Development Agreement with the USDA's[1] Agricultural Research Service, Eastern Regional Research Center (ERRC). Under the agreement, Genencor and ERRC will continue to jointly develop an economically viable process for converting winter barley, a non-food crop, into ethanol.

"We have already made significant progress through our collaborative research with ERRC, including using enzymes to break down beta-glucans in barley to increase ethanol yield," says Glenn Nedwin, Executive Vice President for Technical Enzymes for Genencor. "In this next phase, we will tackle the remaining challenges to develop an efficient, cost-effective process and bring it to commercial scale." Potential for the technology extends beyond the U.S. to other regions, such as Europe, where barley is used as a feedstock.

The project is part of Genencor's focus on current ethanol applications. Genencor will continue to provide scientific expertise and in-house resources to the ERRC collaboration, and will also contribute $100,000 to the project.

The researchers are using superior breeds of barley (with high starch content), which were developed by ERRC and Virginia Tech, making them excellent for ethanol production.

Some of the top scientists in the field are working on the project. Genencor's barley project team is led by senior researcher Dr. Jay Shetty. Genencor has a 25-year history in biofuels technology.

ERRC has a team of approximately 200 Chemists and Engineers at its center in Wyndmoor, PA. ERRC's Crop Conversion Science & Engineering Research Unit, headed by Dr. Kevin Hicks, has approximately 30 researchers who have been conducting research on biofuels for over 15 years.

For more information, please contact:
Jennifer A. Hutchins, Communications Manager, Genencor, tel.: +1 (585) 256 6973, e-mail : Jennifer.Hutchins@danisco.com

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

About Genencor
Genencor, a division of Danisco A/S, is a world leader in industrial biotechnology and a pioneer in enzyme innovation. Genencor improves process and product performance for a spectrum of industries, from biofuels and laundry detergents to animal nutrition and food. As part of a large global organization, Genencor's manufacturing and distribution network spans more than 40 countries. In collaboration with customers, technology leaders and other stakeholders, Genencor supplies competitive, biobased solutions. These innovations create value throughout the supply chain, from raw material to finished product.

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

[1] United States Department of Agriculture

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16 December 2008 - 11:50

Announcement of results for Q2

Anncuncement of results for Q2 2008/09 (1 August - 31 October)

Notice no. 16/2008

Continued strong top-line momentum
In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09
We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For the full results, download the PDF reports:

Q2 report in English

Q2 report in Danish

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_268_en.htm

DANISCO

First you add knowledge...



16 December 2008
Announcement of Results for Q2 2008/09
(1 August 2008 - 31 October 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 7,250 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com.

DANISCO

First you add knowledge...

Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q2 2008/09
1 August 2008 – 31 October 2008

16 December 2008

Continued strong top-line momentum

In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09

We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For further details, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,348	3,002	6,583	6,129
EBITDA before special items	496	550	1,067	1,167
Operating profit before special items (EBIT)	324	376	727	824
Special items	(23)	(6)	(29)	(6)
Operating profit	301	370	698	818
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	441	305	784	685
Profit from continuing operations	299	207	529	466
Profit from discontinued operations	40	121	81	655
Profit for the period	339	328	610	1,121
Profit attributable to equity holders of the parent	339	317	604	1,102
Revenue				
Food Ingredients	2,303	2,091	4,577	4,326
Genencor	1,056	920	2,022	1,821
Eliminations	(11)	(9)	(16)	(18)
Total	**3,348**	**3,002**	**6,583**	**6,129**
Operating profit before special items (EBIT)				
Food Ingredients	254	264	590	575
Genencor	96	150	208	305
Corporate costs and central R&D	(33)	(41)	(69)	(80)
Subtotal	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Total	**324**	**376**	**727**	**824**
Cash flow, continuing operations				
Cash flow from operating activities	418	296	500	694
Cash flow from investing activities	(676)	(197)	(794)	(297)
Free cash flow	**(258)**	**99**	**(294)**	**397**
Balance sheet				
Total assets	29,523	28,561	29,523	28,561
Equity attributable to equity holders of the parent	13,262	12,695	13,262	12,695
Equity	13,532	12,952	13,532	12,952
Net interest-bearing debt	9,468	8,407	9,468	8,407
Net operating assets, continuing operations	10,355	9,233	10,355	9,233
Invested capital, continuing operations	18,571	16,891	18,571	16,891
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	7.9	8.5	7.9	8.5
Return on equity (ROE)	5.9	12.0	5.9	12.0
NIBD/EBITDA ratio	3.1	3.2	3.1	3.2
Number of shares*				
Diluted average number of shares	47,518	48,147	47,523	48,567
Diluted number of shares at period-end	47,502	47,846	47,502	47,846
Earnings per share (DKK)*				
Diluted earnings per share	7.11	6.61	12.71	22.80
Diluted earnings per share before special items and discontinued operations	6.61	4.16	11.43	9.27
Diluted cash flow per share	8.80	6.15	10.52	14.29
Diluted book value per share	279	265	279	265
Share price				
Market price per share (DKK)	250	396	250	396
Market capitalisation (DKK million)	11,860	18,968	11,860	18,968

*) The effect of Danisco's share option programmes has been included in the diluted values.

Profit from continuing operations

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,348	3,002	6,583	6,129
EBIT before BCP*, share-based payments and special items	**325**	**373**	**744**	**800**
EBIT BCP	(8)	-	(15)	-
Total	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Tax	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**

* Bio Chemicals Projects (BCP)

Sweeteners hurting group margins

EBIT before share-based payments came in at DKK 317 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 8 million, this corresponded to a margin of 9.7% in Q2 (last year 12.4%) and was below our expectations for the Sweeteners business, whilst Genencor came in close to plan, and all other divisions delivered ahead of our expectations. Our R&D expenses increased as a proportion of revenue. Total R&D spend came in at DKK 186 million for the quarter, a DKK 22 million increase Y/Y that was primarily related to Genencor.

Total costs of DKK 17 million relating to BCP

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 17 million for the period, of which DKK 9 million (DKK 6 million after tax) related to our joint venture with DuPont.

Currency translation had a negative EBIT impact on our Y/Y results of an estimated DKK 15 million.

Special items came in at a net cost of DKK 23 million, around half of which related to the Abitec acquisition.

Strong quarter for financial items

Net financial costs for continuing operations turned into a net income of DKK 146 million against net costs of DKK 65 million in Q2 2007/08. The dramatic change reflected broadly stable net interest payments, an interest rate swap gain of just over DKK 100 million and a net gain of around DKK 100 million on the previously announced divestment of Direvo, one of our venture companies. Our remaining venture companies carried a total book value of DKK 18 million at the end of Q2 2008/09.

Slight increase in profits Y/Y

Taxes for the continuing business came in at DKK 142 million for the period. Discontinued operations – i.e. Sugar – contributed DKK 40 million for the period on an after-tax basis, much in line with our expectations. The Group's profit for the period thus closed at DKK 339 million against DKK 328 million during the same period of last year.

Debt and capital structure

Danisco closed the quarter with net debt of DKK 9.5 billion. Danisco has a stable funding structure, and we are currently conducting negotiations over the future funding structure of Danisco once Sugar has been sold.

In light of recent months' turmoil in the financial markets, we have decided to postpone the initiation of the previously announced share buy-back. We still

envisage initiating a share buyback programme once the Nordzucker transaction has closed and the markets have normalised.

Cash flows

Net capital expenditure came in at around DKK 200 million for the period, in line with our expectations. Debtors increased Y/Y as a result of higher group sales, and inventory levels for xylitol increased. Net cash outflow related to acquisitions totalled DKK 438 million over the quarter.

Change in equity

Year-To-Date, consolidated equity grew from DKK 12.5 billion to DKK 13.5 billion primarily affected by the result for the period of DKK 610 million, as well as market valuation of instruments hedging future transactions, a negative net DKK 156 million, and foreign exchange rate adjustments of subsidiaries and associates of DKK 890 million. We paid out dividends to shareholders of DKK 356 million and to minorities of DKK 27 million.

Food Ingredients

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,429	1,229	2,819	2,530
Bio Actives	874	862	1,758	1,796
Eliminations	-	-	-	-
Total	**2,303**	**2,091**	**4,577**	**4,326**
Growth (%)	10	(1)	6	-
Organic growth (%)	9	1	8	2
EBITDA	**370**	**380**	**816**	**804**
EBITDA margin (%)	16.1	18.2	17.8	18.6
EBIT				
Enablers	163	130	355	283
Bio Actives	91	134	235	292
Total	**254**	**264**	**590**	**575**
EBIT margin (%)	11.0	12.6	12.9	13.3
RONOA (%)	**18.0**	**18.9**	**18.0**	**18.9**
Net working capital	2,930	2,483	2,930	2,483
Net non-current assets	3,734	3,593	3,734	3,593
Net operating assets	6,664	6,076	6,664	6,076
Goodwill	4,204	3,983	4,204	3,983
Invested capital	10,868	10,059	10,868	10,059

Food Ingredients recorded 9% organic growth

In Q2 2008/09, Danisco's Food Ingredients segment posted 9% organic growth Y/Y. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. With EBIT of DKK 254 million, Food Ingredients recorded a margin decrease of 1.6 percentage points Y/Y to 11.0% entirely due to Sweeteners' lower profitability. We estimate that the negative revenue impact caused by the Chinese melamine crisis amounted to around DKK 25 million, primarily relating to Enablers but also impacting Cultures. We would expect a period of up to one year before the Chinese ingredients market is stabilised.

Product clusters

Enablers

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,429**	**1,229**	**2,819**	**2,530**
Growth (%)	16	(2)	11	(1)
Organic growth (%)	15	1	14	1
EBIT	**163**	**130**	**355**	**283**
EBIT margin (%)	11.4	10.6	12.6	11.2

Enablers achieved 15% organic growth Y/Y. The cluster posted EBIT of DKK 163 million in a mixed input cost environment, resulting in a margin of 11.4% vs. 10.6% in Q2 2007/08.

Substantial top-line growth in Emulsifiers

Emulsifiers showed an overall strong performance over the quarter with double-digit organic growth rates driven especially by higher average prices. We are satisfied with the recent performance and our ability to maintain our customer relationships in these volatile times. Looking ahead, we anticipate a gradually more challenging environment in view of the tougher economic climate as well as the continued steep decline in raw material costs.

Abitec included from 1 September 2008

As previously announced, our Abitec acquisition has now been formally approved and was consolidated into Danisco's accounts with effect from 1 September 2008. Abitec added 1% growth Y/Y to Danisco's group revenue. We have announced plans to close Abitec's existing site in Northampton, and production will be shifted to existing emulsifier sites, primarily Grindsted and Penang. We expect to generate sizeable synergies from the Abitec acquisition in two years' time.

Gums & Systems – raw material costs still on the increase

Gums & Systems developed well over the quarter, growing organically at high single digit rates, driven by a combination of volume and price. Pectin continued to perform particularly well across all major regions. In view of continued higher raw material costs within several Gums & Systems areas, we need to defend our profits and thus we are forced to push for further price increases for this cluster over the coming quarters.

Grindsted site in environmental investment

As part of our sustainability strategy, Danisco has increased its focus on optimising energy usage across the organisation, aiming at reducing our CO_2 emission footprint as well as strengthening our competitive position. As a step, we have announced an environmental investment at Grindsted (Denmark), one of our anchor sites. From mid-2010, we expect to reduce energy consumption at Grindsted by 8-9% annually while reducing CO_2 emissions by around 6,000 tonnes. In financial terms, we anticipate a highly satisfactory payback.

Bio Actives

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**874**	**862**	**1,758**	**1,796**
Growth (%)	1	(1)	(2)	1
Organic growth (%)	2	2	-	4
EBIT	**91**	**134**	**235**	**292**
EBIT margin (%)	10.4	15.5	13.4	16.3

Our Bio Actives cluster posted 2% organic revenue growth Y/Y. The cluster's EBIT margin came in at 10.4% against 15.5% in Q2 2007/08. The cluster's overall performance is the result of dramatically different trends within its two business units Cultures and Sweeteners. Below, we will discuss the performance of the two divisions in more detail than usual due to the exceptional divergence.

Continued strong top-line and margin momentum in Cultures

Cultures continued to deliver a solid overall performance ahead of our expectations. Year-To-Date, Cultures has recorded organic growth of 10%, driven by a combination of higher volumes, price increases and a favourable product mix. Margins expanded, driven by a combination of innovative product launches, a continued favourable pricing environment and overall solid demand across all major product areas except for China where the dairy market was hurt by the melamine crisis towards the end of the quarter. Margins in Cultures are comfortably above our long-term target for the cluster of 15%. Once again, Dietary Supplements performed especially well, thus underpinning our defined Health & Nutrition strategy, but growth was broad-based.

Unistraw collaboration targeting new market

One of the innovation initiatives announced by Cultures during the quarter was a collaboration with Unistraw on launching HOWARU™ in straws. We expect this launch to open the chilled beverage market to probiotics.

Agtech acquisition an important strategic milestone

In October, Cultures announced the acquisition of Agtech Products, Inc., a US-based agricultural biotech company. This acquisition expands our leading cultures position into animal nutrition, thus marking an important step in our farm-to-fork strategy – Healthy Nutrition. Furthermore, through this acquisition, Danisco expects to benefit from the strategic synergies between Food Ingredients and Genencor as Genencor already has a leading position within enzymes for the animal feed

market. Cultures is thus able to exploit Danisco's existing customer reach and complement our product range.

Xylitol still a significant challenge for Sweeteners

Revenue in Sweeteners declined by 9% in organic terms Year-To-Date due to continued challenges for xylitol. Xylitol revenue decreased by close to 20% over the period driven by a combination of price and volume, and this had a significant, negative impact on earnings. Year-To-Date, our Sweeteners division has recorded an EBIT decline of more than DKK 100 million, resulting in margins substantially below the 15% long-term target for the cluster.

Meanwhile, we expect the underlying xylitol market to continue to grow, offering continued opportunities for our business thanks to our proprietary technology and scale. In November 2008, the European Food Safety Association approved a strong new caries reduction claim for xylitol chewing gum – again highlighting the superiority of the product.

We are reviewing our production footprint

In view of Sweeteners' dramatic loss of market share in xylitol, we are currently reviewing our production set-up for the division in order to further improve our cost competitiveness. We will inform the market when we have analysed all opportunities to restore margins.

Litesse® performing well

Elsewhere in the division, we recorded continued good momentum for Litesse®, which won FDA approval in 2007, reconfirming our decision to increase our focus on Health & Nutrition.

Strengthening our Health & Nutrition platform

During the past few months, we have announced two new initiatives within Health & Nutrition in addition to the above-mentioned Agtech deal. GraceLinc and Evesse™ demonstrate some of the tangible results of our efforts to further strengthen our Health & Nutrition platform.

For a geographic breakdown of our group revenue, please refer to page 25.

Genencor

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	1,056	920	2,022	1,821
Bio Chemicals Projects	-	-	-	-
Total	**1,056**	**920**	**2,022**	**1,821**
Growth (%)	15	-	11	1
Organic growth (%)	16	4	14	4
EBITDA	**152**	**207**	**318**	**415**
EBITDA margin (%)	14.4	22.5	15.7	22.8
EBIT				
Genencor division	104	150	223	305
Bio Chemicals Projects	(8)	-	(15)	-
Total	**96**	**150**	**208**	**305**
EBIT margin (%)	9.1	16.3	10.3	16.7
Joint ventures before tax	(9)	-	(23)	-
RONOA (%)	**13.3**	**18.3**	**13.3**	**18.3**
Net working capital	1,310	1,012	1,310	1,012
Net non-current assets	2,351	2,006	2,351	2,006
Net operating assets	3,661	3,018	3,661	3,018
Goodwill	4,012	3,675	4,012	3,675
Invested capital	7,673	6,693	7,673	6,693

Genencor enjoyed a continued, solid top-line momentum in Q2 2008/09. Revenue came in at DKK 1.1 billion, reflecting organic growth of 16% – well ahead of our long-term growth target for the segment.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Animal Nutrition and Bioethanol. Both business areas showed significant double-digit organic growth rates Y/Y. Genencor's feed segment continued to capture market share in a fast-growing market looking for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to strengthen its market position in the fast-growing North American market during Q2 2008/09. Demand for our first-generation bioethanol enzymes outside of North America is growing well albeit from a low base.

Research collaboration with Huntsman

During Q2 2008/09, Food showed a healthy growth, whilst Grain Processing and a wide range of other enzyme application areas recorded organic growth at generally satisfactory rates in line with the underlying market. For Textiles, the overall market is still going through a period of market contraction due to current fashion trends and has been exacerbated by the current economic anxiety. However, Genencor is working on exciting new initiatives within this area. On 23 September 2008, Genencor and Huntsman, the world's largest textile chemical company, announced a research collaboration focusing on jointly developing sustainable textile processing solutions. The first product launch is expected within the next few months.

Negative mix in F&HC impacting margins

In Fabric & Household Care, we continued to feel the effect of key accounts continuing to reformulate as a means to help control their increasing input costs. This has had a negative impact on our product mix and on our total revenues. Margin recovery through a stronger product offering has very high priority.

EBIT margin under pressure – but stabilising

At DKK 476 million, Genencor only recorded a moderate Y/Y increase in gross profit in spite of higher sales volumes. There were several reasons for this. We suffered from input cost pressure and failed to offset these substantial increases through pricing due to the competitive environment. Furthermore, we experienced the above-mentioned negative shift in product mix especially for Fabric & Household Care where key customers are trading down. We also achieved lower average margins due to the continued strong growth in feed enzymes where margins are generally below the Genencor average due to our phytase arrangement.

EBIT for the Genencor division (i.e. excluding Bio Chemicals Projects – see below) came in at DKK 104 million for the period, reflecting an EBIT margin of 9.8% vs. 16.3% in Q2 last year. In addition to the lower gross margin impacting negatively on Genencor's EBIT margin, the segment also recorded substantially higher R&D spend for the period. Margins came in below our expectations early in the quarter but stabilised as the quarter progressed.

As part of our efforts to optimise Danisco's overall manufacturing footprint, we have announced a couple of initiatives relating to Genencor – please refer to page 5 for details.

In line with our policy of maintaining a high level of investor relations activity, we hosted a Capital Markets Day in October 2008 focusing on Genencor's strategy and platform. The full set of presentations is available on www.danisco.com/cmd.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol LLC

DDCE progressed well over the quarter, focusing on making research advances and commencing construction of the cellulosic ethanol pilot plant in Tennessee. We do not assume any changes to the long-term potential of cellulosic ethanol despite the recent sharp decrease in the oil price to levels below the US government's assumption of USD 65 per barrel.

BioIsoprene™

We are making solid technological advances in our research collaboration with Goodyear on the development of BioIsoprene™.

As discussed in our Group overview, total spend relating to Bio Chemicals Projects amounted to DKK 17 million, of which DKK 9 million related to DDCE and DKK 8 million related to our Goodyear collaboration.

Discontinued operations

Discontinued operations reflects Sugar.

Performance in line with our expectations

Sugar performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.8 billion, a 4% increase Y/Y, whilst EBIT came in at DKK 100 million against DKK 175 million in Q2 last year, due to the impacts of the ongoing EU sugar reform. This year's sugar campaign is so far progressing well.

Awaiting go-ahead for deal with Nordzucker

In September 2008, we completed all filings with the relevant competition authorities in a number of markets with the intention to close the sale of Danisco Sugar to Nordzucker. The timing of gaining approval for the transaction depends on the legal procedures in these markets. Our assessment is still that we should be able to close the deal by the beginning of 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 have not changed materially since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

The nature of Danisco's business cyclicality is relatively stable. However, even for our business, we are seeing signs of the world's economic crisis as customers focus on minimising inventories and costs. We will continue to closely monitor these developments, and we are adjusting our operations, projects and priorities in order to protect short-term profitability.

Outlook highlights

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,300		13,300	13,000
EBIT*	1,350	(50)	1,300	1,400
DDCE JV**		(50)	(50)	(50)
Profit from discontinued operations (pre tax)			250	250
Special items			(150)	(50)
Profit for the period			**950**	**1,000**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We maintain our outlook for organic growth of at least 6% for the Group. We expect our Abitec and Agtech acquisitions to contribute approximately DKK 200 million in revenue with a neutral EBIT effect in FY 2008/09. At currency rates as per 31 October 2008, this corresponds to revenue of around DKK 13.3 billion (DKK 13.0 billion).

The modest underlying growth outlook for H2 2008/09 should be seen in the context of very high raw material volatility that is changing the procurement pattern among our customers and the pricing environment in general. Furthermore, we are currently witnessing systematic destocking activity throughout the value chain due to the global financial crisis and the dramatically higher cost of liquidity.

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.3 billion (previously around DKK 1.4 billion), corresponding to a margin slightly below 10% (previously slightly below 11%).

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we still expect to see a full-year decrease in the EBIT margin compared to last year, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below).

Bio Chemicals Projects
In 2008/09, we still expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results
For the Group as a whole, we therefore expect revenue of around DKK 13.3 billion (previously DKK 13.0 billion) and EBIT before share-based payments and special items of around DKK 1.3 billion (previously DKK 1.4 billion).

Special items are now expected at a level of DKK 150 million (previously DKK 50 million) in net costs primarily relating to the decisions that we implemented as a result of the increased focus on our manufacturing footprint.

We now expect a tax rate of below 30% before share-based payments (previously around 32%).

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million pretax based on stable underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 950 million (previously around DKK 1.0 billion).

We maintain our expectations of CAPEX at around DKK 1.0 billion for Danisco excluding Sugar.

Our estimates do not take into account any financial consequences of the ongoing review of Sweeteners' xylitol production set-up.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 5.84 on 31 October 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 15 December 2008, the USD rate was DKK 5.52.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 2.8 years and 37% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 50 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Organisation
Iain Witherington will join Danisco as Senior Vice President, Corporate HR and member of the Executive Committee as of 23 February 2009.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08. In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
The company's Articles of Association have been amended in accordance with the decision to reduce the share capital in compliance with the authorisation granted to the Board of Directors at the Annual General Meeting on 20 August 2008. At the board meeting held on 16 December 2008 it was decided to reduce the company's share capital by DKK 24,964,000 through the cancellation of 1,248,200 treasury shares, after which the company's share capital will be DKK 953,865,900.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options would be issued to the Executive Board and senior managers. The programme has now been executed and a total of 485,650 options were issued to 148 persons at a strike price of DKK 369. The total number of outstanding options amount to 2,481,767, equivalent to 5.2% of the company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

The long-term incentive programme (LTI) in Genencor has been amended to also include a share of the value creation in Bio Chemicals Projects. Genencor's LTI has been established in order to have competitive remuneration packages at levels comparable to the biotech industry and will result in a share of Genencor's value creation, measured in a standardised way, being granted to certain Genencor employees. The programme has similarity to an option programme and will be expensed as part of share-based payments in the income statement.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results
18 February	2010	IR quiet period starts for Q3
18 March	2010	Q3 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 August – 31 October 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

16 December 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**3,348**	**3,002**	**6,583**	**6,129**
Cost of sales	(2,037)	(1,761)	(3,945)	(3,572)
Gross profit	**1,311**	**1,241**	**2,638**	**2,557**
Research and development expenses	(186)	(166)	(363)	(327)
Distribution and sales expenses	(591)	(519)	(1,141)	(1,055)
Administrative expenses	(219)	(220)	(421)	(430)
Other operating income	38	35	98	59
Other operating expenses	(36)	2	(82)	(4)
Share-based payments	7	3	(2)	24
Operating profit before special items	**324**	**376**	**727**	**824**
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Income tax expense	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**
Profit from discontinued operations	40	121	81	655
Profit	**339**	**328**	**610**	**1,121**
Distribution of profit for the period				
Equity holders of the parent	339	317	604	1,102
Minority interests	-	11	6	19
Total	**339**	**328**	**610**	**1,121**
Earnings per share in DKK				
EPS	7.12	6.60	12.72	22.76
DEPS	7.11	6.61	12.71	22.80
EPS from continuing operations	6.26	4.08	11.00	9.21
DEPS from continuing operations	6.26	4.07	10.99	9.18

Cash flow statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	324	376	727	824
Depreciation and writedowns	173	175	340	350
Adjustments	12	(33)	2	(25)
Share-based payments paid	-	(11)	-	(24)
Special items received and paid	(23)	(6)	(29)	(6)
Change in working capital	(111)	(23)	(403)	(86)
Change in other investments and securities	137	-	123	-
Interest received	341	132	439	243
Interest paid	(309)	(192)	(453)	(357)
Corporation tax paid	(126)	(122)	(246)	(225)
Cash flow from operating activities	**418**	**296**	**500**	**694**
Cash flow from investing activities				
Acquisitions of enterprises and activities	(438)	(20)	(438)	(20)
Purchase of property, plant and equipment	(212)	(170)	(364)	(298)
Sale of property, plant and equipment	32	15	43	26
Purchase of intangible assets	(23)	(20)	(37)	(33)
Sale of intangible assets	5	2	6	2
Sale of financial assets	(40)	(4)	(4)	26
Cash flow from investing activities	**(676)**	**(197)**	**(794)**	**(297)**
Free cash flow	**(258)**	**99**	**(294)**	**397**
Cash flow from financing activities				
Change in financial liabilities	363	330	(259)	(3,863)
Acquisition of treasury shares	-	(272)	-	(441)
Sale of treasury shares	-	25	-	30
Dividends paid	(356)	(361)	(356)	(361)
Amounts paid to minority interests	(27)	(60)	(27)	(61)
Cash flow from financing activities	**(20)**	**(338)**	**(642)**	**(4,696)**
Cash flow from discontinued operations	**332**	**186**	**1,042**	**4,389**
Decrease/increase in cash and cash equivalents	**54**	**(53)**	**106**	**90**
Cash and cash equivalents at start of period	401	532	341	372
Exchange adjustment of cash and cash equivalents	19	(7)	28	(2)
Change in cash, discontinued operations	(13)	(19)	(14)	(7)
Cash and cash equivalents at end of period	**461**	**453**	**461**	**453**
of which				
Cash and cash equivalents, continuing operations	445	407	445	407
Cash and cash equivalents classified as held for sale	16	46	16	46

Statement of recognised income and expense

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Consolidated profit including discontinued operations	**610**	**1,121**	**1,299**
Foreign exchange rate adjustment of subsidiaries and associates	890	(270)	(687)
Hedging of future transactions for the period	(156)	(25)	(101)
Tax on items recognised directly in equity	19	12	43
Other movements in equity	(2)	(10)	(43)
Net income recognised directly in equity	**751**	**(293)**	**(788)**
Total recognised income and expense	**1,361**	**828**	**511**

Balance Sheet 31 October 2008

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	9,001	8,110
Other intangible assets	950	1,329	1,267
Property, plant and equipment	5,406	8,201	8,022
Financial assets	377	597	759
Total non-current assets	**14,949**	**19,128**	**18,158**
Inventories	2,906	4,892	5,485
Receivables	3,336	4,088	3,958
Assets held for sale	7,887	-	-
Cash and cash equivalents	445	453	342
Total current assets	**14,574**	**9,433**	**9,785**
Total assets	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	5,241	7,030
Current liabilities	6,314	10,368	8,371
Liabilities held for sale	2,863	-	-
Total liabilities	**15,991**	**15,609**	**15,401**
Total equity and liabilities	**29,523**	**28,561**	**27,943**
Changes in equity			
Equity at beginning of period	**12,542**	**12,949**	**12,949**
Total recognised income and expense	**1,361**	**828**	**511**
Dividends paid to shareholders	(356)	(361)	(361)
Dividends paid to minority interests	(27)	(61)	(61)
Capital increase	-	6	6
Sale of activity	-	(6)	(9)
Share-based payments	12	8	19
Purchase of treasury shares	-	(441)	(542)
Sale of treasury shares	-	30	30
Total change in equity	**990**	**3**	**(407)**
Equity at end of period	**13,532**	**12,952**	**12,542**
Other balance sheet data			
Net interest-bearing debt	9,468	8,407	9,545
Net operating assets	10,355	13,695	15,202
Invested capital	18,571	22,696	23,312

Net interest-bearing debt

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Specification of net interest-bearing debt				
Non-current mortgage and credit institutions debt	5,791	3,142	5,791	3,142
Current mortgage and credit institutions debt	4,140	5,732	4,140	5,732
Interest-bearing debt	**9,931**	**8,874**	**9,931**	**8,874**
Other interest-bearing receivables or debt	(2)	(14)	(2)	(14)
Cash and cash equivalents	(461)	(453)	(461)	(453)
Net interest-bearing debt	**9,468**	**8,407**	**9,468**	**8,407**
Change in net interest-bearing debt				
Net interest-bearing debt beginning of period	**8,830**	**8,077**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	290	(107)	264	(130)
Cash flow from financial liabilities, continuing operations	363	330	(259)	(3,863)
Cash flow from financial liabilities, discontinued operations	46	4	34	22
of which not in interest-bearing debt	(2)	(23)	2	(132)
Net financial liabilities acquired and divested	-	-	-	296
Decrease/increase in cash and cash equivalents	(41)	72	(92)	(83)
Other movements	(18)	54	(26)	75
Net interest-bearing debt end of period	**9,468**	**8,407**	**9,468**	**8,407**
of which				
Net interest-bearing debt, continuing operations	9,281	8,274	9,281	8,274
Net interest-bearing debt classified as held for sale	187	133	187	133

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Reduction of share capital	(24,964)	(1,248,200)	(2.55)
Holding at 31 October 2008	**3,832**	**191,577**	**0.40**

Top-line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q2 2008/09 vs. Q2 2007/08					
Food Ingredients	10	(1)	2	9	69
Enablers	16	(2)	3	15	43
Bio Actives	1	(1)	0	2	26
Genencor	15	(1)	0	16	31
Total	**12**	**(1)**	2	**11**	**100**
2008/09 vs. 2007/08					
Food Ingredients	6	(3)	1	8	70
Enablers	11	(4)	1	14	43
Bio Actives	(2)	(2)	0	-	27
Genencor	11	(4)	1	14	30
Total	**7**	**(4)**	1	**10**	**100**
Sales growth by geography					
Q2 2008/09 vs. Q2 2007/08					
Europe	8	(1)	3	6	38
North America	23	(3)	0	26	30
Latin America	16	(1)	0	17	10
Asia-Pacific	(5)	1	0	(6)	16
Rest of the world	31	(4)	4	31	6
Total	**12**	**(1)**	**2**	**11**	**100**
2008/09 vs. 2007/08					
Europe	6	(1)	2	5	39
North America	13	(9)	0	22	28
Latin America	11	(3)	0	14	10
Asia-Pacific	(4)	(2)	0	(2)	17
Rest of the world	22	(5)	7	20	6
Total	**7**	**(4)**	1	**10**	**100**

Geographic segments

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,258	1,166	2,573	2,424
North America	1,001	815	1,853	1,642
Latin America	359	310	671	604
Asia-Pacific	533	561	1,103	1,145
Rest of the world	197	150	383	314
Total	**3,348**	**3,002**	**6,583**	**6,129**
Organic growth (%)				
Europe	6	0	5	0
North America	26	4	22	3
Latin America	17	7	14	6
Asia-Pacific	-6	1	-2	4
Rest of the world	31	2	20	17
Total	**11**	**2**	**10**	**3**

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	3,348	-	-	6,583
EBITDA before special items	617	550	537	488	2,192	571	496	-	-	1,067
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Operating profit before special items	448	376	358	319	1,499	403	324	-	-	727
Special items	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)
Operating profit	448	370	355	231	1,404	397	301	-	-	698
Income from joint ventures	-	-	-	-	-	(9)	(6)	-	-	(15)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	146	-	-	101
Profit before tax	380	305	302	216	1,203	343	441	-	-	784
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	(142)	-	-	(255)
Profit for the period from continuing operations	259	207	209	95	770	230	299	-	-	529
Profit for the period from discontinued operations	534	121	55	(181)	529	41	40	-	-	81
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	339	-	-	604
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	418	-	-	500
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	(180)	-	-	(321)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	(18)	-	-	(31)
Acquisitions and divestments of enterprises and activities	-	(20)	-	21	1	-	(438)	-	-	(438)
Purchase and sale of financial assets	30	(4)	(1)	(26)	(1)	36	(40)	-	-	(4)
Free cash flow	298	99	(106)	51	342	(36)	(258)	-	-	(294)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	332	-	-	1,042
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	29,523	-	-	29,523
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	7,887	-	-	7,887
Assets, continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	21,636	-	-	21,636
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	13,262	-	-	13,262
Minority interests	306	257	263	283	283	288	270	-	-	270
Equity	13,601	12,952	12,773	12,542	12,542	12,988	13,532	-	-	13,532
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	9,468	-	-	9,468
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	16.0	-	-	16.0
Genencor	16.3	16.3	19.1	17.0	17.0	15.5	13.3	-	-	13.3
Total, continuing operations	16.3	16.3	16.6	15.8	15.8	15.6	14.8	-	-	14.8
ROIC, continuing operations	8.1	8.5	8.9	8.5	8.5	8.3	7.9	-	-	7.9
ROE	11.2	12.0	12.8	9.9	9.9	5.7	5.9	-	-	5.9
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	2,930	-	-	2,930
Genencor	974	1,012	1,073	1,030	1,030	1,136	1,310	-	-	1,310
Unallocated	21	7	(27)	(60)	(60)	(53)	(61)	-	-	(61)
Total	3,536	3,502	3,588	3,463	3,463	3,757	4,179	-	-	4,179
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	3,734	-	-	3,734
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	2,351	-	-	2,351
Unallocated	87	132	116	129	129	126	91	-	-	91
Total	5,770	5,731	5,686	5,620	5,620	5,629	6,176	-	-	6,176
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	6,664	-	-	6,664
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	3,661	-	-	3,661
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	9,306	9,233	9,274	9,083	9,083	9,386	10,355	-	-	10,355
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	4,204	-	-	4,204
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	4,012	-	-	4,012
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	8,216	-	-	8,216
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	10,868	-	-	10,868
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	7,673	-	-	7,673
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	17,082	16,891	16,794	16,451	16,451	16,744	18,571	-	-	18,571

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
Revenue										
Enablers	1,301	1,229	1,236	1,368	5,134	1,390	1,429	-	-	2,819
Bio Actives	934	862	829	806	3,431	884	874	-	-	1,758
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	**2,303**	-	-	**4,577**
Genencor	901	920	929	936	3,686	966	1,056	-	-	2,022
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	(11)	-	-	(16)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth (%)										
Enablers	1	1	5	9	4	13	15	-	-	14
Bio Actives	6	2	4	(4)	2	(1)	2	-	-	-
Food Ingredients	**3**	**1**	**4**	**4**	**3**	**7**	**9**	-	-	**8**
Genencor	5	4	11	18	9	13	16	-	-	14
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	1,258	-	-	2,573
North America	827	815	794	802	3,238	852	1,001	-	-	1,853
Latin America	294	310	316	307	1,227	312	359	-	-	671
Asia-Pacific	584	561	550	535	2,230	570	533	-	-	1,103
Rest of the world	164	150	159	168	641	186	197	-	-	383
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	6	-	-	5
North America	2	4	11	12	7	18	26	-	-	22
Latin America	6	7	12	13	10	11	17	-	-	14
Asia-Pacific	7	1	4	(3)	2	1	(6)	-	-	(2)
Rest of the world	34	2	11	1	11	9	31	-	-	20
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	370	-	-	816
Genencor	208	207	186	130	731	166	152	-	-	318
Corporate costs and central R&D	(36)	(40)	(3)	(66)	(145)	(32)	(33)	-	-	(65)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	**489**	-	-	**1,069**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	**496**	-	-	**1,067**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	16.1	-	-	17.8
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	14.4	-	-	15.7
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	**14.8**	-	-	**16.2**
Operating profit before special items										
Enablers	153	130	105	180	568	192	163	-	-	355
Bio Actives	158	134	106	129	527	144	91	-	-	235
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	**254**	-	-	**590**
Genencor	155	150	131	80	516	112	96	-	-	208
Corporate costs and central R&D	(39)	(41)	(6)	(68)	(154)	(36)	(33)	-	-	(69)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	**317**	-	-	**729**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	**324**	-	-	**727**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	11.4	-	-	12.6
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	10.4	-	-	13.4
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	**11.0**	-	-	**12.9**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	9.1	-	-	10.3
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	**9.7**	-	-	**11.0**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	(26)	-	-	(27)
Genencor	-	(1)	(1)	5	3	-	(2)	-	-	(2)
Corporate costs and central R&D	-	-	-	-	-	(5)	5	-	-	-
Total	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Profit from discontinued operations, Sugar

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,768**	**1,705**	**3,433**	**3,311**
Cost of sales	(1,475)	(1,343)	(2,871)	(2,640)
Gross profit	**293**	**362**	**562**	**671**
Costs including depreciation	**(193)**	**(187)**	**(360)**	**(345)**
Operating profit before special items	**100**	**175**	**202**	**326**
Special items	-	37	-	37
Comparative operating profit	**100**	**212**	**202**	**363**
Reversal of depreciation after classification held for sale	86	81	173	162
Total	**186**	**293**	**375**	**525**
Gain/loss on disposal, based on full depreciation	-	-	-	-
Reversal of depreciation after classification held for sale	(86)	(81)	(173)	(162)
Total	**(86)**	**(81)**	**(173)**	**(162)**
Operating profit from discontinued operations	**100**	**212**	**202**	**363**
Net financial expenses	(47)	(34)	(94)	(71)
Profit before tax	**53**	**178**	**108**	**292**
Tax on discontinued operations	(13)	(57)	(27)	(94)
Profit from discontinued operations	**40**	**121**	**81**	**198**
Cash flow from discontinued operations				
Cash flow from operating activities	348	296	1,124	1,275
Cash flow from investing activities	(75)	(109)	(130)	(164)
Cash flow from financing activities	46	3	34	3
Change in cash, discontinued operations	13	19	14	7
Total	**332**	**209**	**1,042**	**1,121**

Profit from discontinued operations, Flavours

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	-	-	**292**
Cost of sales	-	-	-	(170)
Gross profit	-	-	-	**122**
Costs	-	-	-	**(82)**
Operating profit before special items	-	-	-	**40**
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	-	-	830
Operating profit from discontinued operations	-	-	-	**870**
Net financial expenses	-	-	-	-
Profit before tax	-	-	-	**870**
Tax on discontinued operations	-	-	-	(13)
Tax on gain on disposal of discontinued operations	-	-	-	(400)
Income tax expense	-	-	-	**(413)**
Profit from discontinued operations	-	-	-	**457**
Cash flow from discontinued operations				
Cash flow from operating activities	-	-	-	(38)
Cash flow from investing activities	-	(23)	-	3,288
Cash flow from financing activities	-	-	-	18
Total	-	**(23)**	-	**3,268**

Proforma balance sheet, continuing operations

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	7,658	7,368
Other intangible assets	950	958	899
Property, plant and equipment	5,406	5,040	4,933
Financial assets	377	414	389
Total non-current assets	**14,949**	**14,070**	**13,589**
Inventories	2,906	2,483	2,605
Receivables	3,336	3,023	2,732
Assets held for sale	7,887	8,578	8,705
Cash and cash equivalents	445	407	312
Total current assets	**14,574**	**14,491**	**14,354**
Total	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	4,113	6,025
Current liabilities	6,314	7,961	6,812
Liabilities held for sale	2,863	3,535	2,564
Total liabilities	**15,991**	**15,609**	**15,401**
Total	**29,523**	**28,561**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Goodwill	733	1,343	742
Net non-current assets	3,242	3,220	3,386
Net working capital	1,793	1,242	2,732
Invested capital	**5,768**	**5,805**	**6,860**
Net interest-bearing debt	(187)	(133)	(140)
Other financial liabilities including tax	(557)	(629)	(579)
Total	**5,024**	**5,043**	**6,141**
Assets held for sale	7,887	8,578	8,705
Liabilities held for sale	(2,863)	(3,535)	(2,564)
Total	**5,024**	**5,043**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 October 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liabilities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 31 October 2008 and the balance sheets of 31 October 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable period-ends have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG
31 July	2008	-	Danisco's Annual General Meeting
19 August	2008	8	Notification of proxies received by the Board of Directors
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech AG to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative
18 September	2008	14	Announcement of Results for Q1 2008/09
27 October	2008	15	Danisco strengthens strategic platform through acquisition of Agtech

Post balance-sheet notices

No notices

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

13.

DANISCO

First you add knowledge...

Press Release

RECEIVED 2009 FEB -9 A 7:2

7 January 2009

Genencor and BRAIN establish a research collaboration for the production of biobased chemicals from renewable feedstock

Genencor, a division of Danisco A/S and BRAIN AG, a leading European industrial biotechnology company, located in Zwingenberg, Germany, join forces in the field of the biobased fermentative production of industrially relevant biochemicals from renewable raw materials.

Genencor will use its extensive capabilities in metabolic pathway engineering and bio-manufacturing of industrial bio-products and BRAIN AG's world leading expertise in the fields of metagenomics and screening technologies, to pursue product targets for the chemical industry.

BRAIN will provide Genencor access to these technologies and especially to its vast metagenome resources of some 150 million genes of yet uncultured microorganisms. Enzymes and biosynthetic pathways of interest will then be genetically engineered in microbial production strains for the production of important biochemicals. The products can replace petrochemicals and be used in e.g. biofuels, plastics, rubber, adhesives and cosmetics.

This new collaboration announced today expands upon the successful collaboration first established in 2004, where the two companies joined forces to develop a new enzyme product platform.

For BRAIN, the collaboration is also an important milestone in the company's strategy of further expanding its strategic partnerships with globally successful partners from the biochemical industry, thereby strengthening the industrial network at its disposal and ensuring increased support for future projects.

For Genencor, "the field of innovative biochemicals offers a significant new opportunity for business growth and the strategic application of our core competency in the design and operation of cell factories", explains Dr. Karl Sanford, Vice President Technology Development at Genencor. "BRAIN's capabilities and expertise in metagenomic enzyme discovery fits nicely within our model for open innovation where we look to make the transition from bench to market more effective and efficient."

Definitions:
Metabolic Pathway Engineering
Metabolic pathway engineering is the practice of optimizing genetic and regulatory processes within cells (or micro organisms) to increase the cells' production of a certain substance.

Metagenomics
The study of genetic material recovered directly from environmental samples.

For more information, please contact:
Francis Stalder, Senior Manager, Communications, Genencor, tel.: +31 71 56 86 304, e-mail: francis.stalder@danisco.com
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, e-mail: natalie.weber@danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

About BRAIN AG
BRAIN AG is an industrial "white" biotech company which discovers and develops novel bioactive natural compounds and proprietary enzymes for its partners and customers in the chemical and pharmaceutical industries, as well as the food and cosmetics industries. Currently, BRAIN employs 72 scientists, engineers and technicians. BRAIN has entered into partnerships with BASF, Ciba, Clariant, Evonik Degussa, Henkel, Nutrinova, Sandoz, Schering, Südzucker and Symrise, to name but a few. www.brain-biotech.de

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

14.

DANISCO

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Press Release

Copenhagen, 13 January 2009

Authorities postpone deadline for decision on Sugar sale

Nordzucker announced today that they have requested the German competition authorities to postpone their deadline for making a decision on Danisco's sale of its sugar division to Nordzucker to 20 February 2009.

Danisco still expects the sale to be completed at the beginning of 2009 and has no further comments at this juncture.

For further information, please contact:
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88
Carl Johan Corneliussen, Media Relations Manager, Danisco A/S, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

15.

DANISCO Press Release

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Danisco broadens its range of health ingredients with Ferco grape-based natural extracts

Paris, January 15th, 2009: Today, Danisco signed a long term agreement with the French company Ferco for the worldwide exclusive supply of Grap'Active™ grape-based extracts. Those extracts are produced using a patented water-extraction technology and are naturally containing polyphenols, known for their health benefits and antioxidant properties as well as for their role in the prevention of food oxidation.

A natural fit
This new agreement is in line with Danisco's strategic focus on Health & Nutrition as it broadens its range of fruit polyphenols with health benefits. Tasteless and completely water-soluble, Grap'Active™ polyphenols is the natural solution to meet the consumer demand for products without artificial preservatives or with low sugar content.

"Natural grape polyphenols are of high interest to our food, beverage and supplement customers, as they offer health benefits with an all-natural positioning and a clean labelling", says Fabienne Saadane-Oaks, President of Danisco BioActives, "Our agreement with Ferco complements our portfolio of natural extracts and contributes to position Danisco as the First choice ingredient partner in health and nutrition."
Ferco is also satisfied with the agreement:" We are looking forward to developing new channels to market for our Grap'Active™ range thanks to Danisco's global sales coverage and application expertise", comments Marc Feriès,CEO of Ferco.

Danisco BioActives focus on health and safety
Danisco is looking to expand its range of natural extracts with new and unique products demonstrating benefits for health and food protection.
Thus, to complement its existing range of green tea and rosemary extracts and the partnership agreement signed a few weeks ago on apple extracts, Danisco is now offering natural extracts from grape.
The new range from Ferco will include white and red grape skin and grape seed water-extracted polyphenols. Target markets are the dairy, beverages, food and supplement industries.

An expanding market
According to Frost & Sullivan, the total polyphenol market is estimated at more than EUR 100 million in Europe alone. Together with green tea flavonoids, grape and olive polyphenols are heading market expansion, grapes being amongst the fruits with the highest total count of polyphenols.

-Ends-

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com · www.danisco.com

16.

DANISCO

First you add knowledge...

Press Release

Copenhagen, 19 January 2009

Bio Actives – growth engine for Danisco

Bio Actives is Danisco's growth engine. The area covers functional foods within Health, Safety & Nutrition. In the coming years, Bio Actives will generate growth of between 5-7% in a market growing by up to 10% every year. The value of the market is estimated at around USD 485 billion.

That was the message at Danisco's press and analyst seminar held today.

'This is a very attractive market for Danisco which aims at being the customers' First choice. Health, Safety & Nutrition is a major growth area for the Group,' said Fabienne Saadane-Oaks, President for Bio Actives.

Danisco focuses on eight areas covering a total of 70% of the global market for functional foods: Immune Health, Digestive Health, Oral Health, Food Safety & Protection, Animal Nutrition, Cardiovascular Health, Diabetes and Weight Management.

Fabienne Saadane-Oaks also mentioned new product areas, including Unistraw which is a straw containing probiotic bacteria. While sucking juice or milk products from a carton, you get the healthy bacteria as well. The advantage of adding probiotic cultures to straws is that their qualities are better maintained than if mixed into a beverage.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

First you add knowledge...

For more information, please contact:

Danisco: nathalie.brosse@danisco.com

Ferco: marc.feries@ferco-dev.com

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com

About Ferco

After 20 years of research and development on grape extracts and industrial applications,
Marc FERIES created his own company in 1998: FERCO company specialised in extraction and purification of grape compounds.
Ferco's activities are split into 3 divisions:
Oenological division: grape tannins for wine – Grap'tan™ range
Nutraceutical division: grape polyphenols for health food industry : Grap'Active™ range
Natural colouring division: natural grape colours formulated in liquid and powder form
Ferco is the only French firm specialised in the exclusive production of grape extracts
Find out more at www.ferco-dev.com

Published by Danisco Cultures, Communications, 20 rue Brunel, F-75017 Paris
cultures@danisco.com • www.danisco.com

DANISCO

First you add knowledge...

Press Release

Copenhagen, 20 January 2009

Danisco first with sustainable emulsifier

Danisco is the first food ingredients producer to offer its customers sustainable emulsifiers. Used mainly to bind oil and water in food, these emulsifiers are based on sustainable palm oil or sustainable palm kernel oil.

The new sustainable emulsifier meets the increasing consumer demand for ethically correct consumer goods.

'At Danisco, we focus on sustainability at all levels. For that reason, we are especially pleased to offer sustainable emulsifiers. It is a major product area for us and hence contributes to giving us a strong profile in the food industry. In step with the general focus on environmental and ethical issues, this opens up new opportunities for our customers to meet consumer demand for sustainable foods,' says Martin Klavs Nielsen, Executive Vice President, Emulsifiers.

Palm oil is mainly produced in Malaysia and Indonesia. In the last few years, the demand for palm oil has been increasing. To avoid unnecessary cutting down of the rainforest to grow palm trees, Roundtable on Sustainable Palm Oil (RSPO) has prepared criteria for sustainable oil production.

Danisco has been a member of RSPO for many years and is the only emulsifier supplier to be a member of GreenPalm.

For further information, please contact

Martin Klavs Nielsen, Executive Vice President, Emulsifiers, tel. +45 89 43 50 00
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

18.

DANISCO

First you add knowledge...

Press Release

Paris, January 20th, 2009

Synbiotic to potentially improve elderly well-being
Danisco clinical study documents positive effects of a probiotic-prebiotic formulation

A team of researchers at Danisco have produced promising results in a study of the potential synbiotic effect of dietary supplementation with a probiotic culture and prebiotic lactitol in healthy seniors.

Published in the British Journal of Nutrition, the study found the probiotic-prebiotic combination increased the level of beneficial gut bacteria, improved immune and mucosal function and gave moderately enhanced bowel movements with no side effects.

Double-blind trial

A total of 51 elderly Finnish subjects over 65 years of age, all healthy and all regular users of non-steroidal anti-inflammatory drugs (NSAID), took part in the double-blind parallel trial. Each consumed two sachets of the dietary supplement or a placebo every day for two weeks.
"Reduced bowel and immune function are common problems in seniors. Use of NSAID may also affect their intestinal health, for example by damaging the mucosa in the gastrointestinal tract," says Dr Arthur Ouwehand, leader of the research team at Danisco's nutrition centre in Kantvik, Finland. "Our aim was to modify the intestinal microbiota and improve bowel function using a potential synbiotic."

Active ingredients

The probiotic culture used for the study was Danisco's *L. acidophilus* NCFM®, which was chosen for its ability to improve intestinal microbiota metabolism, gut health and associated immune function. Danisco lactitol, a prebiotic disaccharide polyol derived from lactose, was selected due to its ability to increase faecal bifidobacteria levels and bowel movements and to support the growth of *L. acidophilus* NCFM®.

All these parameters were seen to improve following supplementation, although there was no conclusive evidence that the effect was synbiotic rather than additive.

'Feel good' effect

"While not specifically investigated, it was interesting that a number of subjects from the synbiotic group enquired whether and where the product could be purchased as it made them 'feel good'," Dr Ouwehand remarks.

19.

DANISCO

First you add knowledge...

Press Release

21 January 2009

IP Strengthening: Genencor appoints Soonhee Jang as Vice President of Intellectual Property Strategy and Chief IP Counsel

Genencor, a division of Danisco A/S, and a world leader in industrial biotechnology and enzyme manufacturing, is proud to announce the appointment of Soonhee Jang to the position of Vice President of Intellectual Property Strategy and Chief Intellectual Property Counsel.

Soonhee Jang comes from Eli Lilly & Company, where her most recent position was Assistant General Patent Counsel and Regional IP Counsel, Asia. Prior to Eli Lilly, Soonhee Jang worked for Merck & Co, Inc. as Senior Patent Attorney in Rahway, New Jersey. Soonhee Jang received her JD at Franklin Pierce Law Center in Concord, New Hampshire.

Soonhee Jang will be responsible for strategic counsel on all intellectual property matters for Genencor division and will lead the Danisco A/S US-based Intellectual Property Team in Palo Alto, California. She will also be a member of the Danisco Patent Management Team led by Jørgen Rosenlund, Vice President & Group General Counsel for Danisco A/S.

In her role, Soonhee Jang will report to Genencor CEO Tjerk de Ruiter and will be a member of Genencor's Senior Management Team.

For more information, please contact:
Jennifer Hutchins, Manager Division Communications, Genencor, tel.: +1 (585) 256 6973, e-mail: jennifer.hutchins@danisco.com
Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 3266 2927, mobile: +45 2876 5104, e-mail: natalie.weber@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

20

DANISCO

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Text size: A A

27 January 2009 - 09:28

Lower feed costs with distillers dried grains with solubles (DDGS)

Latest in enzyme technology boosts amino acid digestibility of broiler diets containing up to 18% DDGS

Broiler producers looking for lower feed costs with distillers dried grains with solubles (DDGS) can use the latest developments in enzyme technology reported Dr David Ledoux at the 2009 International Poultry Scientific Forum, Atlanta, USA, 26-27 January 2009.

The use of DDGS in animal feed has increased with the growth of the bioethanol industry. Whilst DDGS is potentially a cost effective and valuable feed ingredient, its use in pig and poultry feed can be limited by the low and often variable digestibility of amino acids and other nutrients in DDGS.

Dr David Ledoux, Professor of Animal Nutrition, University of Missouri, USA, presented a paper "Effects of Avizyme 1500, Phyzyme XP and distillers dried grains with solubles (DDGS) on nutrient digestibility by broilers" which outlined how the latest developments in enzyme technology can improve the nutrient digestibility of broiler diets containing up to 18% DDGS.

The paper summarised a trial where broilers were fed corn soy-based diets containing various levels of DDGS (0%, 6%, 12% and 18%). Diets were either fed without enzyme, or supplemented with a new-generation bacterial phytase (Phyzyme® XP, Danisco Animal Nutrition) with or without a combination of xylanase, amylase and protease enzymes (Avizyme® 1500, Danisco Animal Nutrition). Diets were fed to broilers up to 21 days of age. Feed intake, body weight gain, ileal digestibility and retention of calcium and phosphorus, and ileal amino acid digestibility were measured.

Dr Ledoux concluded that the data indicated that broilers can be fed corn soy diets containing up to 18% DDGS in the starter phase without negatively affecting bodyweight gain and feed conversion.

The important finding of this research was that a combination of phytase, xylanase, amylase and protease enzymes resulted in significantly higher phosphorus and amino acid digestibility, compared to adding only a phytase enzyme to the diet. The substantial improvement in nutrient digestibility from phytase, xylanase, amylase and protease could therefore prove to be a useful tool to reduce feed cost in diets with up to 18% DDGS, resulting in more profit to the producer.

For further press information, please contact:

Andrea Barletta,
Global Marketing Director,
Danisco Animal Nutrition
Tel: +44 (0) 1672 517777
Email: andrea.barletta@danisco.com

Julian Cooksley
Account Manager
Kendalls Communications
Tel: +44 (0) 1394 610022
Email: julian.cooksley@kendallscom.co.uk

21.

DANISCO

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Press Release

29 January 2009

Solid sugar production result for Danisco Sugar

Despite challenging weather conditions for sugar beet growing, Danisco Sugar's total sugar production meets expectations.

Danisco Sugar's six sugar factories in Denmark, Sweden, Finland, Germany and Lithuania generated production of 1,003,000 tonnes of sugar in the 2008/09 campaign just ended. Production at all factories has been characterised by high stability, which has contributed to the satisfactory result, but the sugar beet yield has varied considerably from country to country due to the very different weather conditions during the sugar beet growth period.

Positive campaigns in Denmark and Sweden particularly contributed to the result. In a comment to the campaign, Executive Vice President Thomas B. Olsen, Agriculture, Danisco Sugar, says:

'Growing conditions in the two countries have been close to optimal late in the period, which resulted in record-high sugar beet yields. In Sweden, however, a brief period of frost had a negative effect on the beet quality. The large beet volumes combined with efficient operations at our factories have resulted in sugar production significantly above the two countries' national quotas.'

'In Finland beet growing was influenced by heavy rainfalls and low temperatures, while Lithuania suffered from drought. In both places we have therefore generated production slightly below the EU quotas, which is, however, covered by transferring sugar from the previous year.'

'The area around our factory in Anklam in Germany, where we have run our first parallel production of sugar and bioethanol, has also been impacted by drought. In spite of that, sugar production was 50% above our EU quota. The reason for this is that the beet acreage was increased to support the bioethanol production.'

Overall, Danisco Sugar's production was lower compared with last year as a result of the sugar quota renunciation that took place before the 2008/09 campaign.

Danisco's sugar output for 2008/09 by country:

Country	Production (tonnes sugar)	Production 2007/08 (tonnes sugar)	Sugar yield (tonnes sugar/ha)	Sugar quota 2008/09 (tonnes sugar)
Denmark	397,000	380,000	11.4 (10.1)	372,000
Sweden	327,000	354,000	9.3 (8.7)	293,000
Finland	69,000	101,000	5.7 (6.1)	81,000
Germany	167,000	136,000	8.1 (9.0)	112,000
Lithuania	43,000	98,000	7.2 (7.0)	64,000

For further information, please contact:

Thomas B. Olsen, Executive Vice President, Agriculture, Danisco Sugar, tel.: +45 32 66 25 00, or
Dorthe Lindgreen, Communications Manager, Danisco Sugar A/S, tel.: +45 32 66 25 88 or
+45 40 11 66 95

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

22.

DANISCO

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Press Release

Copenhagen, 30 January 2009

Danisco in top 3 in H&H Webranking

Danisco maintains its top three position in Hallvarsson & Halvarsson Webranking Denmark 2008. Danisco is only surpassed by Danske Bank taking the top position and Nordea in second place.

'Competition at the top is fierce and I am therefore very pleased with our ranking. Our team is small, but highly motivated and competent. On that basis we are even more pleased with our top three position,' says Michael von Bülow, Vice President, Communications, Danisco.

At Danisco, openness and availability are given top priority. Both investor relations and media relations have a central position on the website, and ongoing contact with stakeholders through fast response to enquiries and proactivity are crucial.

According to Hallvarsson & Halvarsson, Danish companies are the best among the Nordic countries when it comes to responding to e-mails from stakeholders and journalists.

For further information, please contact:
Carl Johan Corneliussen, Media Relations Manager, tel.: +45 32 66 29 26

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

23,

DANISCO

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Press Release

3 February 2009

Danisco brewing and beverage enzyme organisation ready to accelerate growth

Danisco's brewing and beverage enzyme application facility will move to Brabrand, Denmark. New ASPAC activities are also escalated to meet rising segment demands.

One of the main areas for growth in the food ingredients industry is food and beverage enzymes. Danisco, as the leading global food ingredients supplier, has prepared its organisation to capitalise on this growth opportunity. The European innovation activities within brewing and beverage enzymes, until now based in Stockport UK, will be consolidated in the innovation centre at Brabrand. The state-of-the-art facility will be operational by May 2009 and is part of an overall double-digit million kroner investment plan in the Brabrand site.

'The consolidation will optimise collaboration with other functions at Danisco's largest innovation site, increase speed of product and application development and result in better customer support,' says Hans Elbek Pedersen, Vice President, SAFI Innovation, Danisco.

Leadership change

Effective 1 February 2009, Aart Mateboer, currently Director of Product Management, Food Enzymes, is appointed to the position of Business Unit Director, Food Enzymes. Aart Mateboer will maintain his current area of responsibility in his new role as Business Unit Director as well as take over the responsibilities of the current Business Director, who will move to a new position outside Food Enzymes. With this change Aart Mateboer will take leadership in growing the food and beverage enzyme business in Genencor and will continue to report to James Laughton, Executive Vice President, Food Enzymes and Animal Nutrition, Genencor. Aart Mateboer joined Danisco in June 2008 after having held global marketing positions with multinational companies like Cargill and Akzo Nobel.

The new lab will be headed by newly appointed Group Manager and Senior Application Specialist Lars Boe Larsen from Royal Unibrew. Lars Boe Larsen has a background as a chemical engineer and 12 years of experience within the European brewing industry.

'The new ambitious state-of-the-art brewing and beverage enzyme application facility is located at Danisco's largest innovation centre. With this addition to our business, and the leadership change, we are geared to take a large share of the world market for food enzyme applications – a world market estimated at approx. USD 800 million,' says James Laughton, Executive Vice President, Food Enzymes and Animal Nutrition, Genencor.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

DANISCO Press Release

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Danisco geared to serve ASPAC customers
In Shanghai, Danisco has created a fully equipped brewing lab at the existing innovation centre to be able to serve a major part of ASPAC regionally. In connection with the strengthening of the ASPAC region, Danisco welcomes Leman Zhang as Brewing Application Specialist. He has a background as Fermentation Engineer and Brewmaster with previous experience from Beck's FuJian Brewery and several ingredients companies in China.

Going forward, Danisco is confident that the consolidated brewing and beverage enzyme innovation organisation will provide a strong technology platform for Danisco's future growth.

For more information, please contact:
Aart Mateboer, Business Unit Director, Food Enzymes, Danisco, tel.: +31 61234 3017

Natalie E. Weber, Media Relations Manager, Danisco, tel.: +45 32 66 29 27, mobile: +45 28 76 51 04, e-mail: natalie.weber@danisco.com

About Danisco
With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 9,500 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. In addition, we have one of the most efficient sugar production platforms in Europe. Find out more at www.danisco.com.

Published by Danisco A/S, Communications, Langebrogade 1, PO Box 17, DK-1001 Copenhagen K
Tel.: +45 32 66 20 00 • Fax: +45 32 66 21 75 • info@danisco.com • www.danisco.com

1.

DANISCO

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Text size: A A

2009 FEB -9 A 7:25

16 December 2008 - 11:50

Announcement of results for Q2

Announcement of results for Q2 2008/09 (1 August - 31 October)

Notice no. 16/2008

Continued strong top-line momentum
In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09
We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For the full results, download the PDF reports:

Q2 report in English

Q2 report in Danish

Printed Wednesday, 28 January 2009 from
http://www.danisco.com/cms/connect/corporate/investor+relations/investor+news/en/stock+exchange+news/2008/investor_268_en.htm

DANISCO

First you add knowledge...



16 December 2008

Announcement of Results for Q2 2008/09

(1 August 2008 - 31 October 2008)

Contents

About Danisco

With a rich and innovative portfolio, Danisco is a world leader in food ingredients, enzymes and bio-based solutions. Using nature's own materials, science and the knowledge of our 7,250 people, we design and deliver bio-based ingredients that meet market demand for healthier and safer products. Danisco's ingredients are used globally in a wide range of industries – from bakery, dairy and beverages to animal feed, laundry detergents and bioethanol – offering functional, economic and environmental benefits. Headquartered in Denmark and operating from more than 120 locations, Danisco's key focus is to become our customers' First choice and a truly market-driven global business. Find out more at www.danisco.com.

Executive Board
Notice no.: 16/2008

DANISCO

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Danisco A/S
Langebrogade 1
P.O.Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Announcement of Results for Q2 2008/09
1 August 2008 – 31 October 2008

16 December 2008

Continued strong top-line momentum

In Q2 2008/09, Danisco recorded revenue of DKK 3.3 billion and EBIT before share-based payments of DKK 317 million. Organic growth accelerated, reaching 11% for the quarter and exceeding our long-term growth targets for the Group. Food Ingredients grew organically by 9% and Genencor by 16%. Our collaborations with DuPont and Goodyear are progressing well. Financial items were exceptionally strong this quarter. We maintain our outlook for organic revenue growth but lower our bottom-line outlook due to margin pressure in Sweeteners and Genencor.

CEO Tom Knutzen comments: 'In spite of the tumultuous economic environment, we have so far been able to manoeuvre through the high waters without any dramatic impact on our activity level although we are witnessing shifting customer behavioural patterns. Our long-term vision remains intact. We continue to focus on implementing our strategy, addressing current business challenges and steering our business through the current market volatility. Our highest priority is given to the challenges that we face in Sweeteners and to regaining margin momentum in Genencor.'

Highlights

- 11% organic growth exceeding Danisco's long-term targets for both Food Ingredients and Genencor.
- All main areas except for Sweeteners contributing to solid revenue growth.
- Group EBIT outlook challenged by pressure on xylitol and timing of Genencor's margin recovery.
- Our DuPont and Goodyear collaborations are progressing well and in line with our expectations.
- Exceptionally strong quarter for financial items thanks to gains on Direvo divestment and interest rate swaps. Danisco's funding structure remains stable.
- We are lowering our bottom-line outlook for the year due to margin pressure.
- Further accelerating our focus on optimising Danisco's manufacturing footprint across the organisation.
- Discontinued operations – i.e. Sugar – continuing to perform as planned. We still expect the Sugar divestment to close early 2009.
- We postpone our share buyback programme due to unstable financial markets.

Outlook for 2008/09

We lift our revenue estimate to DKK 13.3 billion (DKK 13.0 billion) and maintain our estimate for organic growth of at least 6%. We now expect EBIT of around DKK 1.3 billion (DKK 1.4 billion). We lower our estimate for profit after tax before share-based payments to around DKK 950 million (DKK 1 billion).

For further details, please refer to page 14 of this report.

Key figures and financial ratios

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Income statement				
Revenue	3,348	3,002	6,583	6,129
EBITDA before special items	496	550	1,067	1,167
Operating profit before special items (EBIT)	324	376	727	824
Special items	(23)	(6)	(29)	(6)
Operating profit	301	370	698	818
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	441	305	784	685
Profit from continuing operations	299	207	529	466
Profit from discontinued operations	40	121	81	655
Profit for the period	339	328	610	1,121
Profit attributable to equity holders of the parent	339	317	604	1,102
Revenue				
Food Ingredients	2,303	2,091	4,577	4,326
Genencor	1,056	920	2,022	1,821
Eliminations	(11)	(9)	(16)	(18)
Total	**3,348**	**3,002**	**6,583**	**6,129**
Operating profit before special items (EBIT)				
Food Ingredients	254	264	590	575
Genencor	96	150	208	305
Corporate costs and central R&D	(33)	(41)	(69)	(80)
Subtotal	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Total	**324**	**376**	**727**	**824**
Cash flow, continuing operations				
Cash flow from operating activities	418	296	500	694
Cash flow from investing activities	(676)	(197)	(794)	(297)
Free cash flow	**(258)**	**99**	**(294)**	**397**
Balance sheet				
Total assets	29,523	28,561	29,523	28,561
Equity attributable to equity holders of the parent	13,262	12,695	13,262	12,695
Equity	13,532	12,952	13,532	12,952
Net interest-bearing debt	9,468	8,407	9,468	8,407
Net operating assets, continuing operations	10,355	9,233	10,355	9,233
Invested capital, continuing operations	18,571	16,891	18,571	16,891
Return on capital (%)				
Return on invested capital (ROIC), continuing operations	7.9	8.5	7.9	8.5
Return on equity (ROE)	5.9	12.0	5.9	12.0
NIBD/EBITDA ratio	3.1	3.2	3.1	3.2
Number of shares*				
Diluted average number of shares	47,518	48,147	47,523	48,567
Diluted number of shares at period-end	47,502	47,846	47,502	47,846
Earnings per share (DKK)*				
Diluted earnings per share	7.11	6.61	12.71	22.80
Diluted earnings per share before special items and discontinued operations	6.61	4.16	11.43	9.27
Diluted cash flow per share	8.80	6.15	10.52	14.29
Diluted book value per share	279	265	279	265
Share price				
Market price per share (DKK)	250	396	250	396
Market capitalisation (DKK million)	11,860	18,968	11,860	18,968

*) The effect of Danisco's share option programmes has been included in the diluted values.

Group overview

Strategy and organisation
The world is going through a tumultuous period. The near-term economic future is marred by uncertainty. At Danisco, we are also experiencing changes to our business environment and in our customers' behavioural patterns. However, we have so far been able to manoeuvre through these high waters without dramatic effects on our activity level.

Therefore, it is important for us to stress our firm belief that our vision and strategy will surmount these challenges, and that our long-term vision remains intact. We maintain our priorities: focusing on our strategy, addressing current business challenges and steering our business through the current volatility.

In this context, we are accelerating the process of optimising our manufacturing footprint across the organisation, including the following recent initiatives:

- On the Iberian Peninsula we are merging our Faro and Valencia facilities. We are in the process of closing down the Faro site which has been producing locust bean gum for the Gums & Systems business division.

- We plan to discontinue enzyme production at Genencor's production site in Rochester (USA) and convert the site into a manufacturing site for Cultures, thus capitalising on the synergies between the two business areas and their joint fermentation technology. This eases the pressure on escalating capital expenditure in Cultures in view of continued strong demand in that division whilst addressing Genencor's production footprint.

- We expect to move our enzyme fermentation activities at Grindsted to Bruges (Belgium) in order to optimise production flows and costs. This has been made possible on the back of extensive product development efforts allowing us to shift from surface to submerged fermentation.

- Furthermore, we are currently reviewing our production set-up for xylitol in light of the dramatically changed operating environment for that product, and we will inform the market when we have reached a decision. This may lead to costs being booked under special items at some point during 2009, although the lion's share will likely be of a non-cash nature.

We expect total net special item costs of around DKK 150 million (up from around DKK 50 million) as a result of the above-mentioned Gums & Systems and Genencor initiatives. Regarding Sweeteners, please refer to page 10.

Group financials

Revenue exceeding our expectations

In Q2 2008/09, Danisco reported revenue of DKK 3.3 billion, reflecting 11% organic top-line growth Y/Y (12% growth in DKK terms, and 13% including acquisitions). This was ahead of our expectations for the quarter and above our long-term growth targets. The solid revenue momentum seen in the previous quarter thus accelerated further, driven by all divisions aside from Sweeteners.

Profit from continuing operations

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	3,348	3,002	6,583	6,129
EBIT before BCP*, share-based payments and special items	**325**	**373**	**744**	**800**
EBIT BCP	(8)	-	(15)	-
Total	**317**	**373**	**729**	**800**
Share-based payments	7	3	(2)	24
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Tax	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**

* Bio Chemicals Projects (BCP)

Sweeteners hurting group margins

EBIT before share-based payments came in at DKK 317 million for the period. Excluding the impact of Bio Chemicals Projects of DKK 8 million, this corresponded to a margin of 9.7% in Q2 (last year 12.4%) and was below our expectations for the Sweeteners business, whilst Genencor came in close to plan, and all other divisions delivered ahead of our expectations. Our R&D expenses increased as a proportion of revenue. Total R&D spend came in at DKK 186 million for the quarter, a DKK 22 million increase Y/Y that was primarily related to Genencor.

Total costs of DKK 17 million relating to BCP

Bio Chemicals Projects – covering our two projects with DuPont and Goodyear – recorded total costs of DKK 17 million for the period, of which DKK 9 million (DKK 6 million after tax) related to our joint venture with DuPont.

Currency translation had a negative EBIT impact on our Y/Y results of an estimated DKK 15 million.

Special items came in at a net cost of DKK 23 million, around half of which related to the Abitec acquisition.

Strong quarter for financial items

Net financial costs for continuing operations turned into a net income of DKK 146 million against net costs of DKK 65 million in Q2 2007/08. The dramatic change reflected broadly stable net interest payments, an interest rate swap gain of just over DKK 100 million and a net gain of around DKK 100 million on the previously announced divestment of Direvo, one of our venture companies. Our remaining venture companies carried a total book value of DKK 18 million at the end of Q2 2008/09.

Slight increase in profits Y/Y

Taxes for the continuing business came in at DKK 142 million for the period. Discontinued operations – i.e. Sugar – contributed DKK 40 million for the period on an after-tax basis, much in line with our expectations. The Group's profit for the period thus closed at DKK 339 million against DKK 328 million during the same period of last year.

Debt and capital structure

Danisco closed the quarter with net debt of DKK 9.5 billion. Danisco has a stable funding structure, and we are currently conducting negotiations over the future funding structure of Danisco once Sugar has been sold.

In light of recent months' turmoil in the financial markets, we have decided to postpone the initiation of the previously announced share buy-back. We still

envisage initiating a share buyback programme once the Nordzucker transaction has closed and the markets have normalised.

Cash flows

Net capital expenditure came in at around DKK 200 million for the period, in line with our expectations. Debtors increased Y/Y as a result of higher group sales, and inventory levels for xylitol increased. Net cash outflow related to acquisitions totalled DKK 438 million over the quarter.

Change in equity

Year-To-Date, consolidated equity grew from DKK 12.5 billion to DKK 13.5 billion primarily affected by the result for the period of DKK 610 million, as well as market valuation of instruments hedging future transactions, a negative net DKK 156 million, and foreign exchange rate adjustments of subsidiaries and associates of DKK 890 million. We paid out dividends to shareholders of DKK 356 million and to minorities of DKK 27 million.

Food Ingredients

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Enablers	1,429	1,229	2,819	2,530
Bio Actives	874	862	1,758	1,796
Eliminations	-	-	-	-
Total	**2,303**	**2,091**	**4,577**	**4,326**
Growth (%)	10	(1)	6	-
Organic growth (%)	9	1	8	2
EBITDA	**370**	**380**	**816**	**804**
EBITDA margin (%)	16.1	18.2	17.8	18.6
EBIT				
Enablers	163	130	355	283
Bio Actives	91	134	235	292
Total	**254**	**264**	**590**	**575**
EBIT margin (%)	11.0	12.6	12.9	13.3
RONOA (%)	**18.0**	**18.9**	**18.0**	**18.9**
Net working capital	2,930	2,483	2,930	2,483
Net non-current assets	3,734	3,593	3,734	3,593
Net operating assets	6,664	6,076	6,664	6,076
Goodwill	4,204	3,983	4,204	3,983
Invested capital	10,868	10,059	10,868	10,059

Food Ingredients recorded 9% organic growth

In Q2 2008/09, Danisco's Food Ingredients segment posted 9% organic growth Y/Y. Top-line performance came in ahead of our expectations in all major business areas aside from Sweeteners. With EBIT of DKK 254 million, Food Ingredients recorded a margin decrease of 1.6 percentage points Y/Y to 11.0% entirely due to Sweeteners' lower profitability. We estimate that the negative revenue impact caused by the Chinese melamine crisis amounted to around DKK 25 million, primarily relating to Enablers but also impacting Cultures. We would expect a period of up to one year before the Chinese ingredients market is stabilised.

Product clusters

Enablers

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,429**	**1,229**	**2,819**	**2,530**
Growth (%)	16	(2)	11	(1)
Organic growth (%)	15	1	14	1
EBIT	**163**	**130**	**355**	**283**
EBIT margin (%)	11.4	10.6	12.6	11.2

Enablers achieved 15% organic growth Y/Y. The cluster posted EBIT of DKK 163 million in a mixed input cost environment, resulting in a margin of 11.4% vs. 10.6% in Q2 2007/08.

Substantial top-line growth in Emulsifiers

Emulsifiers showed an overall strong performance over the quarter with double-digit organic growth rates driven especially by higher average prices. We are satisfied with the recent performance and our ability to maintain our customer relationships in these volatile times. Looking ahead, we anticipate a gradually more challenging environment in view of the tougher economic climate as well as the continued steep decline in raw material costs.

Abitec included from 1 September 2008

As previously announced, our Abitec acquisition has now been formally approved and was consolidated into Danisco's accounts with effect from 1 September 2008. Abitec added 1% growth Y/Y to Danisco's group revenue. We have announced plans to close Abitec's existing site in Northampton, and production will be shifted to existing emulsifier sites, primarily Grindsted and Penang. We expect to generate sizeable synergies from the Abitec acquisition in two years' time.

Gums & Systems – raw material costs still on the increase

Gums & Systems developed well over the quarter, growing organically at high single digit rates, driven by a combination of volume and price. Pectin continued to perform particularly well across all major regions. In view of continued higher raw material costs within several Gums & Systems areas, we need to defend our profits and thus we are forced to push for further price increases for this cluster over the coming quarters.

Grindsted site in environmental investment

As part of our sustainability strategy, Danisco has increased its focus on optimising energy usage across the organisation, aiming at reducing our CO_2 emission footprint as well as strengthening our competitive position. As a step, we have announced an environmental investment at Grindsted (Denmark), one of our anchor sites. From mid-2010, we expect to reduce energy consumption at Grindsted by 8-9% annually while reducing CO_2 emissions by around 6,000 tonnes. In financial terms, we anticipate a highly satisfactory payback.

Bio Actives

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**874**	**862**	**1,758**	**1,796**
Growth (%)	1	(1)	(2)	1
Organic growth (%)	2	2	-	4
EBIT	**91**	**134**	**235**	**292**
EBIT margin (%)	10.4	15.5	13.4	16.3

Our Bio Actives cluster posted 2% organic revenue growth Y/Y. The cluster's EBIT margin came in at 10.4% against 15.5% in Q2 2007/08. The cluster's overall performance is the result of dramatically different trends within its two business units Cultures and Sweeteners. Below, we will discuss the performance of the two divisions in more detail than usual due to the exceptional divergence.

Continued strong top-line and margin momentum in Cultures

Cultures continued to deliver a solid overall performance ahead of our expectations. Year-To-Date, Cultures has recorded organic growth of 10%, driven by a combination of higher volumes, price increases and a favourable product mix. Margins expanded, driven by a combination of innovative product launches, a continued favourable pricing environment and overall solid demand across all major product areas except for China where the dairy market was hurt by the melamine crisis towards the end of the quarter. Margins in Cultures are comfortably above our long-term target for the cluster of 15%. Once again, Dietary Supplements performed especially well, thus underpinning our defined Health & Nutrition strategy, but growth was broad-based.

Unistraw collaboration targeting new market

One of the innovation initiatives announced by Cultures during the quarter was a collaboration with Unistraw on launching HOWARU™ in straws. We expect this launch to open the chilled beverage market to probiotics.

Agtech acquisition an important strategic milestone

In October, Cultures announced the acquisition of Agtech Products, Inc., a US-based agricultural biotech company. This acquisition expands our leading cultures position into animal nutrition, thus marking an important step in our farm-to-fork strategy – Healthy Nutrition. Furthermore, through this acquisition, Danisco expects to benefit from the strategic synergies between Food Ingredients and Genencor as Genencor already has a leading position within enzymes for the animal feed

market. Cultures is thus able to exploit Danisco's existing customer reach and complement our product range.

Xylitol still a significant challenge for Sweeteners

Revenue in Sweeteners declined by 9% in organic terms Year-To-Date due to continued challenges for xylitol. Xylitol revenue decreased by close to 20% over the period driven by a combination of price and volume, and this had a significant, negative impact on earnings. Year-To-Date, our Sweeteners division has recorded an EBIT decline of more than DKK 100 million, resulting in margins substantially below the 15% long-term target for the cluster.

Meanwhile, we expect the underlying xylitol market to continue to grow, offering continued opportunities for our business thanks to our proprietary technology and scale. In November 2008, the European Food Safety Association approved a strong new caries reduction claim for xylitol chewing gum – again highlighting the superiority of the product.

We are reviewing our production footprint

In view of Sweeteners' dramatic loss of market share in xylitol, we are currently reviewing our production set-up for the division in order to further improve our cost competitiveness. We will inform the market when we have analysed all opportunities to restore margins.

Litesse® performing well

Elsewhere in the division, we recorded continued good momentum for Litesse®, which won FDA approval in 2007, reconfirming our decision to increase our focus on Health & Nutrition.

Strengthening our Health & Nutrition platform

During the past few months, we have announced two new initiatives within Health & Nutrition in addition to the above-mentioned Agtech deal. GraceLinc and Evesse™ demonstrate some of the tangible results of our efforts to further strengthen our Health & Nutrition platform.

For a geographic breakdown of our group revenue, please refer to page 25.

Genencor

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Genencor division	1,056	920	2,022	1,821
Bio Chemicals Projects	-	-	-	-
Total	**1,056**	**920**	**2,022**	**1,821**
Growth (%)	15	-	11	1
Organic growth (%)	16	4	14	4
EBITDA	**152**	**207**	**318**	**415**
EBITDA margin (%)	14.4	22.5	15.7	22.8
EBIT				
Genencor division	104	150	223	305
Bio Chemicals Projects	(8)	-	(15)	-
Total	**96**	**150**	**208**	**305**
EBIT margin (%)	9.1	16.3	10.3	16.7
Joint ventures before tax	(9)	-	(23)	-
RONOA (%)	**13.3**	**18.3**	**13.3**	**18.3**
Net working capital	1,310	1,012	1,310	1,012
Net non-current assets	2,351	2,006	2,351	2,006
Net operating assets	3,661	3,018	3,661	3,018
Goodwill	4,012	3,675	4,012	3,675
Invested capital	7,673	6,693	7,673	6,693

Genencor enjoyed a continued, solid top-line momentum in Q2 2008/09. Revenue came in at DKK 1.1 billion, reflecting organic growth of 16% – well ahead of our long-term growth target for the segment.

Strong top-line growth in feed and bioethanol enzymes

Among the strongest top-line performers were, once again, Animal Nutrition and Bioethanol. Both business areas showed significant double-digit organic growth rates Y/Y. Genencor's feed segment continued to capture market share in a fast-growing market looking for value-creating feed enzymes. Regarding enzymes for bioethanol production, Genencor continued to strengthen its market position in the fast-growing North American market during Q2 2008/09. Demand for our first-generation bioethanol enzymes outside of North America is growing well albeit from a low base.

Research collaboration with Huntsman

During Q2 2008/09, Food showed a healthy growth, whilst Grain Processing and a wide range of other enzyme application areas recorded organic growth at generally satisfactory rates in line with the underlying market. For Textiles, the overall market is still going through a period of market contraction due to current fashion trends and has been exacerbated by the current economic anxiety. However, Genencor is working on exciting new initiatives within this area. On 23 September 2008, Genencor and Huntsman, the world's largest textile chemical company, announced a research collaboration focusing on jointly developing sustainable textile processing solutions. The first product launch is expected within the next few months.

Negative mix in F&HC impacting margins

In Fabric & Household Care, we continued to feel the effect of key accounts continuing to reformulate as a means to help control their increasing input costs. This has had a negative impact on our product mix and on our total revenues. Margin recovery through a stronger product offering has very high priority.

EBIT margin under pressure – but stabilising

At DKK 476 million, Genencor only recorded a moderate Y/Y increase in gross profit in spite of higher sales volumes. There were several reasons for this. We suffered from input cost pressure and failed to offset these substantial increases through pricing due to the competitive environment. Furthermore, we experienced the above-mentioned negative shift in product mix especially for Fabric & Household Care where key customers are trading down. We also achieved lower average margins due to the continued strong growth in feed enzymes where margins are generally below the Genencor average due to our phytase arrangement.

EBIT for the Genencor division (i.e. excluding Bio Chemicals Projects – see below) came in at DKK 104 million for the period, reflecting an EBIT margin of 9.8% vs. 16.3% in Q2 last year. In addition to the lower gross margin impacting negatively on Genencor's EBIT margin, the segment also recorded substantially higher R&D spend for the period. Margins came in below our expectations early in the quarter but stabilised as the quarter progressed.

As part of our efforts to optimise Danisco's overall manufacturing footprint, we have announced a couple of initiatives relating to Genencor – please refer to page 5 for details.

In line with our policy of maintaining a high level of investor relations activity, we hosted a Capital Markets Day in October 2008 focusing on Genencor's strategy and platform. The full set of presentations is available on www.danisco.com/cmd.

Please refer to our group geographic revenue breakdown shown on page 25.

Bio Chemicals Projects

DuPont Danisco Cellulosic Ethanol LLC

DDCE progressed well over the quarter, focusing on making research advances and commencing construction of the cellulosic ethanol pilot plant in Tennessee. We do not assume any changes to the long-term potential of cellulosic ethanol despite the recent sharp decrease in the oil price to levels below the US government's assumption of USD 65 per barrel.

BioIsoprene™

We are making solid technological advances in our research collaboration with Goodyear on the development of BioIsoprene™.

As discussed in our Group overview, total spend relating to Bio Chemicals Projects amounted to DKK 17 million, of which DKK 9 million related to DDCE and DKK 8 million related to our Goodyear collaboration.

Discontinued operations

Discontinued operations reflects Sugar.

Performance in line with our expectations

Sugar performed in line with our expectations over the quarter. Sugar posted revenue of DKK 1.8 billion, a 4% increase Y/Y, whilst EBIT came in at DKK 100 million against DKK 175 million in Q2 last year, due to the impacts of the ongoing EU sugar reform. This year's sugar campaign is so far progressing well.

Awaiting go-ahead for deal with Nordzucker

In September 2008, we completed all filings with the relevant competition authorities in a number of markets with the intention to close the sale of Danisco Sugar to Nordzucker. The timing of gaining approval for the transaction depends on the legal procedures in these markets. Our assessment is still that we should be able to close the deal by the beginning of 2009.

Outlook for 2008/09

Assumptions underlying the outlook for 2008/09

Our group outlook for operations for the financial year 2008/09 is based on the current energy and raw material prices. Our currency and interest rate assumptions are specified below.

In 2008/09, Danisco's result will depend on the timing of closing the sale of Danisco Sugar to Nordzucker. Following the approval of Danisco's shareholders to go ahead with the divestment of Sugar pending approval by the relevant authorities, we now account for our Sugar activities as part of our discontinued operations. For simplicity, our group outlook for 2008/09 still assumes that Danisco Sugar remains part of the Group for the full financial year. Our underlying earnings expectations for Sugar in 2008/09 have not changed materially since the outlook that we gave on 23 June 2008. Closing the deal prior to year-end 2008/09 will of course reduce the income from Sugar to the Group.

The nature of Danisco's business cyclicality is relatively stable. However, even for our business, we are seeing signs of the world's economic crisis as customers focus on minimising inventories and costs. We will continue to closely monitor these developments, and we are adjusting our operations, projects and priorities in order to protect short-term profitability.

Outlook highlights

(DKKm)	Divisions	BCP	Group	Group Previous
Revenue	13,300		13,300	13,000
EBIT*	1,350	(50)	1,300	1,400
DDCE JV**		(50)	(50)	(50)
Profit from discontinued operations (pre tax)			250	250
Special items			(150)	(50)
Profit for the period			**950**	**1,000**

* Before share-based payments and special items
** DuPont Danisco Cellulosic Ethanol Company LLC

We maintain our outlook for organic growth of at least 6% for the Group. We expect our Abitec and Agtech acquisitions to contribute approximately DKK 200 million in revenue with a neutral EBIT effect in FY 2008/09. At currency rates as per 31 October 2008, this corresponds to revenue of around DKK 13.3 billion (DKK 13.0 billion).

The modest underlying growth outlook for H2 2008/09 should be seen in the context of very high raw material volatility that is changing the procurement pattern among our customers and the pricing environment in general. Furthermore, we are currently witnessing systematic destocking activity throughout the value chain due to the global financial crisis and the dramatically higher cost of liquidity.

We expect EBIT (before share-based payments but including corporate costs and central R&D) of around DKK 1.3 billion (previously around DKK 1.4 billion), corresponding to a margin slightly below 10% (previously slightly below 11%).

For Food Ingredients, we still expect an EBIT margin contraction. That will be driven by an improved result in Cultures and Emulsifiers, a broadly unchanged result for Gums & Systems and a substantially lower result for Sweeteners. In Genencor, we still expect to see a full-year decrease in the EBIT margin compared to last year, excluding the higher R&D spend of around DKK 50 million relating to Bio Chemicals (see below).

Bio Chemicals Projects
In 2008/09, we still expect expenses relating to Bio Chemicals Projects to total approximately DKK 100 million (unchanged), half of which will be recognised using the equity method below the EBIT line (DuPont Danisco Cellulosic Ethanol Company LLC), whilst the remaining approximately DKK 50 million (Goodyear) will be booked above the EBIT line as part of Genencor.

Group results
For the Group as a whole, we therefore expect revenue of around DKK 13.3 billion (previously DKK 13.0 billion) and EBIT before share-based payments and special items of around DKK 1.3 billion (previously DKK 1.4 billion).

Special items are now expected at a level of DKK 150 million (previously DKK 50 million) in net costs primarily relating to the decisions that we implemented as a result of the increased focus on our manufacturing footprint.

We now expect a tax rate of below 30% before share-based payments (previously around 32%).

Meanwhile, we expect to record profit from discontinued operations – i.e. Sugar – of around DKK 250 million pretax based on stable underlying assumptions for the Sugar activities.

We therefore expect to report profit for the Group before share-based payments of around DKK 950 million (previously around DKK 1.0 billion).

We maintain our expectations of CAPEX at around DKK 1.0 billion for Danisco excluding Sugar.

Our estimates do not take into account any financial consequences of the ongoing review of Sweeteners' xylitol production set-up.

Currency and interest assumptions

USD assumptions

The outlook for 2008/09 is based on a USD rate of DKK 5.84 on 31 October 2008, with an average exchange rate in 2007/08 of DKK 5.20. On 15 December 2008, the USD rate was DKK 5.52.

Exchange rate sensitivity

The calculation of sensitivity to changes in the USD rate includes currencies that correlate with the USD. A change in the USD rate of DKK 1.00 and the same relative change in USD-related currencies will cause a change in full-year revenue of around DKK 700 million and in EBIT of around DKK 75 million.

Interest rate sensitivity

At the end of July 2008, the Group's average interest rate duration was 2.8 years and 37% of the Group's loans were based on fixed interest rates. A change in interest rates of 1% on an annual basis would – viewed in isolation – impact the Group's interest expenses by around DKK 50 million.

Risk factors

The forward-looking statements contained in this announcement, including expected revenue and earnings performance, inherently involve risks and uncertainties that could be materially affected by factors such as global economic matters, including interest rate and currency movements, fluctuations in raw material prices, production-related problems, breach or unexpected termination of contracts, price reductions resulting from market-driven price reductions, market acceptance of new products and launches of rivalling products. Danisco is only obliged to update and adjust the stated expectations in so far as this is required by law, including the Danish Securities Trading Act.

Other information

Organisation
Iain Witherington will join Danisco as Senior Vice President, Corporate HR and member of the Executive Committee as of 23 February 2009.

Accounting policies etc.
The accounting policies for the Group are unchanged from 2007/08. In the case of discrepancies between the Danish and English versions of the Announcement of Results, the Danish version prevails.

Share capital
The company's Articles of Association have been amended in accordance with the decision to reduce the share capital in compliance with the authorisation granted to the Board of Directors at the Annual General Meeting on 20 August 2008. At the board meeting held on 16 December 2008 it was decided to reduce the company's share capital by DKK 24,964,000 through the cancellation of 1,248,200 treasury shares, after which the company's share capital will be DKK 953,865,900.

Share-based payments
For several years Danisco has granted share options to the Executive Board and senior managers to motivate and retain them and encourage common goals with the shareholders. As resolved at the Annual General Meeting on 20 August 2008, up to 600,000 share options would be issued to the Executive Board and senior managers. The programme has now been executed and a total of 485,650 options were issued to 148 persons at a strike price of DKK 369. The total number of outstanding options amount to 2,481,767, equivalent to 5.2% of the company's share capital. The cost of these programmes is in line with IFRS expensed in the income statement on an ongoing basis.

The long-term incentive programme (LTI) in Genencor has been amended to also include a share of the value creation in Bio Chemicals Projects. Genencor's LTI has been established in order to have competitive remuneration packages at levels comparable to the biotech industry and will result in a share of Genencor's value creation, measured in a standardised way, being granted to certain Genencor employees. The programme has similarity to an option programme and will be expensed as part of share-based payments in the income statement.

Information meeting
This Announcement of Results is also available at www.danisco.com. The meeting for institutional investors, equity analysts and the press to be held today at 3:00 pm can be followed on the above website.

Financial calendar

Date		Reporting period
19 February	2009	IR quiet period starts for Q3
18 March	2009	Q3 results
25 May	2009	IR quiet period starts for Q4
24 June	2009	Q4 results
20 August	2009	Annual General Meeting
20 August	2009	IR quiet period starts for Q1
17 September	2009	Q1 results
18 November	2009	IR quiet period starts for Q2
16 December	2009	Q2 results
18 February	2010	IR quiet period starts for Q3
18 March	2010	Q3 results

For further information:
Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: + 45 3266 2913, info@danisco.com

Management's statement

We have today approved the interim report for the period 1 August – 31 October 2008 of Danisco A/S.

The interim report, which is unaudited, has been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the EU and Danish disclosure requirements governing the interim financial reporting of listed companies.

In our opinion the accounting policies are appropriate and the interim report gives a true and fair view of the Group's assets, liabilities, financial position, results and cash flows.

We believe that the Management's review gives a fair presentation of developments in the Group's activities and finances, results for the period and of the Group's financial position in general as well as a fair description of the most significant risks and uncertainties to which the Group is exposed.

16 December 2008

Board of Directors

Anders Knutsen, Chairman

Jørgen Tandrup, Deputy Chairman

Håkan Björklund

Kirsten Drejer

Lis Glibstrup

Peter Højland

Flemming Kristensen

Bent Willy Larsen

Matti Vuoria

Executive Board

Tom Knutzen, CEO

Søren Bjerre-Nielsen

Mogens Granborg

Income statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**3,348**	**3,002**	**6,583**	**6,129**
Cost of sales	(2,037)	(1,761)	(3,945)	(3,572)
Gross profit	**1,311**	**1,241**	**2,638**	**2,557**
Research and development expenses	(186)	(166)	(363)	(327)
Distribution and sales expenses	(591)	(519)	(1,141)	(1,055)
Administrative expenses	(219)	(220)	(421)	(430)
Other operating income	38	35	98	59
Other operating expenses	(36)	2	(82)	(4)
Share-based payments	7	3	(2)	24
Operating profit before special items	**324**	**376**	**727**	**824**
Special items	(23)	(6)	(29)	(6)
Operating profit	**301**	**370**	**698**	**818**
Income from joint ventures	(6)	-	(15)	-
Net financial expenses	146	(65)	101	(133)
Profit before tax	**441**	**305**	**784**	**685**
Income tax expense	(142)	(98)	(255)	(219)
Profit from continuing operations	**299**	**207**	**529**	**466**
Profit from discontinued operations	40	121	81	655
Profit	**339**	**328**	**610**	**1,121**
Distribution of profit for the period				
Equity holders of the parent	339	317	604	1,102
Minority interests	-	11	6	19
Total	**339**	**328**	**610**	**1,121**
Earnings per share in DKK				
EPS	7.12	6.60	12.72	22.76
DEPS	7.11	6.61	12.71	22.80
EPS from continuing operations	6.26	4.08	11.00	9.21
DEPS from continuing operations	6.26	4.07	10.99	9.18

Cash flow statement 1 May 2008 - 31 October 2008

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Cash flow from operating activities				
Operating profit before special items from continuing operations	324	376	727	824
Depreciation and writedowns	173	175	340	350
Adjustments	12	(33)	2	(25)
Share-based payments paid	-	(11)	-	(24)
Special items received and paid	(23)	(6)	(29)	(6)
Change in working capital	(111)	(23)	(403)	(86)
Change in other investments and securities	137	-	123	-
Interest received	341	132	439	243
Interest paid	(309)	(192)	(453)	(357)
Corporation tax paid	(126)	(122)	(246)	(225)
Cash flow from operating activities	**418**	**296**	**500**	**694**
Cash flow from investing activities				
Acquisitions of enterprises and activities	(438)	(20)	(438)	(20)
Purchase of property, plant and equipment	(212)	(170)	(364)	(298)
Sale of property, plant and equipment	32	15	43	26
Purchase of intangible assets	(23)	(20)	(37)	(33)
Sale of intangible assets	5	2	6	2
Sale of financial assets	(40)	(4)	(4)	26
Cash flow from investing activities	**(676)**	**(197)**	**(794)**	**(297)**
Free cash flow	**(258)**	**99**	**(294)**	**397**
Cash flow from financing activities				
Change in financial liabilities	363	330	(259)	(3,863)
Acquisition of treasury shares	-	(272)	-	(441)
Sale of treasury shares	-	25	-	30
Dividends paid	(356)	(361)	(356)	(361)
Amounts paid to minority interests	(27)	(60)	(27)	(61)
Cash flow from financing activities	**(20)**	**(338)**	**(642)**	**(4,696)**
Cash flow from discontinued operations	**332**	**186**	**1,042**	**4,389**
Decrease/increase in cash and cash equivalents	**54**	**(53)**	**106**	**90**
Cash and cash equivalents at start of period	401	532	341	372
Exchange adjustment of cash and cash equivalents	19	(7)	28	(2)
Change in cash, discontinued operations	(13)	(19)	(14)	(7)
Cash and cash equivalents at end of period	**461**	**453**	**461**	**453**
of which				
Cash and cash equivalents, continuing operations	445	407	445	407
Cash and cash equivalents classified as held for sale	16	46	16	46

Statement of recognised income and expense

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Consolidated profit including discontinued operations	**610**	**1,121**	**1,299**
Foreign exchange rate adjustment of subsidiaries and associates	890	(270)	(687)
Hedging of future transactions for the period	(156)	(25)	(101)
Tax on items recognised directly in equity	19	12	43
Other movements in equity	(2)	(10)	(43)
Net income recognised directly in equity	**751**	**(293)**	**(788)**
Total recognised income and expense	**1,361**	**828**	**511**

Balance Sheet 31 October 2008

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	9,001	8,110
Other intangible assets	950	1,329	1,267
Property, plant and equipment	5,406	8,201	8,022
Financial assets	377	597	759
Total non-current assets	**14,949**	**19,128**	**18,158**
Inventories	2,906	4,892	5,485
Receivables	3,336	4,088	3,958
Assets held for sale	7,887	-	-
Cash and cash equivalents	445	453	342
Total current assets	**14,574**	**9,433**	**9,785**
Total assets	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	5,241	7,030
Current liabilities	6,314	10,368	8,371
Liabilities held for sale	2,863	-	-
Total liabilities	**15,991**	**15,609**	**15,401**
Total equity and liabilities	**29,523**	**28,561**	**27,943**
Changes in equity			
Equity at beginning of period	**12,542**	**12,949**	**12,949**
Total recognised income and expense	**1,361**	**828**	**511**
Dividends paid to shareholders	(356)	(361)	(361)
Dividends paid to minority interests	(27)	(61)	(61)
Capital increase	-	6	6
Sale of activity	-	(6)	(9)
Share-based payments	12	8	19
Purchase of treasury shares	-	(441)	(542)
Sale of treasury shares	-	30	30
Total change in equity	**990**	**3**	**(407)**
Equity at end of period	**13,532**	**12,952**	**12,542**
Other balance sheet data			
Net interest-bearing debt	9,468	8,407	9,545
Net operating assets	10,355	13,695	15,202
Invested capital	18,571	22,696	23,312

Net interest-bearing debt

(DKKm)	Q2 2008/09	Q2 2007/08	2008/09	2007/08
Specification of net interest-bearing debt				
Non-current mortgage and credit institutions debt	5,791	3,142	5,791	3,142
Current mortgage and credit institutions debt	4,140	5,732	4,140	5,732
Interest-bearing debt	**9,931**	**8,874**	**9,931**	**8,874**
Other interest-bearing receivables or debt	(2)	(14)	(2)	(14)
Cash and cash equivalents	(461)	(453)	(461)	(453)
Net interest-bearing debt	**9,468**	**8,407**	**9,468**	**8,407**
Change in net interest-bearing debt				
Net interest-bearing debt beginning of period	**8,830**	**8,077**	**9,545**	**12,222**
Exchange adjustment of opening value etc.	290	(107)	264	(130)
Cash flow from financial liabilities, continuing operations	363	330	(259)	(3,863)
Cash flow from financial liabilities, discontinued operations	46	4	34	22
of which not in interest-bearing debt	(2)	(23)	2	(132)
Net financial liabilities acquired and divested	-	-	-	296
Decrease/increase in cash and cash equivalents	(41)	72	(92)	(83)
Other movements	(18)	54	(26)	75
Net interest-bearing debt end of period	**9,468**	**8,407**	**9,468**	**8,407**
of which				
Net interest-bearing debt, continuing operations	9,281	8,274	9,281	8,274
Net interest-bearing debt classified as held for sale	187	133	187	133

Holding of treasury shares

	Nominal value (DKK '000)	Number	% of share capital
Holding at 1 May 2008	28,796	1,439,777	2.94
Purchase	-	-	-
Sale	-	-	-
Reduction of share capital	(24,964)	(1,248,200)	(2.55)
Holding at 31 October 2008	**3,832**	**191,577**	**0.40**

Top-line growth

(%)	Total	Currency	Acquisitions	Organic	Sales distribution
Sales growth					
Q2 2008/09 vs. Q2 2007/08					
Food Ingredients	10	(1)	2	9	69
Enablers	16	(2)	3	15	43
Bio Actives	1	(1)	0	2	26
Genencor	15	(1)	0	16	31
Total	**12**	**(1)**	2	**11**	**100**
2008/09 vs. 2007/08					
Food Ingredients	6	(3)	1	8	70
Enablers	11	(4)	1	14	43
Bio Actives	(2)	(2)	0	-	27
Genencor	11	(4)	1	14	30
Total	**7**	**(4)**	1	**10**	**100**
Sales growth by geography					
Q2 2008/09 vs. Q2 2007/08					
Europe	8	(1)	3	6	38
North America	23	(3)	0	26	30
Latin America	16	(1)	0	17	10
Asia-Pacific	(5)	1	0	(6)	16
Rest of the world	31	(4)	4	31	6
Total	**12**	**(1)**	**2**	**11**	**100**
2008/09 vs. 2007/08					
Europe	6	(1)	2	5	39
North America	13	(9)	0	22	28
Latin America	11	(3)	0	14	10
Asia-Pacific	(4)	(2)	0	(2)	17
Rest of the world	22	(5)	7	20	6
Total	**7**	**(4)**	**1**	**10**	**100**

Geographic segments

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue				
Europe	1,258	1,166	2,573	2,424
North America	1,001	815	1,853	1,642
Latin America	359	310	671	604
Asia-Pacific	533	561	1,103	1,145
Rest of the world	197	150	383	314
Total	**3,348**	**3,002**	**6,583**	**6,129**
Organic growth (%)				
Europe	6	0	5	0
North America	26	4	22	3
Latin America	17	7	14	6
Asia-Pacific	-6	1	-2	4
Rest of the world	31	2	20	17
Total	**11**	**2**	**10**	**3**

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
INCOME STATEMENT										
Revenue	3,127	3,002	2,986	3,104	12,219	3,235	3,348	-	-	6,583
EBITDA before special items	617	550	537	488	2,192	571	496	-	-	1,067
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Operating profit before special items	446	376	356	319	1,499	403	324	-	-	727
Special items	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)
Operating profit	446	370	355	231	1,404	397	301	-	-	698
Income from joint ventures	-	-	-	-	-	(9)	(6)	-	-	(15)
Net financial expenses	(68)	(65)	(53)	(15)	(201)	(45)	146	-	-	101
Profit before tax	380	305	302	216	1,203	343	441	-	-	784
Tax on profit	(121)	(98)	(93)	(121)	(433)	(113)	(142)	-	-	(255)
Profit for the period from continuing operations	259	207	209	95	770	230	299	-	-	529
Profit for the period from discontinued operations	534	121	55	(181)	529	41	40	-	-	81
Profit attributable to equity holders of the parent	785	317	258	(109)	1,251	265	339	-	-	604
CASH FLOW										
Cash flow from operating activities	398	296	(11)	361	1,044	82	418	-	-	500
Net investments in property, plant and equipment	(117)	(155)	(73)	(281)	(626)	(141)	(180)	-	-	(321)
Net investments in intangible assets	(13)	(18)	(21)	(24)	(76)	(13)	(18)	-	-	(31)
Acquisitions and divestments of enterprises and activities	-	(20)	-	21	1	-	(438)	-	-	(438)
Purchase and sale of financial assets	30	(4)	(1)	(26)	(1)	36	(40)	-	-	(4)
Free cash flow	288	99	(106)	51	342	(36)	(258)	-	-	(294)
Cash flow from discontinued operations	4,203	186	(679)	(643)	3,067	710	332	-	-	1,042
BALANCE SHEET										
Assets	28,038	28,561	29,795	27,943	27,943	27,587	29,523	-	-	29,523
Assets held for sale	7,658	8,578	9,834	8,705	8,705	7,927	7,887	-	-	7,887
Assets, continuing operations	20,380	19,983	19,961	19,238	19,238	19,660	21,636	-	-	21,636
Equity attributable to equity holders of the parent	13,295	12,695	12,510	12,259	12,259	12,700	13,262	-	-	13,262
Minority interests	306	257	263	283	283	288	270	-	-	270
Equity	13,601	12,952	12,773	12,542	12,542	12,988	13,532	-	-	13,532
Net interest-bearing debt	8,077	8,407	9,121	9,545	9,545	8,830	9,468	-	-	9,468
RETURN ON CAPITAL (%)										
RONOA										
Food Ingredients	18.9	18.9	18.0	18.0	18.0	18.5	18.0	-	-	18.0
Genencor	18.3	18.3	19.1	17.0	17.0	15.5	13.3	-	-	13.3
Total, continuing operations	16.3	16.3	16.6	15.8	15.8	15.6	14.8	-	-	14.8
ROIC, continuing operations	8.1	8.5	8.9	8.5	8.5	8.3	7.9	-	-	7.9
ROE	11.2	12.0	12.8	9.9	9.9	5.7	5.9	-	-	5.9
INVESTED CAPITAL										
Net working capital										
Food Ingredients	2,541	2,483	2,542	2,493	2,493	2,674	2,930	-	-	2,930
Genencor	974	1,012	1,073	1,030	1,030	1,136	1,310	-	-	1,310
Unallocated	21	7	(27)	(60)	(60)	(53)	(61)	-	-	(61)
Total	3,536	3,502	3,588	3,463	3,463	3,757	4,179	-	-	4,179
Net non-current assets (excl. goodwill)										
Food Ingredients	3,632	3,593	3,572	3,466	3,466	3,476	3,734	-	-	3,734
Genencor	2,051	2,006	1,998	2,025	2,025	2,027	2,351	-	-	2,351
Unallocated	87	132	116	129	129	126	91	-	-	91
Total	5,770	5,731	5,686	5,620	5,620	5,629	6,176	-	-	6,176
Net operating assets										
Food Ingredients	6,173	6,076	6,114	5,959	5,959	6,150	6,664	-	-	6,664
Genencor	3,025	3,018	3,071	3,055	3,055	3,163	3,661	-	-	3,661
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	9,306	9,233	9,274	9,083	9,083	9,386	10,355	-	-	10,355
Goodwill										
Food Ingredients	4,012	3,983	3,927	3,870	3,870	3,869	4,204	-	-	4,204
Genencor	3,764	3,675	3,593	3,498	3,498	3,489	4,012	-	-	4,012
Unallocated	-	-	-	-	-	-	-	-	-	-
Total	7,776	7,658	7,520	7,368	7,368	7,358	8,216	-	-	8,216
Invested capital										
Food Ingredients	10,185	10,059	10,041	9,829	9,829	10,019	10,868	-	-	10,868
Genencor	6,789	6,693	6,664	6,553	6,553	6,652	7,673	-	-	7,673
Unallocated	108	139	89	69	69	73	30	-	-	30
Total	17,082	16,891	16,794	16,451	16,451	16,744	18,571	-	-	18,571

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Quarterly key figures

(DKKm)	2007/08 Q1	2007/08 Q2	2007/08 Q3	2007/08 Q4	2007/08 YTD	2008/09 Q1	2008/09 Q2	2008/09 Q3	2008/09 Q4	2008/09 YTD
Revenue										
Enablers	1,301	1,229	1,236	1,368	5,134	1,390	1,429	-	-	2,819
Bio Actives	934	862	829	806	3,431	884	874	-	-	1,758
Eliminations	-	-	-	-	-	-	-	-	-	-
Food Ingredients	**2,235**	**2,091**	**2,065**	**2,174**	**8,565**	**2,274**	**2,303**	-	-	**4,577**
Genencor	901	920	929	936	3,686	968	1,056	-	-	2,022
Eliminations	(9)	(9)	(8)	(6)	(32)	(5)	(11)	-	-	(16)
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth (%)										
Enablers	1	1	5	9	4	13	15	-	-	14
Bio Actives	6	2	4	(4)	2	(1)	2	-	-	-
Food Ingredients	**3**	**1**	**4**	**4**	**3**	**7**	**9**	-	-	**8**
Genencor	5	4	11	18	9	13	16	-	-	14
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
Revenue per region										
Europe	1,258	1,166	1,167	1,292	4,883	1,315	1,258	-	-	2,573
North America	827	815	794	802	3,238	852	1,001	-	-	1,853
Latin America	294	310	316	307	1,227	312	359	-	-	671
Asia-Pacific	584	561	550	535	2,230	570	533	-	-	1,103
Rest of the world	164	150	159	168	641	186	197	-	-	383
Total	**3,127**	**3,002**	**2,986**	**3,104**	**12,219**	**3,235**	**3,348**	-	-	**6,583**
Organic growth per region (%)										
Europe	0	0	3	9	3	5	6	-	-	5
North America	2	4	11	12	7	18	26	-	-	22
Latin America	6	7	12	13	10	11	17	-	-	14
Asia-Pacific	7	1	4	(3)	2	1	(6)	-	-	(2)
Rest of the world	34	2	11	1	11	9	31	-	-	20
Total	**3**	**2**	**6**	**8**	**5**	**9**	**11**	-	-	**10**
EBITDA before special items										
Food Ingredients	424	380	334	426	1,564	446	370	-	-	816
Genencor	208	207	186	130	731	166	152	-	-	318
Corporate costs and central R&D	(36)	(40)	(3)	(66)	(145)	(32)	(33)	-	-	(65)
Subtotal	**596**	**547**	**517**	**490**	**2,150**	**580**	**489**	-	-	**1,069**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**617**	**550**	**537**	**488**	**2,192**	**571**	**496**	-	-	**1,067**
EBITDA margin (%)										
Food Ingredients	19.0	18.2	16.2	19.6	18.3	19.6	16.1	-	-	17.8
Genencor	23.1	22.5	20.0	13.9	19.8	17.2	14.4	-	-	15.7
Total	**19.7**	**18.3**	**18.0**	**15.7**	**17.9**	**17.7**	**14.8**	-	-	**16.2**
Operating profit before special items										
Enablers	153	130	105	180	568	192	163	-	-	355
Bio Actives	158	134	106	129	527	144	91	-	-	235
Food Ingredients	**311**	**264**	**211**	**309**	**1,095**	**336**	**254**	-	-	**590**
Genencor	155	150	131	80	516	112	96	-	-	208
Corporate costs and central R&D	(39)	(41)	(6)	(68)	(154)	(36)	(33)	-	-	(69)
Subtotal	**427**	**373**	**336**	**321**	**1,457**	**412**	**317**	-	-	**729**
Share-based payments	21	3	20	(2)	42	(9)	7	-	-	(2)
Total	**448**	**376**	**356**	**319**	**1,499**	**403**	**324**	-	-	**727**
EBIT margin (%)										
Enablers	11.8	10.6	8.5	13.2	11.1	13.8	11.4	-	-	12.6
Bio Actives	16.9	15.5	12.8	16.0	15.4	16.3	10.4	-	-	13.4
Food Ingredients	**13.9**	**12.6**	**10.2**	**14.2**	**12.8**	**14.8**	**11.0**	-	-	**12.9**
Genencor	17.2	16.3	14.1	8.5	14.0	11.6	9.1	-	-	10.3
Total	**14.3**	**12.5**	**11.9**	**10.3**	**12.3**	**12.5**	**9.7**	-	-	**11.0**
Special items										
Food Ingredients	-	(5)	-	(93)	(98)	(1)	(26)	-	-	(27)
Genencor	-	(1)	(1)	5	3	-	(2)	-	-	(2)
Corporate costs and central R&D	-	-	-	-	-	(5)	5	-	-	-
Total	-	(6)	(1)	(88)	(95)	(6)	(23)	-	-	(29)

The income statement, cash flow and invested capital exclude discontinued operations from the Flavours and Sugar divisions.

Profit from discontinued operations, Sugar

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	**1,768**	**1,705**	**3,433**	**3,311**
Cost of sales	(1,475)	(1,343)	(2,871)	(2,640)
Gross profit	**293**	**362**	**562**	**671**
Costs including depreciation	**(193)**	**(187)**	**(360)**	**(345)**
Operating profit before special items	**100**	**175**	**202**	**326**
Special items	-	37	-	37
Comparative operating profit	**100**	**212**	**202**	**363**
Reversal of depreciation after classification held for sale	86	81	173	162
Total	**186**	**293**	**375**	**525**
Gain/loss on disposal, based on full depreciation	-	-	-	-
Reversal of depreciation after classification held for sale	(86)	(81)	(173)	(162)
Total	**(86)**	**(81)**	**(173)**	**(162)**
Operating profit from discontinued operations	**100**	**212**	**202**	**363**
Net financial expenses	(47)	(34)	(94)	(71)
Profit before tax	**53**	**178**	**108**	**292**
Tax on discontinued operations	(13)	(57)	(27)	(94)
Profit from discontinued operations	**40**	**121**	**81**	**198**
Cash flow from discontinued operations				
Cash flow from operating activities	348	296	1,124	1,275
Cash flow from investing activities	(75)	(109)	(130)	(164)
Cash flow from financing activities	46	3	34	3
Change in cash, discontinued operations	13	19	14	7
Total	**332**	**209**	**1,042**	**1,121**

Profit from discontinued operations, Flavours

(DKKm)	Q2 2008/09	Q2 2007/08	YTD 2008/09	YTD 2007/08
Revenue	-	-	-	**292**
Cost of sales	-	-	-	(170)
Gross profit	-	-	-	**122**
Costs	-	-	-	**(82)**
Operating profit before special items	-	-	-	**40**
Special items	-	-	-	-
Gain on disposal of discontinued operations	-	-	-	830
Operating profit from discontinued operations	-	-	-	**870**
Net financial expenses	-	-	-	-
Profit before tax	-	-	-	**870**
Tax on discontinued operations	-	-	-	(13)
Tax on gain on disposal of discontinued operations	-	-	-	(400)
Income tax expense	-	-	-	**(413)**
Profit from discontinued operations	-	-	-	**457**
Cash flow from discontinued operations				
Cash flow from operating activities	-	-	-	(38)
Cash flow from investing activities	-	(23)	-	3,288
Cash flow from financing activities	-	-	-	18
Total	-	**(23)**	-	**3,268**

Proforma balance sheet, continuing operations

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Assets			
Goodwill	8,216	7,658	7,368
Other intangible assets	950	958	899
Property, plant and equipment	5,406	5,040	4,933
Financial assets	377	414	389
Total non-current assets	**14,949**	**14,070**	**13,589**
Inventories	2,906	2,483	2,605
Receivables	3,336	3,023	2,732
Assets held for sale	7,887	8,578	8,705
Cash and cash equivalents	445	407	312
Total current assets	**14,574**	**14,491**	**14,354**
Total	**29,523**	**28,561**	**27,943**
Equity and liabilities			
Share capital	954	979	979
Other reserves	12,308	11,716	11,280
Equity attributable to equity holders of the parent	**13,262**	**12,695**	**12,259**
Minority interests	270	257	283
Equity	**13,532**	**12,952**	**12,542**
Non-current liabilities	6,814	4,113	6,025
Current liabilities	6,314	7,961	6,812
Liabilities held for sale	2,863	3,535	2,564
Total liabilities	**15,991**	**15,609**	**15,401**
Total	**29,523**	**28,561**	**27,943**

Assets and liabilities held for sale

(DKKm)	31 October 2008	31 October 2007	30 April 2008
Goodwill	733	1,343	742
Net non-current assets	3,242	3,220	3,386
Net working capital	1,793	1,242	2,732
Invested capital	**5,768**	**5,805**	**6,860**
Net interest-bearing debt	(187)	(133)	(140)
Other financial liabilities including tax	(557)	(629)	(579)
Total	**5,024**	**5,043**	**6,141**
Assets held for sale	7,887	8,578	8,705
Liabilities held for sale	(2,863)	(3,535)	(2,564)
Total	**5,024**	**5,043**	**6,141**

In the above proforma balance sheet, Sugar's assets and liabilities have been recognised separately as if the activities were held for sale as at 31 October 2007 and 30 April 2008. Assets are stated under Assets held for sale, and liabilities under Liabilities held for sale. Net assets held for sale are also stated in main groups.

The proforma balance sheet is provided to facilitate comparisons between the balance sheet of 31 October 2008 and the balance sheets of 31 October 2007 and 30 April 2008. In accordance with IFRS assets and liabilities held for sale in comparable period-ends have not been recognised separately in Danisco's balance sheet.

Stock exchange notices

Notices issued in the past 12 months

Date		No.	Title
17 December	2007	41	Share buyback
17 December	2007	42	Announcement of Results for Q2 2007/08
4 March	2008	1	Danisco increases outlook for Sugar and commences Sugar separation
26 March	2008	2	Announcement of Results for Q3 2007/08
4 April	2008	3	Major shareholder announcement
9 May	2008	4	Impairment charge in respect of Danisco Sugar
14 May	2008	5	DuPont and Genencor create world-leading cellulosic ethanol company
23 June	2008	6	Announcement of Results for 2007/08
23 June	2008	-	Danisco Annual Report 2007/08
14 July	2008	7	Danisco A/S announces sale of Danisco Sugar A/S to Nordzucker AG
31 July	2008	-	Danisco's Annual General Meeting
19 August	2008	8	Notification of proxies received by the Board of Directors
20 August	2008	9	Excerpt of the Chairman's report at the Annual General Meeting
20 August	2008	10	Annual General Meeting of Danisco A/S held on 20 August 2008
21 August	2008	-	Updated Articles of Association
27 August	2008	11	Restatement of accounting figures for 2007/08
16 September	2008	12	Divestment of Direvo Biotech AG to Bayer HealthCare
16 September	2008	13	Genencor and Goodyear to co-develop renewable alternative
18 September	2008	14	Announcement of Results for Q1 2008/09
27 October	2008	15	Danisco strengthens strategic platform through acquisition of Agtech

Post balance-sheet notices

No notices

For further information:
Danisco A/S
CVR no. 11350356
Langebrogade 1
P.O. Box 17
DK-1001 Copenhagen K
Tel. +45 3266 2000
Fax +45 3266 2175
www.danisco.com
info@danisco.com

Investor Relations, tel.: +45 3266 2912, investor@danisco.com
Media Relations, tel.: +45 3266 2913, info@danisco.com

END